As filed with the Securities and Exchange Commission on October 24, 1996.

                                          Registration Statement No. 333-_______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              SWIFT ENERGY COMPANY
                           (Exact name of Registrant)

         Texas                       1311                        74-2073055
(State of incorporation)  (Primary Standard Industrial        (I.R.S. Employer
                           Classification Code Number)       Identification No.)

                            A. Earl Swift, President
                              Swift Energy Company
                        16825 Northchase Drive, Suite 400
                              Houston, Texas 77060
                                 (713) 874-2700
(Address and telephone number of Registrant's executive offices and name, address and telephone number of agent for service)

                                   Copies to:

Donald W. Brodsky                                      Christine LaFollette
Judy G. Gechman                                        Thomas P. Mason
Jenkens & Gilchrist, a Professional Corporation        Andrews & Kurth L.L.P.
1100 Louisiana Street, Suite 1800                      4200 Texas Commerce Tower
Houston, Texas 77002                                   Houston, Texas 77002
(713) 951-3300

       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                 ---------------

                         CALCULATION OF REGISTRATION FEE

                                                         Proposed                Proposed
     Title of Each               Amount                   Maximum                 Maximum                 Amount of
  Class of Securities             to be                  Offering                Aggregate              Registration
   to be Registered            Registered             Price Per Note          Offering Price                 Fee
------------------------     ---------------          --------------          ---------------           ------------
__% Convertible              $115,000,000(1)               100%               $115,000,000(1)              $34,849
Subordinated Notes
due 2006

Common Stock, $.01
par value per share                 (2)                      (2)                     (2)                      (3)

(1) Includes $15,000,000 principal amount of Notes issuable upon exercise of the Underwriters' over-allotment option.
(2) Such indeterminate number of shares as may be issued upon conversion of the Notes.
(3) No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 (the "1933 Act") or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                              Swift Energy Company
                              Cross Reference Sheet
                     Pursuant to Regulation S-K Item 501(b)




                Form S-3 Item Number and Caption                          Location/Caption in Prospectus
         --------------------------------------------------------     ----------------------------------------
1.       Forepart of the Registration Statement and Outside
         Front Cover Pages of Prospectus.........................     Outside Front Cover Page of Prospectus
2.       Inside Front and Outside Back Cover Pages of                 Inside Front and Outside Back Cover
         Prospectus..............................................     Pages of Prospectus
3.       Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges...............................     Prospectus Summary; Risk Factors
4.       Use of Proceeds.........................................     Use of Proceeds
5.       Determination of Offering Price.........................     Not Applicable
6.       Dilution................................................     Not Applicable
7.       Selling Security Holders................................     Not Applicable
8.       Plan of Distribution....................................     Underwriting
9.       Description of Securities to be Registered..............     Description of Notes
10.      Interests of Named Experts and Counsel..................     Not Applicable
11.      Material Changes........................................     Not Applicable
12.      Incorporation of Certain Information by                      Incorporation of Certain Information by
         Reference...............................................     Reference
13.      Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities..........     Not Applicable

Information contained herein is subject to completion or amendment. These securities may not be delivered without the delivery of a final prospectus. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             Subject to Completion,
                             Dated October 24, 1996

Prospectus                                                    [GRAPHIC OMITTED]
$100,000,000
Swift Energy Company
    % Convertible Subordinated Notes Due 2006

The %  Convertible  Subordinated  Notes due 2006 (the  "Notes") of Swift  Energy
Company (the "Company" or "Swift") offered hereby will mature on        ,  2006.
Interest  on the  Notes  will  accrue  from          ,  1996 and is  payable  on
          and           of each year  commencing          ,  1997. The Notes are
convertible at the option of the holder at any time after 60 days following the date of original issuance thereof and prior to the close of business on the last trading day prior to the maturity date, unless previously redeemed or repurchased, into shares of the Company's Common Stock, par value $.01 per share
(the "Common Stock"),  at a conversion price of $         per share  (equivalent
to a conversion rate of          shares per $1,000  principal  amount of Notes),
subject to certain adjustments. The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY." On October 24, 1996 the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $24.50 per share.

The Notes are  redeemable at the option of the Company,  in whole or in part, at
any time on or after            , 1999 at the redemption prices set forth herein
together with accrued and unpaid interest. The Notes do not provide for any sinking fund. Upon the occurrence of a Designated Event (as defined herein), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."

The Notes will constitute unsecured subordinated obligations of the Company and will rank pari passu in right of payment to the Company's other subordinated indebtedness, if any. The Notes and the Company's obligations with respect thereto (including the Company's obligation to repurchase Notes upon the occurrence of a Designated Event) will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company. See "Description of Notes -- Subordination of Notes" and "Capitalization."

Application will be made to list the Notes on the New York Stock Exchange.

See "Risk Factors" commencing on page 9 of this Prospectus for a description of certain factors that should be considered in connection with an investment in the Notes.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               Price to                Underwriting            Proceeds to
                                               Public (1)              Discount                Company (1)(2)
                                               --------------          ------------            --------------
Per Note...................................    $                       $                       $
Total(3)...................................    $                       $                       $

(1)      Plus accrued interest, if any, from the date of issuance.
(2)      Before deducting expenses payable by the Company estimated at $       .
(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date of this Prospectus, to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the Price to Public, less Underwriting Discount, to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ ,
         $         and $        , respectively. See "Underwriting."

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about         , 1996.

Salomon Brothers Inc
                      Oppenheimer & Co., Inc.
                                        Prudential Securities Incorporated
                                                              Southcoast Capital
                                                                   Corporation

The date of this Prospectus is November    , 1996.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement or the exhibits thereto, to which reference is made concerning the contents of such exhibits. Reference to each such exhibit qualifies all information related thereto.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly files reports, proxy statements and other information ("Reports") with the Commission. The Registration Statement, the exhibits thereto and the Reports, can be inspected and copied at the public reference facilities maintained by the Commission at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. Reports concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange Incorporated, 115 Sansome Street, 8th Floor, San Francisco, California 94104. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OR THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  DEFINED TERMS

         The following defined terms have the indicated meanings when used in this Prospectus:

"Bcf" means billion cubic feet of natural gas.

"Bcfe" means billion cubic feet of natural gas equivalent. See "-- Mcfe."

"Bbl" means barrel or barrels of oil.

"MBbl" means thousand barrels of oil.

"Mcf" means thousand cubic feet of natural gas.

"Mcfe" means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to six Mcf of natural gas.

"Mcfepd" means Mcfe per day.

"MMcf" means million cubic feet of natural gas.

"MMcfe" means million cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to six Mcf of natural gas.

"MMBbl" means million barrels of oil.

"MMBtu" means million British Thermal Units, which is a heating equivalent measure for natural gas, as opposed to Mcf, which is strictly a measure of natural gas volumes. Typically prices quoted for natural gas are designated as prices per MMBtu, the same basis on which natural gas is contracted for sale.

"PV-10 Value" means the estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense or depreciation, depletion and amortization. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

"reserve replacement cost" means, with respect to proved reserves, a three-year average (unless otherwise indicated) calculated by dividing total acquisition, exploration and development costs incurred during the period (exclusive of future development costs) by net reserves added during the period (excluding revisions).

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the notes thereto, and other financial information included or incorporated by reference, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth under "Risk Factors." Unless the context otherwise requires, references to the "Company" or "Swift" refer to Swift Energy Company and its consolidated subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Defined terms used herein to describe quantities of oil and gas and other matters are explained under "Defined Terms" on page 2 above. The Company's principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and its telephone number is (713) 874-2700.

                                   The Company

         Swift Energy Company is engaged in the exploration, development, acquisition and production of oil and gas properties with a primary focus on U.S. onshore natural gas reserves. As of December 31, 1995, the Company had interests in over 4,000 oil and gas wells located in 15 states, with over 85% of its proved reserve base concentrated in Texas. At the same date had estimated proved reserves of 176 Bcfe, approximately 80% of which were natural gas, and operated 767 wells representing 86% of its proved reserve base.

         The Company's primary focus is exploration and development drilling on its core areas, the AWP Olmos Field located in South Texas and the Texas Austin Chalk trend. The AWP Olmos Field is characterized by long-lived reserves, while the Austin Chalk trend is characterized by more short-lived reserves with high initial production and rapid decline rates. These fields accounted for approximately 67% and 6%, respectively, of the Company's proved reserves as of December 31, 1995, and approximately 61% and 16%, respectively, of the Company's production for the nine months ended September 30, 1996. The Company has substantially accelerated its drilling activities during the last several years, drilling 16, 42 and 75 net wells in 1994, 1995 and the first nine months of 1996, respectively, primarily in these areas. The Company has also doubled its undeveloped acreage position in both the AWP Olmos Field and the Austin Chalk trend during 1996 and currently has an inventory of over 360 and 65 potential well locations in these two areas, respectively. The Company has budgeted capital expenditures of over $134.0 million for the remaining three months of 1996 and for 1997, of which approximately $90.0 million is targeted for these two fields. The Company is also actively pursuing exploratory and development drilling opportunities in other basins in Texas, Louisiana and Wyoming. As a complement to these domestic activities, the Company is participating in several high potential international projects, with limited capital exposure to the Company in New Zealand, Russia and Venezuela.

         The Company has increased its proved reserves from 41 Bcfe at year-end 1990 to 176 Bcfe at year-end 1995, primarily from additions through the drillbit, which has resulted in the replacement of 257% of production during the same five-year period. In 1995, the Company increased its proved reserves by 70%, resulting the in replacement of 648% of the prior year's production. Over the 1991 through 1995 period, reserve replacement costs have averaged $0.63 per Mcfe, a level which the Company believes is lower than comparable industry averages. As a result of increased drilling activity, average daily production increased to 57,875 Mcfepd in September 1996, an increase of 98% over average daily production of 29,300 Mcfepd in September 1995. Due to economies of scale and geographic concentration, general and administrative expenses and production costs have fallen from $1.19 and $0.63 per Mcfe in 1990 to $0.34 and $0.42 per Mcfe, respectively, for the nine months ended September 30, 1996. The combination of increased production and decreased operating costs per Mcfe has resulted in average annual growth in net cash provided by operating activities of 24% per year from year-end 1990 to year-end 1995. For the nine months ended September 30, 1996, net cash provided by operating activities increased by 208% over the same period in 1995 to $26.4 million due to these same production and operating cost factors.

Business Strategy

         The Company intends to continue to increase its reserves, cash flows and underlying net asset value through a balanced growth strategy that includes an aggressive drilling program, exploitation of advanced technologies and strategic acquisitions.

         Key elements of the Company's strategy include the following:

         Aggressive Drilling Program. The Company believes that future reserve growth will result from a combination of drilling wells on proved undeveloped acreage in its core areas, step-out and exploratory drilling on the Company's substantial inventory of undeveloped acreage and exploration efforts in selected areas outside the Company's core fields. In 1995, the Company drilled 39 net development wells and 4 net exploration wells, including 38 net development wells in the Company's AWP Olmos Field and Austin Chalk trend core areas. During this period, the Company had drilling success rates of 96% for development wells and 50% for exploratory wells. The Company expects to drill a total of 162 gross (122 net) wells in 1996, 102 which have been drilled as of September 30, 1996 for a capital cost of $42.4 million to the Company. For 1997, the Company plans to drill approximately 161 gross wells at an expected capital cost of $86 million to the Company. The Company anticipates that drilling activity in the AWP Olmos Field will represent 85% of the Company's 1996 drilling budget and 75% of the Company's 1997 drilling budget. Exploratory drilling is based on a "controlled risk" approach focusing on regions where the exploration objective would allow the Company to utilize its technological or geological expertise and which are in close proximity to known producing horizons. The Company also reduces its overall risk exposure with respect to exploration and development activities by entering into joint ventures with industry partners to share capital exposure for any individual well. As an example of this strategy, the Company has active joint venture development projects with Union Pacific Resources Company ("UPRC"), Chesapeake Energy Corporation ("Chesapeake") and Snyder Oil Corporation ("Snyder") in the Austin Chalk trend, under which the Company serves as operator of a majority of these the wells on these properties.

         Exploitation of advanced technologies. To minimize the risks associated with exploration and development drilling and to enhance operating efficiency, the Company has devoted considerable resources to developing advanced technological expertise. These technologies include 2-D and 3-D seismic analysis, AVO (amplitude versus offset) studies and detailed formation depletion studies. The Company has also attained substantial expertise in horizontal well technology, having participated in 28 such wells in the Austin Chalk trend, 27 of which have been successful. Additionally, the Company uses innovative fracturing methods, coiled tubing technology and computer telemetry to monitor well performance in the AWP Olmos Field. As a result of these technologies, the Company has enhanced its production yields while reducing its costs per Mcfe.

         Strategic acquisitions. The Company is continuously reviewing acquisition opportunities, including opportunities to acquire substantial undeveloped acreage for future drilling activities. The Company targets properties in close proximity to the Company's current reserves, where such reserves can be increased through development drilling and where improved operating efficiencies can be achieved. Using these criteria, the Company employs a disciplined, market-driven approach to acquisitions that can result in varying levels of annual spending on acquisitions. The Company has substantial experience in making such acquisitions, having purchased approximately $465.0 million of producing oil and natural gas properties on behalf of itself and its co-investors in 122 separate transactions since 1979.

                                  The Offering


Securities Offered.................................... $100,000,000 aggregate principal amount of         %
                                                       Convertible Subordinated Notes due 2006 (the "Notes"),
                                                       excluding $15,000,000 aggregate principal amount of
                                                       Notes   subject   to  the Underwriters' over-allotment
                                                       option.

Maturity.............................................. The Notes will mature on           , 2006 unless earlier
                                                       redeemed, repurchased or converted.

Payment of Interest................................... Interest on the Notes at the rate of    % per annum is
                                                       payable semi-annually on            and             of
                                                       each year commencing                 , 1997.

Conversion Right...................................... The Notes are convertible into shares of the Company's
                                                       Common Stock at the option of the holder at any time
                                                       after 60 days following the date of original issuance
                                                       thereof and prior to the close of business on the last
                                                       trading day prior to the maturity date, unless previously
                                                       redeemed or repurchased, at a conversion price of $
                                                       per share, subject to certain adjustments. See "Description of Notes -- Conversion."

Redemption at the Option of the Company............... On or after                , 1999, the Company may, upon
                                                       at least 15 days  notice, redeem the Notes in whole
                                                       or in part at the redemption prices set forth herein, together
                                                       with  accrued  and unpaid interest   thereon.   See
                                                       "Description  of Notes -- Optional Redemption."

Repurchase Upon Occurrence of a Designated             The Notes are required to be repurchased at 101% of
Event................................................. their principal amount, together with accrued and unpaid interest thereon, at the option of the holder upon the
                                                       occurrence of a Designated Event (as defined herein).
                                                       See "Description of Notes -- Repurchase at the Option
                                                       of Holders" and "Risk Factors --  Limitation on Repurchase of
                                                       Notes Upon the Occurrence of a Designated Event."  Any
                                                       future credit  agreements or other agreements relating to
                                                       indebtedness (including Senior Debt) to which the Company
                                                       becomes a party may contain restrictions on the repurchase of Notes.  In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the
                                                       Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture (as defined herein), which may, in turn, constitute a further default under existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time.  In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.  See "Description of Notes -- Repurchase at the Option
                                                       of  Holders" and "Risk Factors -- Limitation on Repurchase of
                                                       Notes Upon the Occurrence of a Designated Event."

Ranking............................................... The Notes will be unsecured obligations of the Company, will be subordinated in right of payment to all existing
                                                       and future Senior Debt of the Company and will rank pari passu with all other subordinated indebtedness of the Company, if any.
                                                       See "Description of Notes -- Subordination of Notes."

Use of Proceeds....................................... From the estimated net proceeds of $           million, the
                                                       Company intends to repay in full all of its outstanding
                                                       indebtedness under its existing credit facilities ($17.2
                                                       million at September 30, 1996).  The remaining net
                                                       proceeds will be added to working capital to fund the
                                                       Company's development and exploration drilling projects
                                                       and possibly to acquire oil and gas properties, or for
                                                       other general corporate purposes.  See "Use of
                                                       Proceeds."

Listing............................................... Application will be made to list the Notes on the New
                                                       York Stock Exchange.

Common Stock.......................................... 15,091,384 shares of Common Stock were outstanding on September 30, 1996. The Common Stock is traded
                                                       on the New York Stock Exchange and the Pacific Stock
                                                       Exchange under the symbol "SFY."

                       Summary Consolidated Financial Data

         The following tables, which have been derived from the Company's audited financial statements, set forth selected historical financial information for the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. The financial data for the six-month periods ended June 30, 1996 and 1995 were derived from the unaudited financial statements of the Company that, in management's opinion, include all adjustments (consisting of only normal recurring adjustments, except as disclosed below) necessary to present fairly the results for such periods. The operating results for such periods are not necessarily indicative of the operating results to be expected for a full fiscal year, and none of the data presented below are necessarily indicative of future results.

                                                     Six Months
                                                    Ended June 30,                     Year Ended December 31,
                                                ----------------------        --------------------------------------
                                                  1996          1995            1995           1994           1993
                                                --------      --------        --------       --------       --------
                                                                (In thousands, except per share amounts)
Income Statement Data:
    Revenues...............................     $ 23,747      $ 12,823        $ 28,931       $ 25,375       $ 24,133
    Costs and expenses:
        General and administrative, net
           of reimbursement................        2,852         2,752           5,256          5,198          5,065
        Depreciation, depletion, and
           amortization....................        6,900         4,002           8,839          7,905          7,301
        Oil and gas production.............        3,659         3,337           6,826          5,639          4,540
        Interest expense, net..............          294         1,090           1,115          1,795            598
                                                --------      --------        --------       ---------      --------
    Income before income taxes.............       10,042         1,642           6,895          4,838          6,629
    Provision for income taxes.............        3,281           386           1,982          1,112          1,732
                                                --------      --------        --------       --------       --------
    Income before cumulative effect of
        change in accounting principle.....        6,761         1,256           4,913          3,726          4,897
    Cumulative effect of change in
        accounting principle...............           --            --              --        (16,773)(1)         --
                                                --------      --------        --------       --------       --------

    Net income (loss)......................     $  6,761      $  1,256        $  4,913       $(13,047)(1)   $  4,897
                                                ========      ========        ========       ========       ========

    Per share data:
        Income before cumulative
           effect of change in
           accounting principle............     $   0.54      $   0.19        $   0.54       $   0.56 (1)   $   0.74
                                                ========      ========        ========       ========       ========

        Net income (loss)..................     $   0.54      $   0.19        $   0.54       $  (1.96)(1)   $   0.74
                                                ========      ========        ========       ========       ========
    Weighted average shares
        outstanding........................       12,586         6,706           9,123          6,644          6,588

Other Financial Data:
    EBITDA(2)..............................     $ 17,236      $  6,735        $ 16,849       $ 14,538       $ 14,527
    Net cash provided by operating
        activities.........................       14,904         4,810          14,376         10,395          7,238
    Capital expenditures...................       29,968        12,572          40,033         34,531         24,229
    Ratio of earnings to fixed charges(3)
           Historical......................         9.1x          1.6x            3.1x            2.6x          6.8x
           Pro forma(4)....................         4.6x            --            2.1x              --            --

                                                                                  June 30, 1996
                                                            ---------------------------------------------------------
                                                              Actual                                   As Adjusted(5)
                                                            ---------                                   ----------
                                                                                (In thousands)
Balance Sheet Data:
   Working capital..........................                $   5,975                                    $  85,765
   Total assets.............................                  174,918                                      253,610
   Long-term debt:
       Bank borrowings......................                   15,210                                           --
       6 1/2% Convertible Subordinated
          Debentures due 2003...............                   28,750                                           --
          % Convertible Subordinated
          Notes due 2006....................                       --                                      100,000
   Stockholders' equity.....................                  101,694                                      129,347

(1) Effective January 1, 1994, the Company adopted a new method of accounting for earned interests with respect to the limited partnerships for which it serves as general partner, whereby earned interests are no longer recognized as income. The effect of the change in 1994 was to increase income before cumulative effect of change in accounting principle by approximately $1,047,000 or $.16 per share. The cumulative effect of this change in accounting principle resulted in an adjustment of $16,772,698, or a loss of $2.52 per share (after reduction for income taxes of $8,640,481), in the first quarter of 1994, to apply the new method retroactively, thereby reducing net income in 1994. The Company believes the change in policy results in financial statements that better reflect its current business focus and that are more comparable to current practices in the oil and gas exploration and production business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 2 to the Company's Consolidated Financial Statements.

(2) EBITDA is defined for this purpose as income (loss) before taking into consideration the cumulative effect of change in accounting principle and net interest expense, income taxes and depreciation, depletion, and amortization. EBITDA should not be considered as an alternative to earnings (losses) as an indicator of the Company's financial performance or to cash flows as a measure of liquidity, but rather to provide additional information related to debt service capability.

(3) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges.

(4) Pro forma for the offering and for the application of a portion of the net proceeds of the offering to repay $15.2 million of existing indebtedness. See "Use of Proceeds."

(5) As adjusted to give effect to the conversion of the Company's 6 1/2% Convertible Subordinated Debentures due 2003 and the sale by the
         Company of the        % Convertible Subordinated Notes due 2006 offered
         hereby and the application of the net proceeds as described under "Use of Proceeds."

                           Reserve and Production Data

        The following table sets forth certain summary information as of December 31, 1995 with respect to estimates prepared by the Company, and audited by H.J. Gruy and Associates, Inc., independent petroleum engineers ("Gruy"), of the Company's proved oil and gas reserves, the future net revenues therefrom and their PV-10 Value. Estimates are based upon weighted average prices of $18.07 per Bbl of oil and $2.41 per Mcf of natural gas at December 31, 1995, holding prices constant throughout the life of the properties in accordance with regulations of the Securities and Exchange Commission. This information is based upon numerous assumptions and is subject to change due to numerous factors. See "Business and Properties -- Properties and -- Oil and Gas Reserves" and "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

                                                                             December 31, 1995
                                                              ---------------------------------------------
                                                               Proved                                 Total
                                                              Developed                              Proved
                                                              ---------                             --------
                                                                           (Dollars in thousands)
Estimated net proved reserves:
     Oil and condensate (MBbl)........................           3,313                                 5,422
     Natural gas (MMcf)...............................          81,532                               143,568
     Total reserves (MMcfe)...........................         101,411                               176,099
     Future net revenues..............................        $162,723                              $281,647
     PV-10 Value......................................        $ 85,537                              $147,038


                                                                          Six Months
                                                                        Ended June 30,          Year Ended December 31,
                                                                      ------------------    -----------------------------
                                                                        1996       1995       1995       1994       1993
                                                                      -------     ------    -------    -------     ------
Production:
     Oil (MBbl)...................................................        309        256        545        467        324
     Natural gas (MMcf)(1)........................................      6,674      3,454      7,914      6,799      5,422
     Gas equivalents (MMcfe)......................................      8,529      4,991     11,187      9,601      7,369

Weighted average sales prices:
     Oil (per Bbl)................................................     $18.24     $15.97     $15.66     $14.35     $15.10
     Natural gas (per Mcf)(2).....................................       2.23       1.64       1.77       1.93       1.96

Selected data per Mcfe:
     Production costs.............................................     $ 0.43     $ 0.67     $ 0.61     $ 0.59     $ 0.62
     Depreciation, depletion, and amortization....................       0.81       0.80       0.79       0.82       0.99
     General and administrative(3)................................       0.33       0.55       0.47       0.54       0.69
     Reserve replacement cost(4)..................................        N/A        N/A       0.61       0.79       0.70

Wells drilled:
     Gross .......................................................         66         24         76         44         34
     Net..........................................................         58         13         42         16          9

  Total reserves (MMcfe) added by:
     Exploration and development..................................        N/A        N/A     72,425     24,804     13,502
     Acquisitions.................................................        N/A        N/A      5,692     12,879     26,469


(1) Natural gas production for 1995, 1994, 1993, and the six-month periods ended June 30, 1996 and 1995 includes 1,211, 1,358, 1,581, 581 and 622
         MMcf, respectively, delivered under a volumetric production payment pursuant to which the Company is obligated to deliver certain monthly quantities of natural gas. Future Volumes associated with the volumetric production payment are not included in the Company's estimate of net reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- General" and
         Note 9 to the Consolidated Financial Statements.

(2) The above natural gas prices reflect the high BTU content of the natural gas produced from the Company's AWP Olmos and Austin Chalk properties. Gas is sold on the basis of price per MMBtu, which measures the heating equivalent of such gas. The prices per Mcf above (Mcf being strictly a physical measure of natural gas volumes) are therefore higher than the prices which would be paid for natural gas with a lower Btu content.

(3)      Net of reimbursements.

(4) Calculated for a three-year period ending with the year presented by dividing total acquisition, exploration and development costs (excluding future development costs) incurred during such period by net reserves added during the period (excluding revisions).

                                  RISK FACTORS


         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered hereby. The statements contained herein that are not historical facts are forward-looking statements as that term is defined in
Section 21E of the Securities Exchange Act of 1934, as amended, and therefore involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this Prospectus, including those regarding the Company's financial results, levels of oil and gas production or revenue, capital expenditures and capital resource activities could differ materially from those estimated, anticipated or projected. Among the factors that could cause actual results to differ materially are: general economic conditions, competition and government regulations, fluctuations in oil and natural gas prices and the factors set forth in "Risk Factors" below, as well as the risks and uncertainties set forth from time to time in the Company's other public reports filed with the Commission and incorporated by reference herein.

Subordination and Absence of Financial Covenants

         The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company. "Senior Debt" is defined under the heading "Description of Notes -- Subordination of Notes." As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default, the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes or any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. As of September 30, 1996, the Company had approximately $17.2 million of indebtedness outstanding that would have constituted Senior Debt. It is anticipated that, immediately after the application of the net proceeds from this offering, the Company will have no Senior Debt outstanding; however, any future borrowings under the Company's existing credit facilities will constitute Senior Debt, and other indebtedness incurred by the Company in the future may constitute Senior Debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture. See "Description of Notes -- Repurchase at the Option of Holders."

Limitation on Repurchase of Notes Upon the Occurrence of a Designated Event

         Upon the occurrence of a Designated Event, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of their principal amount. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by the holders thereof. Any future credit agreements or other agreements relating to indebtedness (including Senior Debt) to which the Company becomes a party may contain restrictions on the repurchase of Notes. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing the Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or refinance such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which may, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may incur from time to time. In such circumstances, the subordination provisions in the Indenture would likely prohibit payments to holders of Notes. See "Description of Notes -- Repurchase at the Option of Holders."

Volatility of Oil and Gas Prices and Markets

         The Company's profitability is substantially dependent on prevailing prices for oil and natural gas. The amounts of and price obtainable for the Company's oil and gas production will be affected by market factors beyond the Company's control. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the oil and gas industry. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. In addition, the marketability of the Company's production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. A substantial and prolonged decline in oil and gas prices could have a material adverse effect upon the Company.

         The Company currently emphasizes the exploration and development of natural gas reserves. See "Business and Properties -- General." As a result of changes in recent years in the natural gas market regulatory structure and volatility in the market price for natural gas, most producers and purchasers are unwilling to enter into long-term purchase and sale contracts. Accordingly, most of the Company's gas production is sold on the "spot market," where producers and purchasers negotiate sales on a short-term (usually a 30-day) basis. Accordingly, the stability of the Company's future revenues is vulnerable to short-term fluctuations in the price of natural gas. See "-- Effect of Price Risk Management."

         Under Commission regulations applicable to entities which account for their investments in oil and gas properties using the full-cost accounting rules, on a quarterly basis the Company confirms that the PV-10 Value of its proved reserves (plus certain amounts for unproved properties) exceeds the capitalized costs of oil and gas properties carried on its balance sheet. This test must be performed using oil and gas prices at the end of the applicable period, rather than historical amounts or averages calculated over longer periods. Thus, while the Company has never been required to write down its asset base, and at December 31, 1995 there was a substantial excess of reserves over capitalized costs under the "ceiling test," declines in oil and gas prices, if sustained, could require a writedown of the value of the Company's oil and gas properties unless at the same time the Company had sufficient net additional reserves to offset the effect of any such decline in oil and gas prices. It is possible that such a writedown could be required even if there were only a temporary decline in prices. Although any such writedown would not affect cash flow from operating activities, it would constitute a charge to earnings.

Replacement and Expansion of Reserves

         The Company's success will be largely dependent on its ability to replace and expand its oil and gas reserves through the acquisition of producing properties and the exploration for and development of oil and gas reserves, both of which involve substantial risks. Without successful drilling or acquisition ventures, the Company will be unable to replace the reserves being depleted by production, and its assets and revenues including the reserves will decline. There can be no assurance that the Company's acquisition and exploration and development activities will result in the replacement of, or additions to, the Company's reserves. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates, their accuracy is inherently uncertain.

Future Capital Requirements

        The Company makes and will continue to make substantial capital expenditures to further explore and develop its properties and to acquire additional oil and gas properties. These expenditures are currently anticipated to be $134.0 million for the remaining three months of 1996 and for 1997. Cash flows from operations, to the extent available, will be used to fund these expenditures. The Company may also seek additional capital from traditional reserve base borrowings, equity and debt offerings, joint ventures and other sources. Furthermore, the Company may seek to raise capital through production payment financing and vendor financing. The Company's ability to access additional capital will depend on its continued success in exploring for and developing its reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to the Company from any source or that, if available, it will be on terms acceptable to the Company. Should sufficient capital not be available, the exploration and development of the Company's properties could be delayed and, accordingly, the implementation of the Company's business strategy would be adversely affected.

Uncertainty of Estimates of Reserves and Future Net Revenues

         Estimates of the Company's proved developed oil and gas reserves and future net revenues therefrom appearing elsewhere herein are based on reserve reports audited by independent petroleum engineers. The estimation of reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Estimates of proved undeveloped reserves, which comprise a significant portion of the Company's total reserves, are by their nature less certain. The accuracy of any reserve estimate depends on the quality of available data as well as engineering and geological interpretation and judgment. Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable oil and gas resources may vary substantially from those assumed in the estimates, may result in revisions to such estimates and could materially affect the estimated quantities and related PV-10 Value of reserves set forth in this Prospectus. The estimates of future net revenues reflect oil and gas prices as of the date of estimation, without escalation, except where changes in prices were fixed under existing contracts. There can be no assurance, however, that such prices will be realized or that the estimated production volumes will be produced during the periods indicated. Future performance that deviates significantly from the reserve reports could have a material adverse effect on the Company. See "Business and Properties -- Properties and -- Oil and Gas Reserves."

        The estimates of future net revenues and their present values assume that some portion of the limited partnerships in which the Company owns interests will achieve payout status. At payout, the Company's percentage ownership of the limited partnerships' reserves increases. The primary assumptions utilized for purposes of such estimates consist of (i) the continuation of oil and gas prices realized by the partnerships at year-end 1995 through the life of the properties owned by the partnerships and (ii) the continued ownership of such properties. Only three of the limited partnerships in which the Company owns an interest had achieved payout status at the date of this Prospectus and achievement of payout status for the remaining partnerships will depend not only upon prices at which future production is sold, but also upon whether individual properties are sold prior to depletion and upon the prices received in such sales. See "-- Volatility of Oil and Gas Prices and Markets" and "Business and Properties -- Partnerships."

Exploration and Development Risks

         Exploration and development of oil and gas reserves involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See "Business and Properties -- Exploration and Development Drilling Activities."

Operating Hazards and Uninsured Risks

         In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flow of oil, gas or well fluids, pollution and other environmental risks are inherent in oil and gas exploration and production. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in accordance with customary industry practices, but, as is common in the oil and gas industry, the Company does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive.

Effect of Price Risk Management

        To the extent that price floors or caps are purchased for a portion of the Company's production but are not needed, or to the extent that future sales are made at prices below ultimate future market prices, funds so spent will have been lost or income realized from sale of production may be reduced. Therefore, the Company intends to expend only limited amounts to hedge pricing risks. See "Business and Properties -- Price Risk Management."

Risks of Purchasing Interests in Oil and Gas Properties

         Although the Company emphasizes reserve growth through drilling, it expects to make acquisitions of oil and gas properties from time to time. The Company generally focuses most of its title and valuation efforts on the more significant properties. It is generally not feasible for the Company to review in-depth every property it purchases and all records with respect to such properties. However, even an in-depth review of properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become familiar enough with the properties to assess fully their deficiencies and capabilities. Evaluation of future recoverable reserves of oil, gas and natural gas liquids, which is an integral part of the property selection process, is a process that depends upon evaluation of existing geological, engineering and production data, some or all of which may prove to be unreliable or not indicative of future performance. See "-- Uncertainty of Estimates of Reserves and Future Net Revenues." To the extent the seller does not operate the properties, obtaining access to properties and records may be more difficult. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and the Company may decide to assume environmental and other liabilities in connection with acquired properties. See "Business and Properties -- Oil and Gas Acreage."

Foreign Activities

         In the last several years, the Company has undertaken exploration and development activities in Russia and New Zealand. The Company is also pursuing development opportunities in Venezuela. In Russia, the Company has entered into several agreements with a Russian joint stock company to develop and produce reserves in two fields in Western Siberia under which the Company is entitled to receive a minimum 5% net profits interest in the properties. In July 1996, the Company entered into a partnership agreement which provides for the Company to contribute its rights under these agreements to the partnership and for the partners to share equally revenues and costs of developing the project along with the Russian company. The partnership is to be funded upon fulfillment of certain conditions. The Company is also performing certain seismic work on 136,500 acres in two adjacent onshore areas located in New Zealand pursuant to Exploration Permits which provide for certain work to be performed in stages through the year 2001. In addition, the Company is pursuing several cooperative ventures in Venezuela. The Company's investment in these projects was approximately $11.2 million at September 30, 1996. Russia has experienced and continues to experience social, political and economic instability, and all of the Company's operations overseas are subject to various additional risks. There can be no assurance that future developments in these regions, over which the Company has no control, will not impair the Company's operations in these regions or result in a loss of part or all of the Company's investment.

Competition

         The Company operates in a highly competitive environment. The Company competes with major integrated and independent energy companies for the acquisition of desirable oil and natural gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

Governmental and Environmental Regulation

         The production of oil and natural gas is subject to regulation under a wide range of United States federal and state statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling, reworking and recompletion operations, drilling bonds and reports concerning operations. Most states in which the Company owns and operates properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations in light of the persistent oversupply and low prices for oil and natural gas production. These regulations may limit the rate at which oil and natural gas could otherwise be produced from the Company's properties. Some states have also enacted statutes prescribing ceiling prices for natural gas sold within the state. See "Business and Properties -- Regulations."

         Various federal, state and local laws and regulations relating to the protection of the environment may affect the Company's operations and costs. In particular, the Company's production operations and its use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation. Although compliance with these regulations increases the cost of Company operations, such compliance has not had a material effect on the Company's capital expenditures, earnings or competitive position. Environmental regulations have historically been subject to frequent change by regulatory authorities and the Company is unable to predict the ongoing cost of complying with these laws and regulations or the future impact of such regulations on its operations. A significant discharge of hydrocarbons into the environment could, to the extent such event is not insured, subject the Company to substantial expense. See "Business and Properties -- Regulations -- Environmental Regulations."

Dependence on Key Personnel

         The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. See "Management."

Liability as General Partner; Conflicts of Interest

         The Company serves as the managing general partner of 103 limited partnerships, which had invested over $478.0 million in oil and gas activities at September 30, 1996. These limited partnerships had approximately $10.0 million of indebtedness at June 30, 1996, virtually all of which is owed to the Company. However, the Company remains contingently liable for their obligations as general partner, including responsibility for their day-to-day operations, and liabilities which cannot be repaid from partnership assets or insurance proceeds. In the future, the Company might be exposed to litigation in connection with partnership activities, or find it necessary to advance funds on behalf of certain partnerships to protect the value of their oil and gas properties. Conversely, the Company might be prohibited from acquiring certain property interests if to do so would conflict with the interests of limited partnerships which it manages. See "Business and Properties -- Partnerships."

 Absence of Public Market for the Notes

         There is currently no public trading market for the Notes. Application will be made to list the Notes on the New York Stock Exchange, but there can be no assurance that an active trading market will develop for the Notes, or that holders of the Notes will be able to sell their Notes on acceptable terms. The Underwriters have indicated that they intend to make a market in the Notes; however, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. The Notes may trade at a discount from the initial public offering price, depending upon prevailing interest rates, the market price for similar securities, the market price for the Common Stock and other factors. In addition, prices for the Common Stock will be determined by the market and may be influenced by many factors, including the financial and operating performance of the Company, investor perceptions of the Company, the depth and liquidity of the market for the Company's Common Stock, oil and gas prices and general economic conditions. Although the Common Stock is currently traded on the New York Stock Exchange and the Pacific Stock Exchange, there can be no assurance that the Common Stock will continue to be traded on any active trading market in the future.

                                 USE OF PROCEEDS

        The net  proceeds  to the  Company  from the sale of the  Notes  offered
hereby will be  approximately  $               million,  ($              million
assuming exercise of the Underwriters' over-allotment option), after deducting estimated underwriting discount and expenses of the offering payable by the Company. From these proceeds, the Company intends to repay in full all of its borrowings under the credit facilities described below, which amount was $17.2 million at September 30, 1996. The remaining net proceeds will be used to fund exploratory and development drilling projects during the remainder of 1996 and 1997, and possibly to acquire oil and gas properties, or for other general corporate purposes. The allocation of the Company's net proceeds from this offering, together with other available capital, among these categories of anticipated expenditures is discretionary and will depend upon future events that cannot be predicted, including the actual results and costs of future exploratory and development drilling and other activities, the availability and cost of oil and gas properties meeting the Company's acquisition criteria, the Company's net cash flows from operating activities and other matters beyond the control of the Company.

        The Company has two credit facilities. The first facility is a $100.0 million revolving line of credit which currently has a borrowing base of $30.0 million. For balances up to $17.5 million, this facility bears interest at either the lead bank's base rate or at the London Interbank Offered Rate ("LIBOR") plus 1%. For balances between $17.5 million and $26.25 million, the Company has the option to incur interest at the lead bank's base rate plus 0.25% or at LIBOR plus 1.25%. For amounts in excess of $26.25 million, the LIBOR option is set at LIBOR plus 1.5%. The outstanding amount under this facility at September 30, 1996 was $17.0 million, all of which was bearing interest under the LIBOR rate option at rates ranging from 6.5620% to 6.8125%. Such funds were borrowed primarily to finance the Company's working capital and capital expenditures needs. The Company's other credit facility is a $7.0 million revolving line of credit bearing interest at the bank's base rate less 0.25%. At September 30, 1996, $170,000 was outstanding under this facility, bearing interest at 8%. Both of these credit facilities extend through September 30, 1999. The $7.0 million credit facility is the Company's only secured facility.

         Until net proceeds of the offering are utilized for purposes described above, they will be invested in interest bearing bank accounts, U.S. government securities, other investment grade debt securities and other short-term investments.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY." At September 30, 1996, the Company had approximately 532 stockholders of record. The following table sets forth the range of high and low quarterly closing sales prices for the Common Stock of the Company as reported by the New York Stock Exchange for the periods indicated.

                                                             High                  Low
                                                           --------             --------
1996
     Fourth Quarter (Through October 23, 1996).......      $ 26.250             $ 23.750
     Third Quarter...................................        24.875               17.500
     Second Quarter .................................        18.125               13.000
     First Quarter...................................        14.125               10.875

1995
     Fourth Quarter..................................        12.625                7.750
     Third Quarter...................................         9.625                8.250
     Second Quarter..................................        10.125                8.500
     First Quarter...................................         9.875                8.000

1994
     Fourth Quarter..................................        11.375                9.500
     Third Quarter...................................        10.500                9.250
     Second Quarter..................................        10.125                9.000
     First Quarter...................................        11.250                8.500

         The above prices for the first three quarters of 1994 have been revised to reflect a 10% Common Stock dividend declared and paid in September 1994. On October 24, 1996, the last reported sale price for the Common Stock on the New York Stock Exchange was $24.50 per share.

         Since the Company's inception, no cash dividends have been declared on its Common Stock, and the Company does not expect to declare cash dividends in the foreseeable future. The Company currently intends to continue a policy of using retained earnings for expansion of its business. Under its current credit arrangements, the Company may not declare cash dividends on its Common Stock that exceed $2.0 million in any fiscal year.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1996, and as adjusted to reflect (i) the conversion of the Company's 6 1/2% Convertible Subordinated Debentures due 2003 (the "6 1/2% Convertible Subordinated Debentures") which occurred on August 6, 1996 and (ii) the sale by the Company of the Notes offered hereby and the application of the net proceeds as described under "Use of Proceeds." This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this Prospectus.

                                                                                    June 30, 1996
                                                                               -----------------------
                                                                                                 As
                                                                                Actual        Adjusted
                                                                               --------       --------
                                                                                    (In thousands)
Cash and cash equivalents................................................      $  1,329       $ 81,119
                                                                               ========       ========
Long-term debt, including current portion
      Bank borrowings(1).................................................      $ 15,210       $     --
      6 1/2% Convertible Subordinated Debentures due 2003................        28,750             --
           % Convertible Subordinated Notes due 2006.....................            --        100,000
Stockholders' equity
      Preferred Stock--$.01 par value; 5,000,000 authorized
           shares; no shares issued and outstanding......................            --             --
      Common Stock--$.01 par value; 35,000,000 authorized
           shares; 12,687,886 issued and outstanding shares(2)...........           127            151(3)
      Additional paid-in capital.........................................        72,720        100,349(3)
      Retained earnings..................................................        28,847         28,847
                                                                               --------       --------
      Total stockholders' equity.........................................       101,694        129,347
                                                                               --------       --------
Total capitalization.....................................................      $145,654       $229,347
                                                                               ========       ========

(1) See Note 4 to the Company's Consolidated Financial Statements for additional information concerning the Company's bank borrowings.

(2) Excludes (a) 1,232,646 shares issuable upon exercise of employee and director stock options outstanding as of September 30, 1996 and (b) 41,250 shares issuable upon the exercise of stock options granted to other individuals outstanding as of September 30, 1996.

(3) Includes 2,343,108 shares issued in August 1996 upon the conversion of the 6 1/2% Convertible Subordinated Debentures due 2003. See
         "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the Company's Consolidated Financial Statements and the Notes thereto.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data of the Company for each of the five years in the period ended December 31, 1995, are derived from the Company's Consolidated Financial Statements, which have been audited. The selected consolidated financial data for the six-month periods ended June 30, 1996 and 1995 are unaudited, and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments, except as disclosed below) necessary for a fair presentation of the results for such interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein.

                                        Six Months
                                       Ended June 30,                              Year Ended December 31,
                                    --------------------       --------------------------------------------------------------
                                      1996        1995           1995       1994            1993        1992           1991
                                    --------    --------       --------   --------        --------    --------       --------
                                                          (In thousands, except per share amounts)

Income Statement Data:
Revenues:
    Oil and gas sales.........      $ 20,507    $  9,742       $ 22,528   $ 19,802        $ 15,536    $ 12,420       $  8,362
    Earned interests and
       fees(1)................           160         248            590        702           4,072       2,716          2,232
    Supervision fees..........         2,127       1,865          3,839      3,751           3,719       3,444          3,363
    Interest income...........            26          18            212         48             202         113            192
    Other, net................           927         950          1,762      1,072             604         516            541
                                    --------    --------       --------   --------        --------    --------       --------
         Total revenues.......        23,747      12,823         28,931     25,375          24,133      19,209         14,690
                                    --------    --------       --------   --------        --------    --------       --------
Costs and expenses:
    General and
       administrative, net of
       reimbursement..........         2,852       2,752          5,256      5,198           5,065       4,977          4,656
    Depreciation, depletion,
       and amortization.......         6,900       4,002          8,839      7,905           7,301       4,906          3,843
    Oil and gas production....         3,659       3,337          6,826      5,639           4,540       3,934          2,442
    Interest expense, net.....           294       1,090          1,115      1,795             598          76             --
    Other expenses............            --          --             --         --              --         628             --
                                    --------    --------       --------   --------        --------     -------       --------
         Total costs and
            expenses..........        13,705      11,181         22,036     20,537          17,504      14,521         10,941
                                    --------    --------       --------   --------        --------    --------       --------
Income before income taxes....        10,042       1,642          6,895      4,838           6,629       4,688          3,749
Provision for income taxes....         3,281         386          1,982      1,112           1,732       1,518          1,236
                                    --------    --------       --------   --------        --------    --------       --------
Income before cumulative
    effect of change in
    accounting principle......         6,761       1,256          4,913      3,726           4,897       3,170          2,513
Cumulative effect of change
    in accounting principle...            --          --             --    (16,773)(1)          --         915(2)          --
                                    --------    --------       --------   --------        --------    --------       --------
Net income (loss).............      $  6,761    $  1,256       $  4,913   $(13,047)       $  4,897    $  4,085       $  2,513
                                    ========    ========       ========   ========        ========    ========       ========

Per share data:
    Primary:
       Income before
         cumulative effect of
         change in
         accounting principle.      $   0.54    $   0.19       $   0.54   $   0.56        $   0.74    $   0.52       $   0.47
       Cumulative effect of
         change in
         accounting principle.            --          --             --      (2.52)(1)          --        0.15(2)          --
                                    --------    --------       --------   --------        --------    --------       --------
       Net income (loss)......      $   0.54    $   0.19       $   0.54   $  (1.96)       $   0.74    $   0.67       $   0.47
                                    ========    ========       ========   ========        ========    ========       ========
    Fully diluted:
       Income before
         cumulative effect of
         change in
         accounting principle.      $   0.47    $   0.19       $   0.54   $   0.56        $   0.70    $   0.52       $   0.47
       Cumulative effect of
         change in
         accounting principle.            --          --             --      (2.52)(1)          --        0.15(2)          --
                                    --------    --------       --------   --------        --------    --------       --------
       Net income (loss)......      $   0.47    $   0.19       $   0.54   $  (1.96)       $   0.70    $   0.67       $   0.47
                                    ========    ========       ========   ========        ========    ========       ========
Weighted average shares
    outstanding(3)............        12,586       6,706          9,123      6,644           6,588       6,135          5,363

Other Financial Data:
EBITDA(4).....................      $17,236     $  6,734       $16,849    $ 14,538        $ 14,528    $ 10,585       $  7,592
Net cash provided by
    operating activities......       14,904        4,810        14,376      10,395           7,238        6,349         5,912
Capital expenditures..........       29,968       12,572        40,033      34,531          24,229       34,401         7,985

Ratio of earnings to fixed
    charges (5)
    Historical................          9.1x         1.6x          3.1x        2.6x            6.8x         7.5x         10.3x
    Pro forma (6).............          4.6x          --           2.1x         --              --           --            --

Balance Sheet Data:
Working capital...............      $ 5,975     $(20,668)      $ 3,247    $(13,137)       $  9,742    $   2,953      $ (2,992)
Total assets..................      174,918      136,273       175,253     135,673         160,893      100,243       101,422
Long-term debt:
    Bank borrowings...........       15,210       31,300            --      27,229           2,650           --        23,380
    6 1/2% Convertible
       Subordinated
       Debentures due 2003 (7)       28,750       28,750        28,750      28,750          28,750           --            --
Stockholders' equity..........      101,694       43,976        93,346      42,127          54,466       49,281        38,660

(1) Effective January 1, 1994, the Company adopted a new method of accounting for earned interests with respect to the limited partnerships for which it serves as general partner, whereby earned interests are no longer recognized as income. The effect of the change in 1994 was to increase income before cumulative effect of change in accounting principle by approximately $1,047,000 or $.16 per share. The cumulative effect of this change in accounting principle resulted in an adjustment of $16,772,698, or a loss of $2.52 per share (after reduction for income taxes of $8,640,481), in the first quarter of 1994, to apply the new method retroactively, thereby reducing net income in 1994. The Company believes the change in policy results in financial statements that better reflect its current business focus and that are more comparable to current practices in the oil and gas exploration and production business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 2 to the Company's Consolidated Financial Statements.

(2) In the fourth quarter of 1992, the Company elected to adopt SFAS No. 109, effective beginning January 1, 1992. The cumulative effect of this change resulted in an increase in net income of $915,000 or $.16 per share in 1992. The effect of this change on income tax expense (exclusive of cumulative effect adjustment) for the year ended December 31, 1992 was not material.

(3) Amounts have been retroactively restated in all periods presented to give recognition for an equivalent change in capital structure as a result of a 10% stock dividend in September 1994. See Note 7 to the Company's Consolidated Financial Statements.

(4) EBITDA is defined for this purpose as income (loss) before taking into consideration the cumulative effect of change in accounting principle and net interest expense, income taxes, and depreciation, depletion, and amortization. EBITDA should not be considered as an alternative to earnings (losses) as an indicator of the Company's financial performance or to cash flows as a measure of liquidity, but rather to provide additional information related to debt service capability.

(5) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges.

(6) Pro forma for the offering and for the application of a portion of the net proceeds of the offering to repay $15.2 million of existing indebtedness. See "Use of Proceeds."

(7) The $28,750,000 principal amount of 6 1/2% Convertible Subordinated Debentures due 2003 was converted on August 6, 1996 into 2,343,108 shares of the Company's Common Stock.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data included elsewhere in this Prospectus.

General

        The Company was formed in 1979 and, from 1985 to 1991, grew primarily through the acquisition of producing properties funded through limited partnership financing. Commencing in 1991, the Company began to re-emphasize the addition of reserves through exploration and development drilling activity while significantly reducing its reliance on limited partnership financing. By 1995, reserves added by drilling had almost tripled over reserves added by drilling in 1994.

        The Company's revenue is primarily comprised of oil and gas sales attributable to properties in which the Company owns a direct or indirect interest. Additionally, prior to 1994, the Company recorded earned interests and fees from limited partnerships and joint ventures. Effective January 1, 1994, the Company changed its revenue recognition policy for earned interests. The cumulative effect in 1994 of this change in accounting principle resulted in a one-time accounting adjustment of $16.8 million, or a loss of $2.52 per share (after reduction for income taxes of $8.6 million), from applying the new method retroactively. Earned interests represented revenues in the form of interests in proved developed oil and gas properties conveyed to limited partnerships and joint  ventures  formed  in  connection  with  the  Company's  organization  and management of limited partnerships and joint ventures, representing the difference between the Company's capital contributions to each limited partnership or joint venture and its earned revenue interest in the limited partnership's or venture's properties (based upon the expected levels of cash distributions to the limited partners or joint venturers). Under the Company's current method of accounting such amounts will not be recognized as income, thereby reducing the Company's investment in oil and gas property. The Company believes the change in policy results in financial statements that better reflect its business focus and that are more comparable to prevalent practices in the oil and gas exploration and production industry.

        In May 1992, the Company purchased interests in certain wells from the Manville Corporation for $14.3 million using funds provided by the Company's sale of a volumetric production payment in these properties to a subsidiary of Enron Corp. Net proceeds from the sale of the production payments of approximately $13.8 million were recorded as deferred revenues. Deliveries under the volumetric production payment are recorded as oil and gas sales revenues which are offset by a corresponding reduction of deferred revenues. Under this arrangement, the Company is required to deliver a fixed quantity of hydrocarbons produced from the properties over specified periods through October 2000.
Volumes remaining to be delivered under the volumetric production payment (approximately 4.1 Bcf and 3.6 Bcf at December 31, 1995 and June 30, 1996, respectively) are not included in the Company's proved reserves. Under the volumetric production payment, hydrocarbons produced in excess of the amount required to be delivered are sold by the Company for its own account.

Results of Operations

Comparison of Six Months Ended June 30, 1996 and 1995

         Revenues. The Company's revenues increased 85% during the first half of 1996 from the first half of 1995, due primarily to the increase in oil and gas sales.

         Oil and Gas Sales. Oil and gas sales increased 110% to $20.5 million in the first half of 1996, compared to $9.7 million for the comparative period in 1995. The 93% increase in natural gas production and the 21% increase in oil production were primarily the result of production from recent drilling activity, most notably from the Company's two primary development areas, the AWP Olmos Field and the Austin Chalk trend. The Company's net sales volume (including the volumetric production payment) in the first six months of 1996 increased by 71% or 3.5 Bcf over volumes in the comparable 1995 period. Oil and gas sales were also aided by a 14% and 36% increase in prices received for oil and gas, respectively, between the two periods. Average prices for oil increased from $15.97 per Bbl in the six-month period of 1995, to $18.24 per Bbl in the comparable 1996 period, while average gas prices increased from $1.64 per Mcf in the 1995 period, to $2.23 per Mcf in the comparable 1996 period.

         Revenues from oil and gas sales comprised 86% and 76%, respectively, of total revenues for the first six months of 1996 and 1995. The majority of these revenues were derived from the sale of the Company's gas production. The Company expects oil and gas sales to continue to increase as a direct consequence of the addition of oil and gas reserves through the Company's active drilling programs.

         Supervision Fees. Supervision fees increased 14%, having grown from $1.9 million in the first half of 1995 to $2.1 million in the first half of 1996. This increase is primarily due to the annual escalation in April in well overhead rates, and the increase in drilling activity by the Company, which in turn increases the drilling well overhead portion of such fees.

         Costs and Expenses. General and administrative expenses for the first six months of 1996 increased approximately $100,000 or 4% when compared to the same period in 1995. However, the Company's general and administrative expenses per Mcfe produced decreased by 40% from $0.55 per Mcfe produced for the first half of 1995 to $0.33 per Mcfe produced for the comparable period in 1996. Certain companies in the oil and gas industry treat supervision fees as a reduction of their general and administrative expenses. If the Company were to follow this practice, these expenses net of supervision fees would have decreased to $0.18 per Mcfe produced for the first half of 1995 and to $0.08 per Mcfe produced for the same period in 1996.

         Depreciation, depletion, and amortization ("DD&A") increased 72% (approximately $2.9 million) for the first six months of 1996, primarily due to the Company's reserve additions and the associated costs thereof and the related sale of increased quantities of oil and gas therefrom. The Company's DD&A rate per Mcfe of production has increased slightly from $0.80 per Mcfe produced in the 1995 period to $0.81 per Mcfe produced in the 1996 period, reflecting variations in the per unit cost of reserve additions.

         The Company's production costs per Mcfe decreased from $0.67 per Mcfe produced in the 1995 period to $0.43 per Mcfe produced in the 1996 period. However, due to the increase in production volumes, oil and gas production costs increased 10% (approximately $320,000) in the first six months of 1996 when compared to the first six months of 1995. As discussed above, the Company's increase in production is primarily through its drilling activities in the AWP Olmos Field and Austin Chalk trend where the Company already has an established operating base. The increase in production costs is partially offset by a state severance tax exemption applicable to gas production from these fields classified as "high cost gas" by the State of Texas. Therefore, the increase in drilling activity and production has not been accompanied by a proportionate increase in operating costs. Although this tax exemption has had a positive impact on the Company's production costs during 1995 and 1996, the amount of the exemption was recently reduced by approximately 50%. The partial exemption currently applies to qualifying production from wells spudded or completed after August 31, 1996 and before September 30, 2002.

         Interest expense in the first half of 1996 on the 6 1/2% Convertible Subordinated Debentures, including amortization of debt issuance costs, totaled $994,000 ($990,000 in the 1995 period), while interest expense on the credit facilities, including commitment fees, totaled $477,000 ($1.3 million in the 1995 period) for a total interest expense of $1.5 million (of which $1.2 million was capitalized). In the first half of 1995, these costs totaled $2.3 million (of which $1.2 million was capitalized). The Company capitalizes that portion of interest related to its exploration, partnership, and foreign business development activities. The decrease in interest expense in 1996 is attributable to the decrease in the average balance under the Company's credit lines necessary to finance the Company's capital expenditures as discussed below.

         Net Income. Net income of $6.8 million and earnings per share of $0.54 for the first half of 1996 were 438% and 187% higher, respectively than net income of $1.3 million and earnings per share of $0.19 in the same period for 1995. This increase in net income primarily reflected the effect of a 110% increase in oil and gas sales revenues as a result of a 93% increase in natural gas production, a 21% increase in crude oil production and product price improvements. The lower percentage increase in earnings per share reflects an 88% increase in weighted average shares outstanding for the period, as a result of the sale of 5,750,000 shares of Common Stock in the third quarter of 1995.

Comparison of Years Ended December 31, 1995, 1994 and 1993

        Revenues. The Company's revenues in 1995 increased by 14% over revenues in 1994, and by 5% in 1994 over 1993 revenues, principally due to increases in oil and gas sales. Revenues for 1993 included recognition of earned interests, discussed above, amounting to $3.3 million. On a pro forma basis, after considering the retroactive application of the Company's change in accounting for earned interests, revenues for 1993 would have been reduced 14% to $20.8 million.

         Oil and Gas Sales. The increase in oil and gas sales for 1995 was primarily the result of production from exploratory and developmental wells drilled in late 1994 and in 1995. In 1995, the Company's additions to reserves from drilling were approximately 13 times its additions to reserves from producing property acquisitions. In 1994, reserves added through drilling were approximately double the additions to reserves from producing property acquisitions. As a percentage of total revenues, oil and gas sales have risen from 64% of total revenues in 1993 to 78% of total revenues in 1995.

         The Company's net sales volumes in 1995 (including the volumetric production payment associated with each year's production) increased by 17% (1.6
Bcfe) over net sales volumes in 1994, while 1994 net sales volumes increased by 30% (2.2 Bcfe) over net sales volumes in 1993. Oil and gas sales in 1995 increased by 14% ($2.7 million) over 1994, while in 1994 oil and gas sales increased by 27% ($4.3 million) over oil and gas sales in 1993. Average prices for oil dropped from $15.10 per Bbl in 1993, to $14.35 per Bbl in 1994, but recovered to $15.66 per Bbl in 1995, while average gas prices decreased from $1.96 per Mcf in 1993, to $1.93 per Mcf in 1994, and to $1.77 per Mcf in 1995.

        Increased 1995 oil and gas sales were attributable to the sale of production from properties owned by the Company for its own account, which includes production derived from (i) producing properties acquired for its own account in 1994 and (ii) wells placed into production in 1994 and 1995 through exploratory and development drilling (the largest primary contributor to the Company's increased oil and gas sales in 1995). In 1995, oil and gas sales, exclusive of both the Company's interests in partnerships and in sales delivered under the volumetric production payment, were $10.8 million (5.3 Bcfe) compared to similar oil and gas sales in 1994 of $7.0 million (3.2 Bcfe), an increase between years of $3.8 million (2.1 Bcfe). These same sales in 1993 were $2.2 million (0.9 Bcfe). These sales have comprised 48%, 35% and 14% of total oil and gas sales for the respective years 1995, 1994 and 1993.

         The Company's oil and gas sales derived through the Company's interest in partnerships were $7.6 million (3.8 Bcfe) in 1995, $8.7 million (4.2 Bcfe) in 1994 and $8.8 million (4.0 Bcfe) in 1993. As a percentage of total oil and gas sales, revenues from these interests have comprised 34%, 44% and 57% of the total for 1995, 1994 and 1993, respectively.

        The final major source of the Company's oil and gas sales is the sale of production from the properties acquired from Manville Corporation in May 1992. The Company records the entire amount of hydrocarbons sold as revenue, which was $4.1 million (18% of total oil and gas sales revenue) from 2.1 Bcfe sold in 1995, of which 44% was a non-cash amortization of deferred revenues associated with the volumetric production payment, while the remaining 56% equals cash proceeds from sale of oil and excess gas for the Company's account. For 1994, the Company recorded $4.1 million of revenue (21% of total oil and gas sales revenue) from the sale of 2.1 Bcfe, of which 49% was non-cash amortization of deferred revenues and 51% cash proceeds from the sale of oil and excess gas. For 1993, the Company recorded $4.6 million of revenue (29% of total oil and gas sales) from the sale of 2.4 Bcfe, of which 51% was non-cash amortization of deferred revenues and 49% cash proceeds from sale of oil and excess gas.

         Supervision Fees. Supervision fees continue to increase slightly, having grown from $3.72 million in 1993 to $3.75 million in 1994 to $3.84 million in 1995, due to the change in properties operated by the Company, the annual escalation in well overhead rates and the increase in drilling activity by the Company, which in turn increases the drilling well overhead portion of such fees.

        Costs and Expenses. General and administrative expenses increased 3% from 1993 to 1994 and 1% from 1994 to 1995. However, the Company's general and administrative expenses per Mcfe produced decreased from $0.69 per Mcfe in 1993, to $0.54 per Mcfe produced in 1994 (a 22% decrease), to $0.47 per Mcfe produced in 1995 (a 13% decrease). Also, if the Company's supervision fees were treated as a reduction of its general and administrative expenses, these expenses net of supervision fees would have decreased to $0.18 per Mcfe produced in 1993, $0.15 per Mcfe produced in 1994 and to $0.13 per Mcfe produced in 1995.

         Depreciation, depletion, and amortization (DD&A) has steadily increased, primarily due to the increase in the Company's reserve additions and the associated costs thereof and the related sale of increased quantities of oil and gas therefrom. The Company's DD&A rate per Mcfe of production has, however, decreased from $0.99 in 1993, to $0.82 in 1994, to $0.79 in 1995, reflecting variations in the per unit cost of reserve additions.

         The 24% increase in oil and gas production costs from 1993 to 1994 and the 21% increase from 1994 to 1995 also relates to the growth in the Company's production volumes. The 1995 increase was also affected by certain one-time remedial well expenses. The Company's production costs were $0.62 per Mcfe produced in 1993, $0.59 per Mcfe produced in 1994 and $0.61 per Mcfe produced in 1995.

         Interest expense in 1995 on the 6 1/2% Convertible Subordinated Debentures due 2003, including amortization of debt issuance costs, totaled $2.0 million ($2.0 million in 1994 and $984,000 in 1993), while interest expense on the credit facilities, including commitment fees, totaled $1.7 million ($1.7 million in 1994 and $599,000 in 1993) for a total interest expense of $3.7 million (of which $2.5 million was capitalized). The 1994 total was $3.7 million (of which $1.9 million was capitalized), while the 1993 total was $1.6 million (of which $986,000 was capitalized). The Company capitalizes that portion of interest related to its exploration, partnership and foreign business development activities. The lower amount of interest expense in 1993 was attributable to a smaller average balance under the Company's credit lines necessary to finance the Company's capital expenditures, as well as paying only six months of interest on the 6 1/2% Convertible Subordinated Debentures due 2003.

         Net Income (Loss). Net income of $4.9 million and earnings per share of $0.54 for 1995 were 32% higher and 4% lower, respectively than "Income before cumulative effect of change in accounting principle" of $3.7 million and earnings per share of $0.56 in 1994. The increase in net income was primarily due to an increase in production volumes and the related oil and gas sales therefrom. The 1995 decrease in earnings per share reflects a 37% increase in weighted average shares outstanding for the period, as a result of the sale of 5,750,000 shares of Common Stock in the third quarter of 1995. The Company's consolidated effective tax rate was 26%, 23% and 29% in 1993, 1994 and 1995, respectively.

         Net loss for 1994 of $13.0 million included a cumulative effect of a change in accounting principle (see Note 2 to the Company's Consolidated Financial Statements) of $16.8 million. Income before cumulative effect of change in accounting principle for 1994 was 24% less than net income for 1993.

         On a pro forma basis, after considering the retroactive application of the Company's change in accounting for earned interests, net income would have been $3.7 million and $4.3 million for 1994 and 1993, respectively.

Liquidity and Capital Resources

         In 1991, the Company's strategy shifted toward increased reliance on exploration and development activities, and the Company has significantly expanded reserves added through these efforts. Previously, the Company relied on limited partnership capital as its principal financing vehicle to fund its acquisitions of producing properties. As a result of this shift in strategy, the Company has reduced its reliance on cash flows generated from, and capital raised through, limited partnerships. Supplemental cash and working capital are provided through internally generated cash flows and debt and equity financing.

         During the first half of 1995, the Company used a combination of bank financing, internally generated cash flows and partnership financing to fund its operations. In the third quarter of 1995, the Company realized $45.7 million in net proceeds from an offering of Common Stock that provided sufficient capital to repay its bank financing and finance its capital expenditures for the second half of 1995. During the first half of 1996, the Company relied upon internally generated cash flows and bank borrowings to fund its capital expenditures. Described below are the major elements of the Company's liquidity and capital resources:

         Net Cash Provided by Operating Activities. For the six-month period ended June 30, 1996, net cash provided by operating activities increased significantly (210%) to $14.9 million compared to $4.8 million during the first six months of 1995. In 1995, 1994 and 1993, the Company generated net cash from operating activities of $14.4 million, $10.4 million and $7.2 million, respectively. These increases were primarily due to increased production volumes and higher product prices, as discussed above. During 1995, the Company also had a $689,000 increase in other revenues and a $680,000 decrease in interest expense, partially offset by a $1.2 million increase in oil and gas production costs. The 1994 increase of $3.2 million in net cash provided by operating activities was primarily due to the cash flows from oil and gas sales, which increased $4.6 million (35%), exclusive of the non-cash amortization of deferred revenues associated with the Company's volumetric production payment, partially offset by a $1.1 million increase in oil and gas production costs and a $1.2 million increase in interest expense.

         Working Capital. The Company's working capital increased significantly from a deficit of $13.1 million at December 31, 1994, to $3.2 million at December 31, 1995. This increase is primarily the result of the net proceeds from the 1995 Common Stock offering.

         The Company's working capital has increased over the last six months, from $3.2 million at December 31, 1995, to $6.0 million at June 30, 1996. The increase is primarily due to the replacement of the Company's credit agreements with its banks, effective April 30, 1996. Such bank borrowings under the new agreements are classified as long-term liabilities as opposed to current liabilities under the expired agreements.

        During the second quarter of 1996, the Company's receivable account from limited partnerships decreased significantly due to (a) receipt of approximately $7.1 million generated from property sales proceeds realized by these partnerships and (b) an increase in oil and gas prices received by these partnerships. Both increased the cash flows of these partnerships, thus allowing them to reduce their balances owed to the Company.

         Due to the nature of the Company's business highlighted above, the individual components of working capital fluctuate considerably from period to period. The Company incurs significant working capital requirements in connection with its role as operator at June 30, 1996 of approximately 810 wells, its accelerated drilling program and the management of affiliated partnerships. In this capacity, the Company is responsible for certain day-to-day cash management, including the collection and disbursement of oil and gas revenues and related expenses.

        Capital Expenditures. Capital expenditures for property, plant and equipment during the first six months of 1996 were $30.0 million. These capital expenditures included: (a) $20.5 million of drilling costs, both exploratory and developmental; (b) $6.2 million of prospect costs (principally prospect leasehold, seismic and geological costs of unproved prospects for the Company's account); (c) $2.1 million invested in foreign business opportunities in Russia (approximately $1.7 million), in Venezuela (approximately

$200,000) and in New Zealand (approximately $200,000), as described in Note 9 to the Company's Consolidated Financial Statements included herein; and (d) $1.1 million spent for computer equipment and furniture and fixtures. In the remaining six months of 1996, the Company expects capital expenditures to be approximately $38.0 million, including investments in all areas in which investments were made during the first half of the year as described above, with a particular focus on exploration and development drilling. The Company currently plans to participate in the drilling of 162 gross wells this year, compared to 76 wells in 1995. Through June 30, 1996, the Company had participated  in  drilling  5  exploratory  and  61  development  wells  with  3 exploratory successes and 58 development successes. The steady growth in the Company's unproved property account which is not being amortized is indicative of the shift to a focus on drilling activity, as the Company acquires prospect acreage. During the first half of 1996, this account also reflects $2.1 million of capital expenditures made in relation to the Company's foreign business opportunities, as described above.

        The Company's capital expenditures were approximately $40.0 million, $34.5 million and $24.2 million for 1995, 1994 and 1993, respectively. Including the Company's general partner capital contribution to drilling partnerships formed in 1995 ($3.2 million). Approximately $23.6 million (59%) of the 1995 capital expenditures was spent on developmental drilling (primarily in the AWP Olmos Field and the Austin Chalk trend) and $2.3 million (6%) was spent on exploratory drilling. The Company expended approximately $6.4 million (16%) for prospect costs, principally prospect leasehold, seismic and geological costs of unproven prospects for the Company's account. The Company funded approximately $2.1 million (5%) for the Company's general partner capital contribution to the partnerships formed under its SDI offering. The Company also purchased approximately $500,000 (1%) of limited partner interests in previously formed partnerships. In its foreign activities, as described in Note 9 to the Company's Consolidated Financial Statements, the Company invested $2.8 million (7%), $300,000 (1%), and $200,000 (1%), respectively in its Russia, Venezuela and New Zealand initiatives. Finally, the Company spent the remaining amounts (4%) on fixed assets (primarily for computer equipment) and other additions.

        The net proceeds of the offering, after repayment of the Company's outstanding indebtedness, will be added to working capital to fund the Company's development and exploration drilling projects and possibly to acquire oil and gas properties, or for other general corporate purposes. The Company believes that the proceeds of this offering and anticipated internally generated cash flows (expected to increase as the Company's production base increases as a result of its accelerated drilling program) will be sufficient to finance the costs associated with its currently budgeted capital expenditures of over $134.0 million for the remaining three months of 1996 and for 1997. Further liquidity needs may also be met by its existing credit facilities.

         1995 Stock Offering. During the third quarter of 1995, the Company sold 5,750,000 shares of Common Stock in a public offering at $8.50 per share, with net proceeds of $45.7 million. As a result, the Company's stockholders' equity at June 30, 1996, increased to $101.7 million. Net proceeds from the offering were used to repay outstanding indebtedness, and the remainder of the proceeds have been used to finance the Company's exploration and development activities and to acquire producing oil and gas properties, including limited partnership interests.

         Other Financing Activities. On June 30, 1993, the Company issued the 6 1/2% Convertible Subordinated Debentures due 2003 in the amount of $28.8 million in a public offering. Proceeds of the offering were used primarily to acquire producing oil and gas properties and to finance the Company's expanding exploration and development programs. As described in Note 5 to the Company's Consolidated Financial Statements included herein, in August 1996 the 6 1/2% Convertible Subordinated Debentures due 2003 were converted by their holders into 2.34 million shares of the Company's Common Stock following the Company's July 1996 announcement that the 6 1/2% Convertible Subordinated Debentures due 2003 would be redeemed in August 1996 unless earlier converted.

         Credit Facilities. Recently, the Company's credit facilities have been used to fund a portion of the Company's exploration and development activities. Formerly, the Company established credit facilities which were used principally to finance the Company's purchase of producing oil and gas properties on an interim basis pending transfer of the properties to newly formed partnerships and joint ventures and to provide working capital. These credit facilities consist of a $100.0 million unsecured revolving line of credit with a $30.0 million borrowing base and a $7.0 million secured revolving line of credit. The principal terms and restrictions of these credit facilities are described in Note 4 to the Company's Consolidated Financial Statements included herein.

        At June 30, 1996, the Company had $15.2 million outstanding under these borrowing arrangements used, along with internally generated cash flows of $14.9 million, principally to fund the Company's capital expenditures in the first six months of 1996, and to a lesser extent, to provide working capital. At December 31, 1995, the Company had no outstanding balances under these borrowing arrangements, as these borrowings were repaid with proceeds from the Company's 1995 stock offering.

        Partnership Programs. Between 1991 and 1995, the Company offered interests in oil and gas production partnerships under its Swift Depositary Interests ("SDI") offering, and since late 1993 has offered private partnerships formed to drill for oil and gas. The SDI program concluded at the end of 1995.

        At June 30, 1996, limited partnership formation and marketing costs (which under the current drilling partnership offerings are borne by the Company as part of the Company's general partner contribution) amounted to $1.7 million, an increase of $848,000, when compared with the December 31, 1995 balance.

                             BUSINESS AND PROPERTIES

General

         The Company is engaged in the exploration, development, acquisition and production of oil and gas properties with a primary focus on U.S. onshore natural gas reserves. As of December 31, 1995, the Company had interests in over 4,000 oil and gas wells located in 15 states, with over 85% of its proved reserve base concentrated in Texas. At the same date had estimated proved reserves of 176 Bcfe, approximately 80% of which were natural gas, and operated 767 wells representing 86% of its proved reserve base.

         The Company's primary focus is exploration and development drilling on its core areas, the AWP Olmos Field located in South Texas and the Texas Austin Chalk trend. The AWP Olmos Field is characterized by long-lived reserves, while the Austin Chalk trend is characterized by more short-lived reserves with high initial production and rapid decline rates. These fields accounted for approximately 67% and 6%, respectively, of the Company's proved reserves as of December 31, 1995, and approximately 61% and 16%, respectively, of the Company's production for the nine months ended September 30, 1996. The Company has substantially accelerated its drilling activities during the last several years, drilling 16, 42 and 75 net wells in 1994, 1995 and the first nine months of 1996, respectively, primarily in these areas. The Company has also doubled its undeveloped acreage position in both the AWP Olmos Field and the Austin Chalk trend during 1996 and currently has an inventory of over 360 and 65 potential well locations in these two areas, respectively. The Company has budgeted capital expenditures of over $134.0 million for the remaining three months of 1996 and for 1997, of which approximately $90.0 million is targeted for these two fields. The Company is also actively pursuing exploratory and development drilling opportunities in other basins in Texas, Louisiana and Wyoming. As a complement to these domestic activities, the Company is participating in several high potential international projects, with limited capital exposure to the Company in New Zealand, Russia and Venezuela.

         The Company has increased its proved reserves from 41 Bcfe at year-end 1990 to 176 Bcfe at year-end 1995, primarily from additions through the drillbit, which has resulted in the replacement of 257% of production during the same five-year period. In 1995, the Company increased its proved reserves by 70%, resulting the in replacement of 648% of the prior year's production. Over the 1991 through 1995 period, reserve replacement costs have averaged $0.63 per Mcfe, a level which the Company believes is lower than comparable industry averages. As a result of increased drilling activity, average daily production increased to 57,875 Mcfepd in September 1996, an increase of 98% over average daily production of 29,300 Mcfepd in September 1995. Due to economies of scale and geographic concentration, general and administrative expenses and production costs have fallen from $1.19 and $0.63 per Mcfe in 1990 to $0.34 and $0.42 per Mcfe, respectively, for the nine months ended September 30, 1996. The combination of increased production and decreased operating costs per Mcfe has resulted in average annual growth in net cash provided by operating activities of 24% per year from year-end 1990 to year-end 1995. For the nine months ended September 30, 1996, net cash provided by operating activities increased by 208% over the same period in 1995 to $26.4 million due to these same production and operating cost factors.

Business Strategy

         The Company intends to continue to increase its reserves, cash flows and underlying net asset value through a balanced growth strategy that includes an aggressive drilling program, exploitation of advanced technologies and strategic acquisitions.

         Key elements of the Company's strategy include the following:

         Aggressive Drilling Program. The Company believes that future reserve growth will result from a combination of drilling wells on proved undeveloped acreage in its core areas, step-out and exploratory drilling on the Company's substantial inventory of undeveloped acreage and exploration efforts in selected areas outside the Company's core fields. In 1995, the Company drilled 39 net development wells and 4 net exploration wells, including 38 net development wells in the Company's AWP Olmos Field and Austin Chalk trend core areas. During this period, the Company had drilling success rates of 96% for development wells and 50% for exploratory wells. The Company expects to drill a total of 162 gross (122 net) wells in 1996, 102 which have been drilled as of September 30, 1996 for a capital cost of $42.4 million to the Company. For 1997, the Company plans to drill approximately 161 gross wells at an expected capital cost of $86 million to the Company. The Company anticipates that drilling activity in the AWP Olmos Field will represent 85% of the Company's 1996 drilling budget and 75% of the Company's 1997 drilling budget. Exploratory drilling is based on a "controlled risk" approach focusing on regions where the exploration objective would allow the Company to utilize its technological or geological expertise and which are in close proximity to known producing horizons. The Company also reduces its overall risk exposure with respect to exploration and development activities by entering into joint ventures with industry partners to share capital exposure for any individual well. As an example of this strategy, the Company has active joint venture development projects with Union Pacific Resources Company ("UPRC"), Chesapeake Energy Corporation ("Chesapeake") and Snyder Oil Corporation ("Snyder") in the Austin Chalk trend, under which the Company serves as operator of a majority of these the wells on these properties.

         Exploitation of advanced technologies. To minimize the risks associated with exploration and development drilling and to enhance operating efficiency, the Company has devoted considerable resources to developing advanced technological expertise. These technologies include 2-D and 3-D seismic analysis, AVO (amplitude versus offset) studies and detailed formation depletion studies. The Company has also attained substantial expertise in horizontal well technology, having participated in 28 such wells in the Austin Chalk trend, 27 of which have been successful. Additionally, the Company uses innovative fracturing methods, coiled tubing technology and computer telemetry to monitor well performance in the AWP Olmos Field. As a result of these technologies, the Company has enhanced its production yields while reducing its costs per Mcfe.

         Strategic acquisitions. The Company is continuously reviewing acquisition opportunities, including opportunities to acquire substantial undeveloped acreage for future drilling activities. The Company targets properties in close proximity to the Company's current reserves, where such reserves can be increased through development drilling and where improved operating efficiencies can be achieved. Using these criteria, the Company employs a disciplined, market-driven approach to acquisitions that can result in varying levels of annual spending on acquisitions. The Company has substantial experience in making such acquisitions, having purchased approximately $465.0 million of producing oil and natural gas properties on behalf of itself and its co-investors in 122 separate transactions since 1979.

Properties

Major Properties

        The Company's proved reserves are geographically concentrated, with approximately 73% of the Company's proved reserves at December 31, 1995, attributable to its two largest properties, the AWP Olmos Field and the Austin Chalk trend.

        AWP Olmos Field. The Company's most significant property is the AWP Olmos Field in South Texas. The Company has extensive expertise in the AWP Olmos Field and a long history of experience with low-permeability tight-sand formations typical of this field. Since acquiring its first AWP Olmos Field acreage in 1988, the Company has made detailed studies of drainage patterns in the formation and has introduced innovations in fracture design and implementation methods and coiled tubing technology that substantially reduce overall costs and improve recoveries.

        The AWP Olmos Field represented approximately 67% of the Company's proved reserves at December 31, 1995 and approximately 31% of the Company's 1995 production and 61% of production for the first nine months of 1996. At September 30, 1996, the Company owned interests in, and was the operator of approximately 200 wells producing natural gas from the Olmos Sand Formation at a depth of approximately 10,000 feet. The Company has engaged in extensive fracturing operations to increase the permeability of the formation and flow of gas from the wells. In addition, the Company has used coiled tubing velocity strings in several wells to improve production rates and a system of BJ Services Inc. by which the Company is capable of monitoring fracturing operations from its Houston headquarters through direct computer access to the field.

        During 1995 and the first nine months of 1996, the Company drilled 121 (120 successful) development wells in this field. During the latter portion of 1996, the Company has utilized six drilling rigs in continuous operation in the AWP Olmos Field area, with each rig drilling approximately two wells per month. The average working interest owned by the Company or entities managed by the Company in this field range from 40% to 100%. During 1996, the Company acquired an additional 18,000 net acres in this area and has drilled 12 wells on the newly-acquired acreage. These acquisitions have tripled the amount of acreage that the Company has under lease and quadrupled the amount of developed acreage on which there is current production. The Company anticipates continuing its acquisition of acreage in this area in the future. The Company has identified more than 360 potential drilling locations on its current acreage, and the Company anticipates drilling approximately 210 additional wells in this field through 1998.

        Austin Chalk Trend. At September 30, 1996, the Company owned drilling and production rights to over 58,000 acres in the Austin Chalk trend containing substantial proved undeveloped reserves. The Giddings Field in the Austin Chalk trend in Fayette County, Texas, represented approximately 6% of the Company's proved reserves at December 31, 1995. Production from this field constituted 18% of oil and gas production in 1995 and 16% of production during the first nine months of 1996. The wells in the Giddings Field are all horizontally produced natural gas wells that deliver high initial flow rates and strong initial cash flows which decline rapidly. The Company believes these reserves complement its long-lived reserves in the AWP Olmos Field. Since 1992, the Company has participated in 28 horizontal wells in the Giddings Field with a 96% success rate, including 9 and 7 successful development wells drilled in 1995 and 1996, respectively. The Company believes its success is attributable to its ability to identify hydrocarbon-bearing fractures, relying on its expertise in seismic data analysis, and its ability to drill and operate horizontal wells.

         Substantial portions of its property interests in the Austin Chalk trend have been acquired through joint ventures, including ventures with Chesapeake and UPRC, two of the most active participants in exploration of the Austin Chalk trend. The venture with Chesapeake began in 1993 and covers approximately 8,800 acres in which the Company currently has an average working interest of 25%. In September 1995, the Company entered into a joint venture with UPRC covering 19,500 acres in which UPRC and the Company alternate serving as operator of wells drilled on the acreage. During 1996, the Company purchased UPRC's interest in 6,500 acres, and the joint venture now covers a 10,000 acre block. The Company has identified 25 potential drilling locations on the Fayette County acreage and anticipates drilling 10 to 12 wells on this acreage during 1997.

        The most recent joint venture with Snyder covers 29,000 net acres in Walker County, Texas in which the Company purchased a 56% interest and will serve as operator. It is anticipated that the first well on this acreage will commence drilling in November 1996. The Company has identified up to 40 potential well locations on the Walker County property. Future operations will be defined by the results of the two initial wells drilled.

Proved Reserve and Production Data

         The following presentation of the Company's proved reserves at December 31, 1995, the percentage of such reserves comprised of natural gas and its 1995 production, is broken down by the Company's two core properties and by state for the remainder of its properties.

                  DISTRIBUTION OF THE COMPANY'S PROVED RESERVES

                                                       At and for the year ended December 31, 1995
                         -----------------------------------------------------------------------------------------------------------
                                    Proved Reserves (Bcfe)             Percent of       Percent                           Percent of
                         -----------------------------------------     Company's        Natural            Percent        1995 Total
     Region              Developed        Undeveloped        Total     Reserves           Gas            Undeveloped      Production
----------------------   ---------        -----------        -----     ---------       ---------          ---------       ----------
South Texas AWP Olmos        50.3             67.8           118.1        67.1            86.9               57.4            31.0
Texas Austin Chalk            6.9              4.0            10.9         6.2            78.3               36.7            18.0
Other Texas (1)              22.2              0.2            22.4        12.7            72.4                0.9            23.1
Louisiana                     6.5              2.0             8.5         4.8            88.0               23.5             8.0
Oklahoma                      4.4              0.2             4.6         2.6            81.4                4.3             6.7
Alabama                       4.5               --             4.5         2.6            55.4                 --             1.5
Mississippi                   3.4               --             3.4         1.9            31.1                 --             4.4
Other                         3.2              0.5             3.7         2.1            32.7               13.5             7.3
                            -----             ----           -----       -----            ----               ----           -----
Total                       101.4             74.7           176.1       100.0            81.5               42.4           100.0
                            =====             ====           =====       =====            ====               ====           =====

(1) No single property in this category comprised as much as 2% of reserves or production for 1995.

Exploration and Development Drilling Activities

         In 1991, the Company began to increase its inventory of exploration and development drilling prospects. Drilling locations were selected through intensive geological and geophysical studies of the Company's undeveloped acreage and other prospects. During 1994, the Company added 25 Bcfe of proved reserves through drilling. By 1995, reserves added by drilling had almost tripled to 72 Bcfe with the Company's success rate 50% for exploratory wells (4 out of 8 drilled) and 96% for development wells (65 out of 68 drilled). These successful drilling results have led to acquisition of substantial additional acreage during 1996 in the area of its two core properties, the AWP Olmos Field in the tight sands formations of southern Texas and the Austin Chalk trend in Fayette and Walker Counties in central and eastern Texas, respectively.

         The Company pursues a "controlled risk" approach to exploratory drilling. The Company focuses its exploration activities on specific regions in the U.S. where its technical staff has considerable experience and in close proximity to known producing horizons where the potential for significant reserves exists. The Company seeks to minimize its exploration risk by investing in multiple prospects, farming out interests to industry partners and drilling funds, utilizing advanced technologies and drilling in different types of geological formations.

         The Company's development strategy is designed to maximize the value and productivity of its existing properties through development drilling and recovery methods, enhancing production results through improved field production techniques, lowering production costs and applying the Company's technical expertise and resources to exploit producing properties efficiently. The Company employs various recovery techniques which include water flooding, fracturing reservoir rock through the injection of high-pressure fluid, inserting coiled tubing velocity strings to speed gas flow and acid treatments. The Company believes that the application of fracturing technology and coiled tubing has resulted in significant increases in production and decreases in drilling and operating costs in several of its fields, including the Company's largest single property, the AWP Olmos Field. See "-- Properties -- Major Properties -- AWP Olmos Field."

         The Company's exploration and development activities are conducted by its in-house exploration staff, assisted by professionals from other departments, including reservoir engineers, geologists, geophysicists, petrophysicists, landmen and drilling and operations engineers. The Company believes that one of the keys to its success has been its team approach which integrates multiple disciplines to maximize utilization of the information provided by modern seismic techniques.

         The Company has increasingly utilized advanced seismic technology to enhance the quality of its drilling efforts, including 2-D and 3-D seismic analysis, AVO studies and detailed formation depletion studies. During the second quarter of 1996, the Company completed two 3-D seismic programs, one in northern Louisiana and the other in central Texas. The Company has a number of computer workstations from which seismic data is analyzed and enhanced with advanced software programs, including its three Landmark Systems(R)
workstations. As a result, the Company has developed a significant internal seismic expertise and has compiled an extensive library of seismic data.

         In addition to exploration and development activities in the AWP Olmos Field and the Austin Chalk trend, the Company is currently focusing its exploration activities in three main geographical areas: the Gulf Coast Basin, the Wyoming Powder River Basin and the North Louisiana Salt Dome Basin.

         Gulf Coast Basin. The Company's drilling program in the Gulf Coast Basin in 1995 consisted of one successful exploratory well and two successful development wells. The locations were selected utilizing traditional geologic studies combined with analyses of available seismic data. To reduce its exploration and development risk in the Gulf Coast Basin, the Company conducted a 3-D seismic survey in Jackson County, Texas, in 1994. The processing and interpretation has identified a number of potential drilling locations which have been further refined through AVO analysis. The Company owns interests in the South Louisiana East Mud Lake and Second Bayou fields with significant drilling potential. Through the third quarter of 1996, three exploratory wells (one successful) have been drilled in the Gulf Coast Basin. Two exploratory wells are planned for the fourth quarter. In 1997, Swift expects to drill five exploratory wells in this basin.

         Wyoming Powder River Basin. Through the third quarter of 1996, the Company drilled one successful exploratory well in the Wyoming Powder River Basin, and plans to drill two or three exploratory wells in the fourth quarter of 1996 and up to four exploratory wells in 1997 in this area. The Minnelusa trend has been the subject of extensive study by the Company's multidisciplinary teams in order to identify the location of stratigraphic hydrocarbon traps. The Company's staff has evaluated over 5,000 wells drilled in the area, utilizing 2-D and 3-D seismic data, and has conducted petrophysical studies to determine the hydrocarbon-bearing capacity of the rock. To increase the production in some areas, the Company has instituted secondary and tertiary recovery through water or polymer flooding in the Minnelusa fields.

         North Louisiana Salt Dome. The North Louisiana Salt Dome covers the neighboring corners of Arkansas, Louisiana and Texas. In this area, the Smackover formation is a prolific hydrocarbon producer from multiple levels and from a variety of structures, including fault traps, salt anticlines, basement structures and stratigraphic traps. The Company currently has access to a 7,000-mile seismic data base in the area and completed a 3-D seismic survey in the Smackover formation in early 1996. The Company has drilled five successful exploratory wells in this area through the third quarter of 1996 and plans to drill three exploratory wells in the fourth quarter of 1996 and seven exploratory wells in 1997 in this area.

Operations

         The Company generally seeks to be named as operator for wells in which it or its affiliated limited partnerships and joint ventures have acquired a significant interest, although this typically occurs only when the Company or its affiliated limited partnerships and joint ventures own the major portion of the working interest in a particular well or field. The Company acts as operator of approximately 770 wells at December 31, 1995, which comprise approximately 86% of the Company's total proved reserves.

         As operator, the Company is able to exercise substantial influence over development and enhancement of a well and to supervise operation and maintenance activities on a day-to-day basis. The Company does not conduct the actual drilling of wells on properties for which it acts as operator. Drilling operations are conducted by independent contractors engaged and supervised by the Company. The Company employs petroleum engineers, geologists, and other operations and production specialists who strive to improve production rates, increase reserves and/or lower the cost of operating its oil and gas properties.

         Oil and gas properties are customarily operated under the terms of a joint operating agreement, which provides for reimbursement of the operator's direct expenses and monthly per-well supervision fees. Per-well supervision fees vary widely depending on the geographic location and producing formation of the well, whether the well produces oil or gas, and other factors. Such fees received by the Company in 1995 ranged from $50 to $1,433 per well per month.

Marketing of Production

         The Company typically sells its gas production at or near the wellhead, although in some cases it must be gathered by the Company or other operators and delivered to a central point. Gas production is generally sold in the spot market at prevailing prices. The Company generally sells its oil production at prevailing market prices. The Company does not refine any oil it produces. Only one single oil or gas purchaser accounted for 10% or more of the Company's consolidated revenues during the year ended December 31, 1995, with that purchaser accounting for approximately 12%. The Company does not believe that the loss of any single oil or gas purchaser or contract would materially affect its sales. The Company recently entered into gas processing and gas transportation agreements with respect to its natural gas production in the AWP Olmos Field with Valero Transmission, L.P. and its affiliates ("Valero") for up to 75,000 Mcf per day. The Company anticipates that these arrangements will adequately provide for its gas transportation and processing needs in the AWP Olmos Field for the foreseeable future. Additionally, at the Company's discretion, the gas processed and transported under these agreements may be sold to Valero at indexed prices based upon the Inside F.E.R.C., Gas Market Report Houston Ship Channel Monthly Price.

         The following table summarizes sales volume, sales price and production cost information for the Company's net oil and gas production for the three-year period ended December 31, 1995 and the six month periods ended June 30, 1996 and 1995. "Net" production is production that is owned by the Company either directly or indirectly through partnerships or joint venture interests and produced to its interest after deducting royalty, limited partner and other similar interests.

                                                                  Six Months
                                                                Ended June 30,              Year Ended December 31,
                                                            ----------------------     --------------------------------
                                                             1996            1995       1995          1994        1993
                                                            -------         ------     -------       ------      ------
Production:
     Oil (MBbl)........................................         309            256         545          467         324
     Natural gas (MMcf)(1).............................       6,674          3,454       7,914        6,799       5,422
     Gas equivalents (MMcfe)...........................       8,529          4,991      11,187        9,601       7,369

Weighted average sales prices:
     Oil (per Bbl).....................................     $ 18.24         $15.97     $ 15.66       $14.35      $15.10
     Natural gas (per Mcf)(2)..........................        2.23           1.64        1.77         1.93        1.96

Selected data per Mcfe:
     Production costs..................................     $  0.43         $ 0.67     $  0.61       $ 0.59      $ 0.62

(1) Natural gas production for 1995, 1994, 1993, and the six-month periods ended June 30, 1996 and 1995 includes 1,211, 1,358, 1,581, 581 and 622
         MMcf, respectively, delivered under the volumetric production payment pursuant to which the Company is obligated to deliver certain monthly quantities of natural gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 9 to the Consolidated Financial Statements.

(2) The above natural gas prices reflect the high BTU content of the natural gas produced from the Company's AWP Olmos and Austin Chalk properties. Gas is sold on the basis of price per MMBtu, which measures the heating equivalent of such gas. The prices per Mcf above (Mcf being strictly a physical measure of natural gas volumes) are therefore higher than the prices which would be paid for natural gas with a lower Btu content.

         Under the volumetric production payment entered into in 1992, as of December 31, 1995 and June 30, 1996, the Company has a remaining commitment to deliver approximately 4.1 Bcf and 3.6 Bcf of gas, respectively, meeting certain heating equivalent and quality standards through October 2000, when such agreement expires. Since entering into this agreement, these properties have produced in excess of the required monthly delivery requirements.

Price Risk Management

         In recent years the Company has purchased price floors, or "put" options to provide downside price protection while preserving the benefit of rising prices. During the first nine months of 1996, the Company spent $784,000 to purchase put options covering varying amounts of the Company's and its partnerships' production, ranging between 26% and 56% of such oil production at floor prices ranging from $16.00 to $17.50 per Bbl and between 35% and 47% of its gas production at prices ranging from $1.65 to $2.20 per Mcf. The Company's options currently extend through March 1997. Through the first nine months of 1996, all such options expired unexercised. The net cost of gas put options was $0.029 and $0.039 per Mcfe during 1995 and the first nine months of 1996, respectively. The net cost of oil put options was $0.278 and $0.200 per Bbl during 1995 and the first nine months of 1996, respectively. For the amounts of oil and natural gas covered by the options, if the options were exercised, in the aggregate, the Company would receive the specified option floor prices, irrespective of the prices actually paid by the purchasers of such products.

Acquisition Activities

         Since 1979, the Company has acquired approximately $465.0 million of producing oil and natural gas assets on behalf of itself and its co-investors in 122 separate transactions. The Company has acquired for its own account approximately $111.6 million of producing properties, with original proved reserves estimated at 145 Bcfe. The Company's acquisition activities have declined over the past three years, with approximately $21.8 million, $13.1 million and $3.5 million of producing properties acquired in 1993, 1994, and 1995, respectively. For 1996 for its own account, the Company anticipates spending approximately $1.5 million to purchase limited partner interests from existing limited partnerships.

         The Company uses a disciplined, market-driven approach to acquisitions. The Company generally seeks acquisition of properties for its own account that are in close proximity to its current reserves and provide the potential to add reserves through additional development efforts. As the market for acquisitions has become more competitive in recent years, the Company has taken the initiative in creating acquisition opportunities by directly soliciting property owners who have not placed their properties on the market. Properties are acquired after the Company has analyzed and evaluated available reservoir engineering, geological and geophysical data. In evaluating producing properties prior to purchase, the Company assesses many factors, including estimated reserves, anticipated cash flows from production, production costs and various factors affecting the marketing of production.

Foreign Activities

         Russia. On September 3, 1993, the Company signed a Participation Agreement with Senega, a Russian Federation joint stock company (in which the Company has an indirect interest of less than 1%), to assist in the development and production of reserves from two fields in Western Siberia, providing the Company with a minimum 5% net profits interest from the sale of hydrocarbon products from the fields for providing managerial, technical and financial support to Senega. Additionally, the Company purchased a 1% net profits interest from Senega for $300,000. In May 1995, the Company executed a Management Agreement with Senega, under which, in return for undertaking to obtain financing for development of these fields, the Company is entitled to receive a 49% interest in production income derived by Senega from this project after repayment of costs. At September 30, 1996, the Company's investment in activities in Russia was approximately $9.2 million.

         On July 12, 1996, the Company entered into a partnership agreement which provides for the Company to contribute its rights under the Participation and Management Agreements to the partnership and for the partners to share equally revenues and costs of developing the Samburg Field and funding and management of the license areas, all in conjunction with Senega. The partnership is to be funded by the partners upon fulfillment of certain conditions. It is currently anticipated that these activities would be funded principally through project financing.

         New Zealand. Since October 1995, the Company has been issued two Petroleum Exploration Permits by the New Zealand Minister of Energy. The first permit covers approximately 65,000 acres in the Onshore Taranaki Basin region in the southwestern area of New Zealand's North Island and the second covers approximately 71,500 acres adjacent to the acreage covered by the first permit. Under the terms of the permits, the Company is obligated to analyze and interpret certain seismic data, acquire certain new seismic data, drill one exploratory well, and either drill a further development well or perform additional seismic work, all of which activities are to be performed on a staged basis in order to maintain the permits, over periods extending through July 2000 in the case of the first permit, and through July 2001 for the second permit. At September 30, 1996, the Company's investment in New Zealand was approximately $600,000.

         Venezuela. The Company formed a wholly-owned subsidiary, Swift Energy de Venezuela, C.A., for the purpose of submitting a bid on August 5, 1993, under the Venezuelan Marginal Oil Field Reactivation Program. Although the Company did not win the bid, it is continuing to pursue cooperative ventures involving other fields and opportunities in Venezuela. At September 30, 1996, the Company's investment in Venezuela was approximately $1.4 million.

Oil and Gas Reserves

         All information set forth in this Prospectus regarding proved reserves, related future net revenues and PV-10 Value is taken from reports prepared by the Company and audited by Gruy. Gruy's estimates were based upon review of production histories and other geological, economic, ownership and engineering data provided by the Company, and their report is contained as an exhibit to the Registration Statement of which this Prospectus is a part. No other reports on the Company's reserves have been filed with any federal agency. In accordance with Commission guidelines, the Company's estimates of future net revenues from the Company's proved reserves and the present value thereof (PV-10 Value) are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including, in the case of gas contracts, the use of fixed and determinable contractual price escalations. Proved reserves at December 31, 1995, were estimated based upon weighted average prices of $2.41 per Mcf of natural gas and $18.07 per Bbl of oil, compared to $1.85 and $2.50 per Mcf of natural gas and $15.09 and $12.87 per Bbl of oil as of December 31, 1994 and 1993, respectively. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

         The Company's total proved developed and undeveloped reserve volumes have increased at an annual compound rate of approximately 35% over the last five years. In 1995, the Company's proved natural gas reserves increased over 1994 year-end amounts by 88% or 67.3 Bcf and its proved oil reserves increased 19% or 868,714 Bbl. The composition of these reserves has shifted substantially, with proved developed reserves comprising 63% of total proved reserves at year-end 1994, and 58% at December 31, 1995. This shift reflects the recent reserve additions comprised of proved undeveloped reserves in newly acquired areas of the AWP Olmos Field. Additional reserves have also been added due to December 31, 1995 prices being higher than those at year-end 1994, which has the effect of changing quantities estimates and the estimated present value of such proved reserves.

         The table below also sets forth estimates of future net revenues, presented on the basis of unescalated prices and costs in accordance with criteria prescribed by the Commission, and the PV-10 Value. Operating costs and development costs and certain production-related taxes were deducted in arriving at the estimated future net revenues. No provision was made for income taxes. The estimates of future net revenues and their present value differ in this respect from the standardized measure of discounted future net cash flows set forth in the Notes to the Consolidated Financial Statements of the Company, which is calculated after provision for future income taxes. In cases where producing properties are subject to gas purchase contracts and the amount of gas purchased thereunder was reduced during 1995, gas projections used to estimate future net revenues were based on the reduced gas purchases for the affected producing properties. The assumption was made that purchases in 1996 and thereafter will be made at an unrestricted level. The Company has interests in certain tracts which are estimated to have additional hydrocarbon reserves which are not classified as proved and are not reflected in the following table. The proved reserves presented for all periods also exclude any reserves attributed to the volumetric production payment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 9 to the Company's Consolidated Financial Statements. There can be no assurance that these estimates are accurate predictions of future net revenues from oil and gas reserves or their present value.

                      Estimated Proved Oil and Gas Reserves

                                                                             At December 31,
                                                            ------------------------------------------------
                                                              1995                1994                1993
                                                            --------            --------            --------
Net natural gas reserves (MMcf):
      Proved developed.........................               81,532              46,406              50,937
      Proved undeveloped.......................               62,035              29,858              13,526
                                                             -------             -------              ------
           Total proved natural gas
              reserves.........................              143,568              76,264              64,463
                                                             -------             -------              ------
Net oil reserves (MBbl):
      Proved developed.........................                3,313               3,209               3,111
      Proved undeveloped.......................                2,109               1,344               1,161
                                                             -------             -------              ------
           Total proved oil reserves...........                5,422               4,553               4,271
                                                             -------             -------              ------
Total proved reserves (MMcfe)..................              176,099             103,584              90,089
                                                             =======             =======              ======

                                 Estimated Present Value of Proved Reserves

                                                                             At December 31,
                                                            ------------------------------------------------
                                                              1995                1994                1993
                                                            --------            --------            --------
                                                                             (In Thousands)
Estimated PV-10 Value:
      Proved developed.........................             $ 85,537            $ 47,172            $ 66,309
      Proved undeveloped.......................               61,502              22,223              17,451
                                                            --------            --------            --------
           Total ..............................             $147,038            $ 69,395            $ 83,761
                                                            ========            ========            ========


         Proved reserves are estimates of hydrocarbons to be recovered in the future. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. There can be no assurance that these estimates are accurate predictions of the present value of future net cash flows from oil and gas reserves.

         A portion of the Company's proved reserves has been accumulated through the Company's interests in the limited partnerships for which it serves as general partner. The estimates of future net revenues and their present values assume that some portion of the limited partnerships in which the Company owns interests will achieve payout status. At payout, the Company's percentage ownership of the limited partnerships' reserves increases. The primary assumptions utilized for purposes of such estimates consist of (i) the continuation of oil and gas prices realized by the partnerships at year-end 1995 through the life of the properties owned by the partnerships and (ii) the continued ownership of such properties. Only three of the limited partnerships in which the Company owns an interest had achieved payout status at the date of this Prospectus and achievement of payout status for the remaining partnerships will depend not only upon prices at which future production is sold, but also upon whether individual properties are sold prior to depletion and the prices received in such sales. See "Risk Factors -- Volatility of Oil and Gas Prices and Markets and -- Uncertainty of Estimates of Reserves and Future Net Revenues."

Drilling Activity

         The following table sets forth the results of the Company's drilling activities during the three fiscal years ended December 31, 1995 and the first six months of 1996:

                                                        Gross Wells                                    Net Wells(1)
                                         ----------------------------------------        -----------------------------------
   Period        Type of Well(2)         Total          Producing(3)       Dry(4)        Total         Producing(3)   Dry(4)
---------------  ---------------         -----          ------------       ------        -----         ------------   ------
    1996          Exploratory               5                 3              2             3               2.1         0.9
  (Through        Development              61                58              3            43.9            42.9         1.0
    6/30)
    1995          Exploratory               8                 4              4             3.5             1.5         2.0
                  Development              68                65              3            38.7            38.0         0.7
    1994          Exploratory              14                 6              8             9.2             4.7         4.5
                  Development              30                26              4             6.9             5.0         1.9
    1993          Exploratory              12                 5              7             5.6             2.5         3.1
                  Development              22                21              1             3.8             3.4         0.4

(1) Represents the aggregate of the Company's direct or indirect fractional working interests in the gross wells drilled.

(2) An exploratory well is a well drilled either in search of a new, as-yet undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir. A development well is a well drilled within the presently proved productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

(3) A producing well is an exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(4)      A   dry  well  is an exploratory or development well that is not a pro-
         ducing well.

The following table sets forth the gross and net wells in which the Company owned an interest at the following dates:

                                                  Oil Wells                  Gas Wells                 Total Wells(1)
                                                  ---------                  ---------                 --------------
December 31, 1995
         Gross(2).....................               3,049                       995                        4,044
         Net(3).......................                88.5                     121.6                        210.1
December 31, 1994
         Gross(2).....................             3,141.0                     1,000                        4,141
         Net(3).......................                79.3                     109.1                        188.4
December 31, 1993
         Gross(2).....................               3,165                       872                        4,037
         Net(3).......................                72.5                      52.4                        124.9

(1) Excludes 39 service wells in 1995, 31 service wells in 1994, and 165 service wells in 1993.

(2)      A gross well is a well in which  a  working  interest  is  owned.   The
         number of gross wells is the total number of wells in which a working interest is owned.

(3) A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Oil and Gas Acreage

         As is customary in the industry, the Company generally acquires oil and gas acreage without any warranty of title except as to claims made by, through, or under the transferor. Although the Company has title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights. In many instances, title opinions may not be obtained if in the Company's judgment it would be uneconomical or impractical to do so.

         The following table sets forth the developed and undeveloped leasehold acreage held by the Company at December 31, 1995:


                                                                 Developed                                Undeveloped
                                                        ----------------------------             --------------------------
                                                        Gross (1)           Net (2)              Gross (1)         Net (2)
                                                        ----------         ---------             ---------        ---------
Alabama....................................               7,075.72            820.82                372.00            61.17
Arkansas...................................               8,960.45          3,271.17              4,754.86         2,978.63
Kansas.....................................               1,630.00            571.67              5,450.00         2,268.55
Louisiana..................................              56,766.05         18,620.66             11,985.24         7,222.14
Mississippi................................              10,680.29          4,211.95              4,965.61           887.68
Nebraska...................................                     --                --              1,707.04         1,029.53
New Mexico.................................               1,854.47            473.61                240.00            28.80
North Dakota...............................               1,276.19            147.25                160.00            17.32
Oklahoma...................................              54,270.93         21,420.96              4,410.02         2,103.66
Texas......................................             116,635.23         53,438.69             22,897.00        15,938.33
West Virginia..............................              16,048.20         10,484.50                    --               --
Wyoming....................................              10,434.00          3,225.25             27,177.72        10,941.82
All other states...........................                 477.64            128.66              4,690.44           272.81
                                                        ----------        ----------             ---------        ---------

TOTAL......................................             286,109.17        116,815.19             88,809.93        43,749.84
                                                        ==========        ==========             =========        =========

(1) A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(2) A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof. A material portion of the Company's acreage is owned by virtue of its interests derived from limited partnerships. The net acreage reflected on this table shows the Company's interests assuming that an after-payout status is achieved in some of these limited partnerships. At September 30, 1996, three of the limited partnerships had achieved payout status. See "-- Oil and Gas Reserves" above.

Partnerships

         Prior to 1993, the Company relied to a large extent on limited partnerships as a principal financing vehicle to fund its activities. The Company had formed 103 limited partnerships which have raised a total of approximately $478.0 million at September 30, 1996. However, as the Company has increasingly shifted its emphasis to exploration and development activities and its reserve base has grown, the Company has significantly reduced its reliance on limited partnership financing.

         More than 21 of the limited partnerships formed and managed by the Company have been in operation over nine years and have produced a substantial majority of their reserves. Given the age of these limited partnerships, the limited partners in 18 of these partnerships have voted to sell their remaining properties and liquidate the limited partnerships. It is anticipated that these partnerships will be liquidated in late 1996. The Company intends to make similar proposals to other partnerships for an orderly sale of their properties and liquidation of the partnerships over the next several years. The Company may acquire portions of the remaining property interests owned by these limited partnerships.

         From 1991 to 1995 the Company sponsored SDI, a publicly offered partnership program under which partnerships were formed to acquire interests in producing oil and gas assets. The Company concluded the SDI Program upon the formation of its last two partnerships in December 1995. Under this program, partnerships were formed on a sequential basis and in 1995, the Company raised approximately $12.4 million under this program. The SDI partnerships acquire, manage and ultimately sell interests in properties that are producing oil and gas in commercial quantities. The SDI partnerships seek to profit primarily from the sale of oil and gas produced from the properties in which they own interests, and ultimately from the proceeds of the eventual sale of their interests.

         In September of 1993, the Company began offering interests in privately offered partnerships formed to engage in the drilling of development and exploratory wells. As of September 30, 1996, seven partnerships had been formed (one in 1993, one in 1994, three in 1995 and two in 1996) with aggregate investor contributions of approximately $34.8 million. The private drilling partnerships are offered on a no-load basis under which the Company pays all selling and offering expenses of the offering. Selling and offering expenses paid by the Company are treated as a capital contribution to each partnership. The Company also is entitled to a general and administrative overhead allowance and an incentive amount. In certain partnerships, the Company does not bear any of the costs incurred in acquiring or drilling properties. As managing general partner of certain other partnerships, the Company pays out of its own corporate funds the capital costs (consisting of all prospect costs and the non-deductible, tangible portion of drilling and completion costs). The Company pays between 20% and 40% of all continuing costs (higher amounts after payout) and is entitled to receive between 20% and 40% of net revenues distributed by each partnership (and higher amounts after payout).

         Under the terms of the Company's limited partnership programs, the Company generally retains the right to engage in oil and gas exploration and production through other limited partnerships and joint ventures and for its own account. The partnership agreement for each limited partnership contains detailed provisions regarding the terms upon which a variety of transactions between the Company and the limited partnership may be carried out, including
(i) sales of properties by the Company to the limited partnership, (ii) operation of limited partnership properties by the Company, (iii) rendering of oil field or drilling services by the Company to the limited partnership, (iv) handling of limited partnership funds by the Company and (v) loans between the Company and the limited partnership. These restrictions, which may limit the ability of the Company to take certain actions, are intended to ensure that transactions between the Company and its limited partnerships are fair to such limited partnerships.

Management of Risks of Operation

         The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and gas, including blowouts, cratering, pipe failure, casing collapse, oil spills and fires, each of which could result in severe damage to or destruction of oil and gas wells, production facilities or other property, or individual injuries. The oil and gas exploration business is also subject to environmental hazards, such as oil spills, gas leaks, and ruptures and discharges of toxic substances or gases that could expose the Company to substantial liability due to pollution and other environmental damage. Additionally, as managing general partner of limited partnerships, the Company is solely responsible for the day-to-day conduct of the limited partnerships' affairs and accordingly has liability for expenses and liabilities of the limited partnerships. The Company maintains comprehensive insurance coverage, including general liability insurance in an amount not less than $20.0 million, as well as general partner liability insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in comparable operations, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Competition

         The oil and gas industry is highly competitive in all its phases. The Company encounters strong competition from many other oil and gas producers, including many that possess substantial financial resources, in acquiring economically desirable producing properties and exploratory drilling prospects, and in obtaining equipment and labor to operate and maintain its properties.

Regulations

         Environmental Regulations. The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment. These laws and regulations may require the acquisition of a permit by operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises, and impose substantial liabilities for pollution resulting from drilling operations particularly operations in offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to the Company of compliance with existing and future environmental regulations cannot be predicted. See "Risk Factors -- Effects of Governmental Regulation."

         Federal Regulation of Natural Gas. The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a brief summary of the principal statutes, regulations and orders that may affect the production and sale of the Company's natural gas. This summary should not be relied upon as a complete review of applicable natural gas regulatory provisions.

         FERC Orders. Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundle transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design.

         FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resold the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

         It is not anticipated that the marketability of and price obtainable for the Company's natural gas production will be significantly affected by FERC Order No. 500. Gas produced normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access transportation.

         State Regulations. Production of any oil and gas by the Company will be affected to some degree by state regulations. Many states in which the Company operates have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

Federal Leases

         Some of the Company's properties are located on federal oil and gas leases administered by various federal agencies, including the Bureau of Land Management. Various regulations and orders affect the terms of leases, exploration and development plans, methods of operation and related matters.

Employees

         At December 31, 1995, the Company employed 176 persons, including 24 engineers, 12 geologists and geophysicists and 9 landmen. None of the Company's employees are represented by a union. Relations with employees are considered to be good.

Facilities

         The Company and its subsidiaries occupy approximately 75,000 square feet of office space at 16825 Northchase Drive, Houston, Texas, under a ten-year lease expiring in 2005 which provides for various expansion options. The lease requires payments of approximately $81,000 per month. A subsidiary of the Company maintains an office in Denver, Colorado. The Company has field offices in various locations from which Company employees supervise local oil and gas operations.

Legal Proceedings

         No legal proceedings are pending other than ordinary routine litigation incidental to the Company's business.

                                   MANAGEMENT

Directors, Executive Officers and Certain Other Officers

         Name                                                    Title
------------------------------------ -----------------------------------------------------------------------
A. Earl Swift....................... Chairman of the Board, President and Chief Executive Officer
Virgil N. Swift..................... Vice Chairman of the Board and Executive Vice President -- Business
                                     Development
Terry E. Swift...................... Executive Vice President and Chief Operating Officer
John R. Alden....................... Senior Vice President -- Finance, Chief Financial Officer and Secretary
Bruce H. Vincent.................... Senior Vice President -- Funds Management
James M. Kitterman.................. Senior Vice President -- Operations
James R. Stewart.................... Vice President -- Drilling and Production
Alton D. Heckaman, Jr. ............  Vice President and Controller
Joseph A. D'Amico................... Vice President-Exploration and Development
G. Robert Evans..................... Director
Raymond O. Loen..................... Director
Henry C. Montgomery................. Director
Clyde W. Smith, Jr.................. Director
Harold J. Withrow................... Director

         A. Earl Swift, 63, is President, Chief Executive Officer and Chairman of the Board of Directors of the Company and has served in such capacity since its founding in 1979. For the 17 years prior to 1979, he was employed by affiliates of American Natural Resources Company, serving his last three years as Vice President of Exploration and Production for Michigan-Wisconsin Pipe Line Company and American Natural Gas Production Company. Mr. Swift is a registered professional engineer and holds a degree in Petroleum Engineering, a Juris Doctor degree and a Master's degree in Business Administration. He is the brother of Virgil N. Swift and the father of Terry E. Swift.

         Virgil N. Swift, 68, has been a director of the Company since 1981, and has acted as Vice Chairman of the Board and Executive Vice President-Business Development since November 1991. He previously served as Executive Vice President and Chief Operating Officer from 1982 to November 1991. Mr. Swift joined the Company in 1981 as Vice President-Drilling and Production. For the preceding 28 years he held various production, drilling and engineering positions with Gulf Oil Corporation and its subsidiaries, last serving as General Manager-Drilling for Gulf Canada Resources, Inc. Mr. Swift is a registered professional engineer and holds a degree in Petroleum Engineering.

         Terry E. Swift, 40, was appointed Executive Vice President and Chief Operating Officer of the Company in November 1991. He served as Senior Vice President -- Exploration and Joint Ventures from 1990 to November 1991, as Vice President -- Exploration and Joint Ventures from 1988 to 1990 and as Assistant Vice President -- Engineering from 1986 to 1988. Mr. Swift is a registered professional engineer and holds a degree in Chemical Engineering and a Master's degree in Business Administration.

         John R. Alden, 50, Senior Vice President -- Finance, Chief Financial Officer and Secretary, joined the Company in 1981. Mr. Alden was appointed to his current offices in 1990. Prior to that time he served the Company as its principal financial officer under a variety of titles. Mr. Alden holds a degree in Accounting and a Master's degree in Business Administration.

         Bruce H. Vincent, 49, joined the Company as Senior Vice President -- Funds Management in 1990. Mr. Vincent acted as Chief Operating Officer of Energy Assets International Corp. from 1986 to 1988, and as President of Vincent & Company, an investment banking firm, from 1988 to 1990. Mr. Vincent holds a degree in Business Administration and a Master's degree in Finance.

         James M. Kitterman, 52, was appointed Senior Vice President -- Operations in May 1993. He had previously served as Vice President -- Operations since joining the Company in 1983 with 16 years of prior experience in oil and gas exploration, drilling and production. Mr. Kitterman holds a degree in Petroleum Engineering and a Master's degree in Business Administration.

         James R. Stewart, 60, was appointed Vice President -- Drilling and Production in August 1993. He joined the Company as Manager of Operations in 1990. He has 30 years experience in drilling, production, reservoir engineering, and geology. During his 30 years in the oil and gas industry, Mr. Stewart has held a variety of management level positions. Mr. Stewart holds a degree in Petroleum Engineering.

         Alton D. Heckaman, Jr., 39, was appointed Vice President and Controller in May 1993. He had previously served as Assistant Vice President -- Finance and Controller since 1986. Mr. Heckaman joined the Company in 1982. He is a Certified Public Accountant and holds a degree in Accounting.

         Joseph A. D'Amico, 48, has been Vice President -- Exploration and Development of the Company since August 1993. He served in the funds management division and as Director of Exploration and Development of the Company from 1988 to 1993. Mr. D'Amico holds a degree in Petroleum Engineering and Master's degrees in Petroleum Engineering and Finance.

         G. Robert Evans, 65, has been a director of the Company since 1994. Since 1991, he has been Chairman and Chief Executive Officer of Material Sciences Corporation of Elk Grove Village, a corporation that develops and commercializes continuously processed, coated materials technologies. He is also currently serving as a director of three other public companies: Consolidated Freightways, Inc. (transportation), Fibreboard Corporation (wood products, insulation and resort operations) and Elco Industries (manufacturing). From 1990 until 1991, he served as President, Chief Executive Officer and a Director of Corporate Finance Associates of Illinois, Inc., a financial intermediary and consulting firm. From 1987 until 1990, he served as President, Chief Executive Officer and a Director of Bemrose Group USA, a British holding company engaged in value-added manufacturing and sale of products to the advertising specialty industry.

         Raymond O. Loen, 72, has served as a director of the Company since its founding in 1979. Since 1963, he has been President of R.O. Loen Company, a privately held management consulting firm headquartered in Lake Oswego, Oregon.

         Henry C. Montgomery, 60, has served as a director of the Company since 1987. Since 1980, Mr. Montgomery has been the Chairman of the Board of Montgomery Financial Services Corporation, a management consulting and financial services firm. Mr. Montgomery also currently serves as a director of Catalyst Semiconductor, Inc., a public company engaged in the design and manufacture of semiconductors. Mr. Montgomery previously served as Chairman of the Board of each of Private Financial Services Corporation, a management consulting and financial services firm (1986 to 1989), and Aquanautics Corporation, a public company involved in the extraction of oxygen from water and air (1986 to 1991).

         Clyde W. Smith, Jr., 47, has served as a director of the Company since 1984. He has served as President of Somerset Properties, Inc., a real estate and investment company, since 1985, as President of AdVision, Inc., which markets video display merchandising systems, since 1988 and as President of H&R Precision, Inc., a general contractor, since 1994. Mr. Smith formerly acted as Chief Executive Officer of California Video Sales, Inc. from 1987 to 1990.

         Harold J. Withrow, 69, has been a director of the Company since 1988. Mr. Withrow is an independent oil and gas consultant. From 1975 until 1988, Mr. Withrow served as Senior Vice President-Gas Supply for Michigan Wisconsin Pipe Line Company and its successor, ANR Pipeline Company.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information concerning the shareholdings, as of September 30, 1996, of the seven current members of the board of directors, each of the Company's five most highly compensated executive officers, all executive officers and directors as a group, and each person who beneficially owns more than five percent of the Company's outstanding Common Stock.

                                                                                             Shares of Common Stock
                                                                                              Beneficially Owned at
                                                                                              September 30, 1996(1)
                                                                                          -----------------------------
                                                                                                            Percent of
                                                                                                               Class
Name of Person or Group                           Position                                   Number         Outstanding
----------------------------------- -----------------------------------------             -------------     -----------
A. Earl Swift...................... Chairman of the Board, President,                        282,472(2)         1.9%
                                    Chief Executive Officer
Virgil N. Swift.................... Vice Chairman of the Board,                              320,280            2.1%
                                    Executive Vice President-- Business
                                    Development
G. Robert Evans.................... Director                                                   6,400            (3)
Raymond O. Loen.................... Director                                                 146,756(4)         1.0%
Henry C. Montgomery................ Director                                                  33,780            (3)
Clyde W. Smith, Jr................. Director                                                  17,400            (3)
Harold J. Withrow.................. Director                                                  17,500            (3)
Terry E. Swift..................... Executive Vice President, Chief                           90,636            (3)
                                    Operating Officer
John R. Alden...................... Senior Vice President-- Finance,                          76,091(5)         (3)
                                    Chief Financial Officer, Secretary
James M. Kitterman................. Senior Vice President-- Operations                        63,370            (3)

                                                                                             Shares of Common Stock
                                                                                              Beneficially Owned at
                                                                                              September 30, 1996(1)
                                                                                          ------------------------------
                                                                                                            Percent of
                                                                                                               Class
Name of Person or Group                                                                      Number         Outstanding
-----------------------------------                                                       -------------     ------------
All executive officers and directors as a group (12 persons)...................            1,146,996            7.6%
FMR Corp ......................................................................            1,291,458(7)         8.6%(7)
  82 Devonshire Street
  Boston, Massachusetts  02109
State Street Research & Management Company.....................................            1,284,450(8)         8.5%(8)
  Metropolitan Life Insurance Company
  One Financial Center, 30th Floor
  Boston, Massachusetts 02111-2690
Foreign & Colonial Management Limited..........................................              935,052(6)         6.2%(6)
Hypo Foreign & Colonial Management (Holdings) Limited
  Exchange House, Primrose Street
  London EC2A 2NY England

(1) Unless otherwise indicated below, the persons named have sole voting and investment power over the number of shares of the Company's Common Stock shown as being owned by them. The table includes the following shares that were acquirable within 60 days following September 30, 1996 by exercise of options granted under the Company's stock option plans:
         Mr. A. E. Swift - 56,648;  Mr. V. N. Swift - 50,424; Mr. Evans - 4,400;
         Mr. Loen - 27,400;  Mr. Smith - 16,400;  Mr.  Montgomery - 30,370;  Mr.
         Withrow - 15,300;  Mr. T. E. Swift - 69,004;  Mr.  Alden - 57,706;  Mr.
         Kitterman - 48,290; and all executive officers and directors as a group
         - 446,562.

(2)      Includes 858 shares held by Mr. Swift's wife.

(3)      Less than one percent.

(4) Includes 14,300 shares as to which Mr. Loen, as co-trustee for an HR-10 Retirement Plan, shares voting and investment power with his wife; 70,000 shares held by his wife (who holds sole voting and investment power as to those shares and 3,680 shares held in her IRA), and 4,554 shares held in Mr. Loen's IRA.

(5) Includes 100 shares held by the estate of Mr. Alden's mother of which he could be deemed to be the beneficial owner.

(6) Based on Schedules 13G dated February 1, 1996 and February 8, 1996 filed with the Securities and Exchange Commission. Of the shares listed, 53,789 were issued on August 6, 1996 upon conversion of the 6 1/2% Convertible Subordinated Debentures. Foreign & Colonial Management Limited ("F&C") is deemed to have beneficial ownership of 935,052 shares of the Company's stock. F&C is an Investment Adviser registered under the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Hypo Foreign & Colonial Management (Holdings) Limited. F&C disclaims beneficial interest in all of the shares.

(7) Based on a Schedule 13G dated February 8, 1996 filed with the Securities and Exchange Commission, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,291,458 shares of the Company's stock as a result of acting as an investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Funds"). Members of the Edward
         C. Johnson 3d family, as well as trusts for their benefit, are the predominant owners of Class B shares of Common Stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting Common Stock and the execution of the shareholder's voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has any power to vote or direct the voting of the shares directly by the Funds, which power resides with the Funds' Boards of Trustees.

(8) Based on Schedules 13G dated February 8, 1996 and February 13, 1996 filed with the Securities and Exchange Commission. State Street Research and Management Company ("State Street") is deemed to have beneficial ownership of 1,284,450 shares of the Company's stock and reports sole power to vote 1,238,650 of these shares. State Street is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Metropolitan Life Insurance Company. State Street disclaims beneficial interest in all of the shares held by Metropolitan Life Insurance Company.

                              DESCRIPTION OF NOTES

General

         The Notes will be issued under an indenture, to be dated as of , 1996 (the "Indenture"), between the Company and Bank One Texas, National Association, as trustee (the "Trustee"). A form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture, do not purport to be complete and are subject to and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

         The Notes are convertible at the option of the holder into Common Stock of the Company. See "-- Conversion." The Notes are unsecured, will constitute subordinated obligations of the Company and will rank pari passu in right of payment to the Company's other subordinated indebtedness, if any. The Notes and the Company's obligations with respect thereto (including the Company's obligations to repurchase Notes upon the occurrence of a Designated Event) will be subordinated in right of payment to all Senior Debt (as defined in the Indenture) of the Company. As of September 30, 1996, the Company had approximately $17.2 million of indebtedness outstanding under its existing credit facilities that would have constituted Senior Debt. The Company intends to use net proceeds from this offering to repay all of its outstanding borrowings under its credit facilities, and as a result, the Company will not have any Senior Debt immediately after such repayment. The Indenture does not restrict, however, the amount of Senior Debt or other indebtedness of the Company or any subsidiary of the Company that may be incurred in the future, and the Company and its subsidiaries anticipate incurring Senior Debt or other indebtedness in the future.

Principal, Maturity and Interest

         The Notes offered by this Prospectus will be limited to $100.0 million aggregate principal amount, plus such additional amount not in excess of $15.0 million as may be purchased by the Underwriters upon exercise of the over-allotment option. See "Underwriting." The Notes will mature on November , 2006. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus from November , 1996 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on and of each year, commencing 199 , to the person in whose name such Note is registered at the close of business on the or preceding such interest payment date. Interest will be computed on the basis of a 360 day year comprised of twelve 30-day months.

         The Notes will be issuable and transferable in fully registered form and will be issued in denominations of $1,000 and integral multiples thereof.

         Principal, premium, if any, and interest on the Notes may, at the option of the Company, be paid either (i) by check mailed to the address of the person entitled thereto as it appears in the security register or (ii) by transfer to an account maintained by the payee entitled thereto as specified in the security register.

Optional Redemption

         The Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after November , 1999, on not less than 15 nor more than 60 days' prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest, if any, to the date of redemption, if redeemed during the 12-month period beginning on of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):

                                                                            REDEMPTION
YEAR                                                                          PRICE
-------------------------------------------------------------------------   ----------

1999.....................................................................          %
2000.....................................................................          %
2001.....................................................................          %
2002.....................................................................          %
2003.....................................................................          %
2004.....................................................................          %
2005.....................................................................          %

         If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed either in compliance with the requirements of the principal material securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, pro rata or by lot or by any other method the Trustee deems fair and appropriate.

Mandatory Redemption

         The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

         Upon the occurrence of a Designated Event (as defined below), each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes (the "Designated Event Repurchase") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Repurchase is being made pursuant to the covenant entitled "Designated Event" and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, upon the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Repurchase shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Designated Event Repurchase will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Trustee at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if the Trustee receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof; (8) the last date on which holders' rights to have Notes repurchased may be exercised; and (9) the procedures holders must follow in order to have their Notes repurchased.

         On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Designated Event Repurchase, (2) deposit with the Trustee an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered a Trustee's Certificate stating the Notes or portions thereof tendered to the Trustee. The Trustee shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Repurchase on or as soon as practicable after the Designated Event Payment Date. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes in such circumstances.

         The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a takeover, recapitalization, restructuring or other transaction involving the Company that may adversely affect holders.

         The right to require the Company to repurchase Notes as a result of a Designated Event could have the effect of delaying, deferring or preventing a Designated Event or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all the Notes at the Designated Event Payment Date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management.

         Any future credit agreements or other agreements relating to indebtedness (including Senior Debt) to which the Company becomes a party may contain restrictions on the repurchase of Notes. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. As the payment of the Designated Event Payment is subordinated to the prior payment of Senior Debt as described under "--Subordination of Notes" below, in such circumstances, the subordination provisions in the Indenture would likely prohibit payments to the holders of Notes.

         A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

         A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases more than _____% of its assets (other than to a wholly-owned subsidiary of the Company) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided, that a Change of Control shall not be deemed to have occurred if either (i) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 110% of the Conversion Price in effect on the date of such Change of Control or (ii) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

         "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is not listed for trading on a United States national securities exchange or an established automated over-the-counter trading market in the United States.

         The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to repurchase Notes at the option of holders upon a Designated Event.

         The Company could, in the future, enter into certain transactions, including certain recapitalization of the Company, that would not constitute a Change of Control for purposes of the Designated Event repurchase feature of the Notes, but that would increase the amount of Senior Debt (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture on the creation of additional Senior Debt (or any other indebtedness), and under certain circumstances the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the Designated Event Payment for all Notes tendered by the holders thereof. A default by the Company on its obligations to pay the Designated Event Payment could result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions.

Conversion

         The Notes, or any portion thereof which is an integral multiple of $1,000, are convertible at any time after 60 days following the date of original issuance thereof and prior to the close of business on November , 2006, subject to prior redemption at the option of the Company or repurchase at the option of the holder, into shares of the Company's Common Stock, at the conversion price set forth on the cover of this Prospectus, subject to adjustment as set forth below (the "Conversion Price"). The Company will not be required to issue fractional shares of Common Stock but will pay a cash adjustment in lieu thereof. In the case of any Note or portion thereof called for redemption, conversion rights expire at the close of business on the business day immediately preceding redemption. In the event any holder exercises its repurchase right upon a Designated Event, such holder's conversion right will terminate. See "-- Repurchase at the Option of Holders." Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued.

         Accrued interest will not be paid on the Notes that are converted. If any Note is converted between a record date for the payment of interest and the next succeeding interest payment date, such Note upon surrender must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required).

         The Conversion Price is subject to adjustment in certain events, including (i) the subdivision, combination or reclassification of the outstanding Common Stock of the Company; (ii) the issuance by the Company of Common Stock as a dividend or distribution on the Common Stock; (iii) the issuance of rights and warrants (expiring within 45 days after the record date for the determination of stockholders entitled to receive such rights and warrants) to all holders of Common Stock entitling them to purchase shares of Common Stock or securities convertible into or exchangeable for Common Stock at a price per share (or having a conversion or exercise price per share) less than the then current market price (as defined in the Indenture) of the Common Stock
(iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock;
(v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 5% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 5% of the product of the current market price per share (determined as set forth below) on the expiration of such tender offer times the number of shares of Common Stock outstanding on such date; (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above); and (viii) the issuance of Common Stock or securities convertible into, or exchangeable for, Common Stock at a price per share (or having a conversion or exchange price per share) that is less than the current market price of the Common Stock (but excluding, among other things, issuances: (a) pursuant to any bona fide plan for the benefit of employees, directors or consultants of the Company now or hereafter in effect; (b) to acquire all or any portion of a business in an arm's-length transaction between the Company and an unaffiliated third party including, if applicable, issuances upon exercise of options or warrants assumed in connection with such an acquisition; (c) in a bona fide public offering pursuant to a firm commitment underwriting or sales at the market pursuant to a continuous offering stock program; (d) pursuant to the exercise of warrants, rights (including, without limitation, earnout rights) or options, or upon the conversion of convertible securities, which are issued and outstanding on the date hereof, or which may be issued in the future for fair value and with an exercise price or conversion price at least equal to the current market price of the Common Stock at the time of such issuance). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for securities (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Convertible Note who converts such Convertible Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. The Company is not required to make any adjustment in the Conversion Price of less than 1%, but instead such adjustment will be carried forward and taken into account in the computation of any subsequent adjustment.

         In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) the date on which an event occurs or an act is taken, or (ii) 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (iii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

         "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the market value of such acquired shares after giving effect to the completion of the tender offer or other negotiated transaction.

         In case of any merger or consolidation of the Company or the sale or conveyance by the Company of all or substantially all the assets of the Company, the holder of each outstanding Note shall have the right to convert such Note only into the kind and amount of shares of stock and other securities and property (including cash) received in such transaction by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to the effective date of such transaction. The meaning of the phrase "sale or conveyance by the Company of all or substantially all of the assets of the Company" will be determined under New York law, which governs the Indenture. Application of the phrase to a particular sale of assets will depend on the interpretation given to the phrase by courts construing New York law at the time, and by the specific facts and circumstances of such sale. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the foregoing provision as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

         The Company may from time to time reduce the Conversion Price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. In addition, and without limiting the foregoing, the Board of Directors may also make such reductions in the Conversion Price as it deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
See "Certain United States Tax Considerations."

         Certain adjustments (or the failure to make certain adjustments in certain cases) in the Conversion Price in accordance with the foregoing provisions (other than to take account of a dividend of the Company's own stock or a stock split) could be taxable pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, as a constructive distribution to holders of the Notes at the time of such adjustments in the Conversion Price.

Subordination of Notes

         The payment of the principal of, interest on or any other amounts due on the Notes will be subordinate in right of payment to all existing and future Senior Debt. The Indenture does not restrict the amount of Senior Debt or other indebtedness that may be incurred in the future by the Company or any subsidiary of the Company. In addition, the Notes will be effectively subordinated to claims of holders of any preferred stock and claims of creditors (other than the Company) of the Company's subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to a subsidiary, these persons generally would have priority as to the assets of such subsidiary over the claims and equity interest of the Company and, thereby indirectly, holders of the Company's indebtedness, including the Notes. As of September 30, 1996, there were no material outstanding liabilities of subsidiaries of the Company, but such liabilities may be incurred in the future.


         No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes, including, without limitation, any payments with respect to a Designated Event, and no redemption, purchase or other acquisition of the Notes may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture will provide that if any of the holders of any issue of Designated Senior Debt notifies (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Debt the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest or any other amounts due on the Notes and no purchase, redemption or other acquisition of the Notes will be made for the period (the "Payment Blockage Period") commencing on the date the Payment Blockage Notice is received and ending on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 90 days after the date the Payment Blockage Notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this paragraph), unless the holders of such Designated Senior Debt or the representative of such holders shall have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice will be treated as such in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

         Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

         If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the trustee (s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

         As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

Book-Entry; Delivery and Form

         The certificates representing the Notes will be issued in fully registered form, without coupons. The Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

Global Certificates

         Upon the issuance of the Global Certificate, DTC or its custodian will credit, on its internal system, the respective principal amount of Notes of the individual beneficial interests represented by such Global Certificate to the respective accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Underwriters. Ownership of beneficial interests in the Global Certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

         Conveyance of notices and other communications by DTC to Direct Participants (as defined herein), by Direct Participants to Indirect Participants (as defined herein), and by Direct Participants and Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owners entered the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

         So long as DTC, or its nominee, is the registered owner or holder of the Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Certificate for all purposes under the Indenture and the Notes. No beneficial owner of an interest in the Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

         Payments of the principal of, and interest on, the Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owners thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate of for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, subject to any statutory or regulatory requirements as may be in effect from time to time.

         The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated note for any reason, including to sell Notes to persons in jurisdictions which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Indenture. Once an interest in the Global Certificate is delivered as a certificated Note, such certificated Note may be exchanged for an interest in the Global Certificate.

         The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given direction. However, if there is an Event of Default (as defined) under the Notes, DTC will exchange the Global Certificate for certificated Notes, which it will distribute to its participants.

         DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

         Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Certificate among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Direct or Indirect Participants of their
respective   obligations   under  the  rules  and  procedures   governing  their
operations.

         If DTC is at any time unwilling or unable to continue as a depositary for a Global Certificate and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Notes in exchange for the Global Certificate. The Company also may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the Company will issue certificated Notes in exchange for the Global Certificate.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Transfer and Exchange

         A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered holder of a Note will be treated as the owner of it for all purposes.

Consolidation, Merger and Sale of Assets

         The Indenture provides that the Company will not consolidate with or merge into any other Person or sell, convey, transfer or lease all or substantially all of its properties and assets to any Person, or permit any Person to consolidate with or merge into the Company or sell, convey, transfer or lease all or substantially all of its properties and assets to the Company, unless (a) either the Company shall be the continuing Person or the Person formed by such consolidation or into which the Company is merged or the Person or corporation that acquires all or substantially all of its properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States or any stated thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Notes and performance and observance of each obligation of the Company under the Indenture, (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, (c) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Notes and (d) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture.

Events of Default

         The following are Events of Default under the Indenture with respect to the Notes (even if the event is the failure to do an act which is prohibited by the subordination provisions of the Indenture): (a) failure to pay an interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; (b) failure to pay the principal of (or premium, if any, on) any Note at its Maturity; (c) failure to pay the Redemption Price or the Designated Event Payment when and as due; (d) failure to deposit the Redemption Price or Repurchase Price when and as due; (e) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture continued for 60 days after written notice as provided in the Indenture; (f) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date on which the Notes are first authenticated and issued, which default (a) is caused by a failure to pay principal or interest due on such Indebtedness within the grace period for payment provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (g) one or more judgments or decrees shall be entered against the Company or any Significant Subsidiary involving a liability of $10 million or more in the aggregate and such judgments or decrees shall not have been vacated, discharged, satisfied or stayed pending appeal within 60 days from the date of entry thereof; and (h) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

         If an Event of Default with respect to the Notes shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of all Notes to be due and payable. The Company is required to furnish to the Trustee quarterly statements as to any default in the performance by the Company of its obligations under the Indenture. Under certain circumstances, any declaration of acceleration with respect to the Notes may be rescinded and past defaults may be waived by the holders of a majority of the aggregate principal amount of the outstanding Notes. The Indenture provides that the Trustee shall give notice to the holders of the Notes of any default known to it as provided in the Trust Indenture Act of 1939.

         No holder of any Note will have any right individually to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless (i) the holder previously has given to the Trustee written notice of a continuing Event of Default, (ii) holders of not less than 25%of the aggregate principal amount of the outstanding Notes have made written request to the Trustee to institute a proceeding, (iii) such holder has offered reasonable indemnity to the Trustee, (iv) the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with the request and (v) the Trustee has failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of an premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert the Note in accordance with the Indenture.

Modifications, Amendment and Waivers

         Modifications and amendment of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note, (a) change the Stated Maturity of the principal of, or any installment of interest on such Note, (b) reduce the principal amount of, or premium payable upon redemption, or interest on such Note, (c) modify the conversion or subordination provisions of the Indenture (except to reduce the Conversion Price as permitted), (d) change the place or currency of payment of, or premium, if any, or interest to convert such Note, (e) modify or adversely affect the right to require the Company to repurchase Notes upon a Designated Event, (f) impair the right to institute suit for the enforcement of any such payment on or with respect to such Note, or (g) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

         Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

         The holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding Notes may, on behalf of all holders of Notes, waive any past default under the Indenture with respect to the Notes, except (a) a default in the payment of principal of, or premium, if any, or interest on, the Notes, (b) failure to convert the Notes, or (c) in respect of a provision which under the Indenture cannot be modified or amended without consent of the holder of each outstanding Note.

Payments for Consent

         Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Certain Definitions

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

         "Designated Senior Debt" means any Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $25 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronounce ments of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the date of preparation of a financial statement or the date that a particular action is taken or event occurs.

         "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances, (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitations "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

         "Material Subsidiary" means any Subsidiary of the Company which is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

         "Senior Debt" means the principal of, interest on and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless, in the instrument creating or evidencing or pursuant to which Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business; (b) Indebtedness of the Company to a Subsidiary of the Company; or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

         "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

Governing Law

         The Indenture and Notes will be governed and construed in accordance with the laws of the State of New York without giving effect to such state's conflicts of laws principles.

Information Concerning the Trustee

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act of 1939, as amended, the Company and its Subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business; however, if the Trustee acquires any conflicting interest, as described in the Trust Indenture Act of 1939, as amended, upon the occurrence of an Event of Default, it must eliminate such conflict or resign.


                          DESCRIPTION OF CAPITAL STOCK

Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.01, of which no shares have been issued. Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and the rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any.

Common Stock

         The Company is authorized to issue 35,000,000 shares of Common Stock, par value $.01, of which 15,091,236 were issued and outstanding at September 30, 1996. Holders of Common Stock are entitled to one vote for each share held. Shareholders do not have preemptive rights or the right to cumulate votes for the election of directors. Shares are not subject to redemption nor to any liability for further calls. All shares of Common Stock issued and outstanding are, and all the shares issued on conversion of the Notes offered by the Company hereby when issued will be, validly issued, fully paid and non-assessable. Holders of the Common Stock are entitled to receive dividends as they are declared by the board of directors out of funds legally available therefor and are entitled to participate in the assets of the Company available for distribution in the event of liquidation or dissolution. See "Price Range of Common Stock and Dividend Policy." At September 30, 1996, there were shares, in the aggregate, reserved for issuance under the Company's stock option plans, of which 1,232,646, in the aggregate, were subject to outstanding options. In addition, 41,250 shares were reserved for issuance upon the exercise of outstanding options granted outside the Company's option plans. The Company does not currently have any plans to issue additional shares of Common Stock other than pursuant to its 1990 Stock Compensation Plan, its 1990 Nonqualified Plan, or its Employee Stock Purchase Plan.

Antitakeover Measures

         The board of directors adopted amendments ("Antitakeover Measures") to the Company's bylaws on August 14, 1995, designed to protect shareholders' rights in the event of an acquisition of control by an outsider that does not have the support of the board of directors. The primary amendment classifies the board of directors. Other Antitakeover Measures adopted by the board of directors include supermajority approval by the shareholders for (i) sale of substantially all of the assets of the Company, merger or issuances of stock to certain shareholders unless approved by Continuing Directors (as herein defined); (ii) removal of directors; and (iii) amendment or repeal of Antitakeover Measures. The Antitakeover Measures could result in a denial or reduction to shareholders of potential premiums over market often afforded by tender offers, the ability of management or less than a majority of shareholders to thwart transactions which may be desirable or beneficial to shareholders and increased difficulty to alter management of the Company.

         As amended, the bylaws provide that the board of directors shall consist of seven (7) directors, and the number may be increased or decreased by a majority of the Continuing Directors, provided that the number of directors shall never be less than three (3) nor more than nine (9) members. Under the amended bylaws, at the Annual Meeting held on May 14, 1996, two directors were elected to serve terms expiring at the 1997 Annual Meeting, three directors were elected to serve terms expiring at the 1998 Annual Meeting, and two directors were elected to serve terms expiring at the 1999 Annual Meeting of shareholders. In all cases, the directors will hold office until their respective successors have been duly elected and have qualified. Vacancies occurring on the board of directors may be filled by the board of directors for the unexpired term of the replacement director's predecessor in office. At future annual meetings, each nominee for director that is elected will be elected to serve a three year term.

         The Antitakeover Measures also provide for the affirmative vote of at least sixty-six and two thirds percent (66-2/3%) of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors ("Supermajority Vote") on certain corporate actions. A Supermajority Vote is required to sell, assign or dispose of the Company's assets or to merge with another corporation or entity if such transaction is not approved by a majority of the directors then in office who were directors for the two-year period ending on the date notice of the meeting or written consent is first provided to shareholders (the "Continuing Directors") or to enter into any transaction, including the issuance or transfer of securities of the Company, to any holder of twenty percent (20%) of the outstanding capital stock of the Company. A Supermajority Vote is also required to remove one or more directors or to amend or repeal the provisions that contain Antitakeover Measures in the bylaws adopted by the board of directors.


Transfer Agent

         American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for the Notes.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

         The following summary of the United States federal income and estate tax consequences of investing in the Notes is necessarily general and does not cover all tax issues. It does not take into account foreign, state or local tax consequences or the particular circumstances of any investor. The summary is not intended as a substitute for careful and independent review of the tax consequences of an investment in the Notes by each investor and its professional advisors. Before deciding to invest in the Notes, each prospective investor should consult its own tax advisor concerning the foreign, federal, state, local and other tax laws that may apply to its investment.

         The following summary and opinions of counsel are based upon currently existing United States federal income and estate tax statutes, regulations, interpretative rulings and judicial decisions. Legislative, regulatory or interpretative changes, future court decisions or specific tax treaty provisions may significantly modify the statements made herein or the opinions expressed. Any such changes may or may not be retroactively applied to transactions entered into or completed prior to the change.

         The  opinions  set  forth  below  merely  represent  counsel's  present judgment on the specific issues addressed based on the assumptions, qualifications and conditions described herein. The opinions have no binding effect or legal status of any kind, and the United States Internal Revenue Service ("IRS") or a court may take a position contrary to counsel's opinion.

         As used herein, "United States Holder" means a holder of a Note or Common Stock acquired upon conversion of a Note that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, its territories, possessions or other areas subject to its jurisdiction, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of its source. (Generally, for tax years beginning after December 31, 1996, a trust will be a United States Holder only if (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States fiduciaries have the authority to control all substantial trust decisions.) "Non-United States Holder" means a holder of a Note or Common Stock acquired upon conversion of a Note who is not a United States Holder.

         Subject to the foregoing, in the opinion of Jenkens & Gilchrist, A Professional Corporation, tax counsel to the Company, the following discussion accurately describes (i) the material United States federal income tax consequences of the ownership and disposition of Notes and Common Stock acquired upon conversion of Notes applicable to Non-United States Holders and United States Holders who will acquire and own such Notes and/or Common Stock as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended ("Code") and whose taxable year is a calendar year within the meaning of Section 441 of the Code, and (ii) the United States estate tax consequences of the ownership of Notes and/or Common Stock for individual Non-United States Holders.

United States Holders

Stated Interest

         A United States Holder will be required to report as income for federal income tax purposes interest earned on the Notes in accordance with the holder's method of tax accounting. A United States Holder using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues, while a cash basis United States Holder must include interest in income when cash payments are received (or made available for receipt) by such holder.

Market Discount on Resale of Notes

         The resale of Notes may be affected by the market discount provisions of the Code. These rules generally provide that if a United States Holder purchased such Notes (other than in an original issue) at a market discount equal to at least 0.25% of its stated redemption price at maturity (generally its principal amount) multiplied by the number of complete years from the date of acquisition to maturity, and thereafter recognizes gain upon a disposition (including a gift) of the Notes (or the Common Stock into which they were converted), the lesser of (i) such gain (or appreciation, in the case of a gift), or (ii) the portion of the market discount that accrued while the Notes were held by such holder, will be treated as ordinary interest income at the time of the disposition. For these purposes, (i) market discount means the excess, if any, of the stated redemption price of the Notes at maturity over the basis of the Notes in the hands of such holder immediately after its acquisition, and (ii) market discount accrues ratably from the date of acquisition until the date of maturity unless the holder makes an irrevocable election to accrue market discount under a constant interest rate basis similar to the accrual of interest with respect to original issue discount. The rules also provide that a United States Holder who acquires Notes at a market discount may be required to defer the deduction of all or a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or continued to purchase or carry such Notes until the holder disposes of such Notes in a taxable transaction.

         On or after November , 1999, the Company may redeem the Notes, in whole or in part, prior to maturity. The Code includes a rule for the treatment of market discount on debt instruments where the principal is paid in more than one installment. This rule would apply to a United States Holder if such holder's Notes were redeemed in part. In such an event, the United States Holder would be required to include in gross income (as ordinary income) the lesser of (i) the principal payment or (ii) the accrued market discount. The amount of accrued market discount shall be reduced by such amount included in gross income.

         A United States Holder of Notes acquired at a market discount may elect to include market discount in income as the discount accrues, either on a ratable basis or on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a United States Holder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to (i) the recognition of market discount income on sales and certain other dispositions of such Notes, (ii) the deferral of interest deductions on indebtedness related to such Notes, and (iii) the recognition of market discount income upon the partial redemption of such Notes, would not apply.

Amortizable Bond Premium

         The resale of any Notes may be affected by the bond premium rules of the Code. Generally, if the tax basis of Notes immediately after their purchase exceeds the amount payable at maturity of the Notes, such excess may constitute amortizable bond premium that the United States Holder may elect to amortize under the constant interest rate method over the period from such holder's acquisition date to the Notes' maturity date. In the case of convertible debt, such as the Notes, the amortizable bond premium does not include any premium that is attributable to the conversion feature. In addition, in the case of obligations, such as the Notes, which may be called prior to maturity, the earlier call date is treated as the maturity date, and the amount of bond premium is determined by treating the amount payable on such call date as the amount payable at maturity, if such calculation produces a smaller annual premium deduction than the method described above. If a United States Holder elects to amortize bond premium, if any, on the Notes and is required under the rule described in the preceding sentence to amortize and deduct bond premium by reference to such a call date and the Notes are not redeemed on such date, the remaining unamortized premium will be amortized to a succeeding call date or to maturity in accordance with the foregoing rules.

         An election to amortize bond premium applies to all bonds acquired by the United States Holder at a premium during the year of election and thereafter, unless the IRS consents to a revocation of the election. Amortizable bond premium on a Note is treated as an offset to interest income on the Note and not as a separate deduction, unless otherwise provided in Treasury regulations. Recently proposed Treasury regulations would continue to treat amortizable bond premium only as an offset to interest income on the Note. The Notes' basis must be reduced by any amortizable bond premium applied to reduce interest under this rule. Amortizable bond premium on a Note held by a United States Holder who does not elect to amortize bond premium will decrease the gain or increase the loss otherwise recognized on disposition of a Note or Common Stock into which a Note is converted.

Conversion of Notes into Common Stock

         A United States Holder should not recognize gain or loss on the conversion of the Notes solely into shares of Common Stock, except with respect to cash received either in lieu of a fractional share or with respect to any accrued interest payable on the Notes converted and not subject to a repayment obligation to the Company (see "--Description of Notes - Conversion") and not previously included in income. Any interest accrued on the Notes converted but not payable or recoverable by the Company (see "--Description of Notes - Conversion") should not be included in the income of the holder of such Notes. The holding period of the shares of Common Stock received upon conversion of the Notes will include the period during which the Notes were held (provided the Notes were a capital asset in the hands of the holder prior to the conversion). The holder's aggregate tax basis in the shares of Common Stock received upon conversion of the Notes will be equal to the holder's aggregate tax basis in the Notes exchanged therefor (less a portion thereof allocable to any fractional share). A United States Holder will recognize taxable gain or loss on cash received in lieu of a fractional share of Common Stock in an amount equal to the difference between the amount of cash received and the holder's basis in such fractional share. Such gain or loss should be a capital gain or loss if the fractional share is a capital asset in the hands of the holder.

         If Notes as to which there is accrued market discount are converted into shares of Common Stock, such accrued market discount will carry over to such shares of Common Stock (to the extent that such accrued market discount has not previously been included in the holder's income) and any gain realized upon a subsequent disposition of such shares of Common Stock, to the extent of such accrued market discount, may be taxable as ordinary interest income. See "-- United States Holders--Market Discount on Resale of Notes."

         Certain adjustments (or the failure to make certain adjustments in certain cases) in the conversion price of the Notes made pursuant to the provisions of the Indenture may be deemed taxable distributions to United States Holders pursuant to Section 305 of the Code, whether or not such holders ever exercise their conversion privilege. In addition, the failure to adjust fully the conversion price of the Notes to reflect distributions of any stock dividends with respect to the Common Stock (or rights to acquire Common Stock) may be deemed taxable distributions to the holders of the Common Stock pursuant to Section 305 of the Code. Such deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed under "--United States Holders-Distributions on Common Stock."

Distributions on Common Stock

         Distributions paid on shares of Common Stock or deemed distributions under Section 305 of the Code (see "--United States Holders-Conversion of Notes Into Common Stock") will constitute dividends for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits and will be includible in the income of a United States Holder as ordinary income. Dividends paid or deemed paid to United States Holders that are United States corporations may qualify for a dividends-received deduction.

         To the extent, if any, that such distributions exceed current and accumulated earnings and profits of the Company, such excess will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of Common Stock. Any remaining excess of such distribution will be treated as capital gain.

Disposition of Notes or Common Stock

         In general, United States Holders will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Notes or Common Stock measured by the difference between the amount of cash and the fair market value of property received (except to the extent attributable to the payment of accrued interest which was not previously included in income) and the holder's tax basis in the Notes or Common Stock. In this regard, a United States Holder's tax basis in the Notes generally will equal the basis of the Notes upon issuance to the holder (generally the amount paid for the Notes), increased by the amount of market discount, if any, previously taken into income by the holder or decreased by any bond premium theretofore amortized by the holder with respect to the Notes. The gain on the sale or redemption of the Notes or Common Stock should be long-term capital gain (except as discussed in the second paragraph of "-- United States Holders-Conversion of Notes into Common Stock" and in "-- United States Holders-Market Discount on Resale of Notes") provided the Notes or Common Stock were capital assets in the hands of the holder and had been held for more than the then applicable period (currently one year).

Backup Withholding

         Under the Code, a United States Holder may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments in respect of interest or dividends on the Notes or Common Stock or the gross proceeds from the disposition thereof. This withholding generally applies only if the holder (i) fails to furnish its social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the IRS. United States Holder should consult their tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Prospective purchasers of Notes will be required to complete a Form W-9 in order to provide the required information to the Company. A United States Holder who does not provide the Company with the holder's correct TIN may be subject to penalties imposed by the IRS.

         The Company will report to each United States Holder, and the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the Notes.

Non-United States Holders

Interest

         Payments of principal and interest on the Notes to Non-United States Holders will not be subject to the generally applicable 30% United States federal withholding tax, provided that, in the case of interest, one of the following is satisfied:

         (1) i. the beneficial owner does not actually orconstructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote as described in
                  Section 871(h)(3);

                  ii. the beneficial owner is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

                  iii. the beneficial owner is not a controlled foreign corporation within the meaning of Section 957(a) of the Code that is related to the Company through stock ownership; and

                  iv.      either:

                           (A) the  beneficial  owner of the  Notes  provides  a
                  properly  completed  IRS  Form  W-8  (Certificate  of  Foreign
                  Status) certifying to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address; or

                           (B) a securities clearing organization, bank or other
                  financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), and holds the Notes, provides a properly completed IRS Form W-8 certifying to the Company under penalties of perjury, that a properly completed IRS Form W-8 has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

         (2) the beneficial owner is entitled to an exemption from or reduction of the United States federal withholding tax under an income tax treaty to which the United States is a party and the beneficial owner of the Notes or such owner's agent provides a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate) claiming such exemption or reduction; or

         (3) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Notes or such owner's agent provides a properly completed IRS Form 4224 (Exemption From Withholding of Tax on Income Effectively Connected With the Conduct of a Trade or Business in the United States);

provided that in each such case, none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false.

         Interest on Notes that is effectively connected with the conduct of a trade or business in the United States by a Non-United States Holder, although exempt from withholding tax, may be subject to United States income tax as if such interest was earned by a United States Holder.

         A beneficial owner of the Notes, or, in certain cases, its agent, is required to submit the appropriate IRS Forms described above under applicable procedures to the person through which the owner directly holds the Notes. Each other person through which Notes are held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Notes, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Notes. Applicable procedures include additional certification requirements if a beneficial owner provides an IRS Form W-8 to a financial institution that holds the Notes on its behalf.

         Each Non-United States Holder should be aware that if it does not properly provide the required IRS Form, or if the IRS Form (or, if permissible, a copy of such Form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Notes may be subject to United States withholding tax at a 30% rate. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder's United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to Non-United States Holders. Investors are therefore advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.


Conversion of Notes into Common Stock

         No United States federal income tax will be imposed upon conversion of Notes into shares of Common Stock by a Non-United States Holder except as described below in "-- Non-United States HoldersDisposition of Notes or Common Stock" with respect to the receipt of cash in lieu of fractional shares by certain holders upon conversion of Notes. As described in "--United States
Holders-Conversion of Notes Into Common Stock," certain adjustments to the conversion price of the Notes may be a deemed distribution pursuant to Section 305 of the Code regardless of whether or not the holder exercises its conversion privilege. (See "--Non-United States Holders-Distributions on Common Stock.")

Distributions on Common Stock

         The Company has never paid a cash dividend and does not expect to pay dividends in the foreseeable future with respect to its Common Stock (see "--Price Range of Common Stock and Dividend Policy"). In the event that the Company pays dividends with respect to its Common Stock in the future, Non-United States Holders should consult with their tax advisors regarding the tax consequences of receiving a dividend on Common Stock.

         Certain adjustments to the conversion price of the Notes may be a deemed distribution to NonUnited States Holders (see "--Non-United States Holders-Conversion of Notes Into Common Stock"). The maximum United States withholding tax on such deemed distributions would be 30%. Non-United States Holders should consult with their tax advisors regarding the tax consequences of such a deemed distribution.

Disposition of Notes or Common Stock

         Generally, a Non-United States Holder will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange, redemption or repurchase of Notes or upon the sale, exchange or, generally, redemption of the Company's Common Stock (including any gain representing accrued market discount or attributable to the receipt of cash in lieu of fractional shares upon conversion of the Notes into shares of the Company's Common Stock), unless:

                  (1) such gain is effectively connected with the conduct of a trade or business within the United States by such holder;

                  (2) such holder is an individual who has been present in the United States for at least 183 days during the taxable year of the disposition, the Notes or Common Stock are capital assets and (i) such individual's "tax home" for federal income tax purposes is in the United States or (ii) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or

                  (3) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the Non-United States person owned, directly or pursuant to certain attribution rules at any time during the five-year period ending on the date of disposition, more than 5% of the Company's Common Stock (assuming the Common Stock continues to be regularly traded on an established securities market).

The Company believes that it is currently a United States real property holding corporation.

Estate Tax

         Notes owned by an individual who, at the time of death, is neither a citizen nor domiciliary of the United States will not be subject to United
States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the Notes would not have been effectively connected with a United States trade or business of the individual. Shares of Common Stock owned (or treated as owned) by an individual who, at the time of death, is neither a citizen nor a domiciliary of the United States, will be includible in his or her gross estate for United States federal estate tax purposes and thus may be subject to United States estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

         Under the Code, information reporting requirements will apply to payments of principal and interest on the Notes, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note, and payments of the proceeds of the sale of Common Stock to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal tax returns.

         Information reporting on IRS Form 1099 and backup withholding will not apply to principal or interest payments made on the Notes by the Company or a paying agent to a Non-United States Holder if, in the case of interest, the IRS Form described above in clauses (2) or (3) under "--Non-United States Holders-Interest" has been provided under applicable procedures, or, in the case of interest or principal, the certification described above in clause (1)(iv) under "-- Non-United States Holders-Interest" and a certification that the Non-United States Holder satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

         Payments of the proceeds from the sale of the Notes or Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the NonUnited States Holder certifies that it is a Non-United States Holder under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding. Payments of the proceeds from the sale of the Notes or Common Stock made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding; however, if such broker is (1) a United States person, (2) a controlled foreign corporation, or (3) a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting (but currently not backup withholding, although the issue of whether backup withholding should apply is under consideration by the IRS) unless such broker has documentary evidence in its records that the holder is a Non-United States Holder under penalties of perjury or the holder otherwise establishes an exemption.

         Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the IRS.

         Interest on the Notes that is beneficially owned by a Non-United States Holder will be reported annually by the Company on IRS Form 1042S, which must be filed with the IRS and furnished to such beneficial owner.

Proposed Regulations Relating to Withholding and Information Reporting

         On April 15, 1996, the IRS issued proposed revisions (the "Proposed Regulations") to the Treasury regulations interpreting the withholding tax, information reporting and backup withholding tax rules described above. The
Proposed Regulations would change in some respects the requirements for providing the IRS Forms described above, including (i) requiring Non-U.S. Holders claiming certain exemptions from or reductions of United States withholding tax under an income tax treaty to provide their United States TINs,
(ii) requiring partners of a foreign partnership that is a holder of Notes or Common Stock into which the Notes are converted to provide the required IRS Forms, and (iii) modifying the procedures by which financial intermediaries would provide the required certifications and IRS Forms.

         The Proposed Regulations are not binding before being adopted either as temporary or final Treasury regulations and will not be effective until the date specified in such temporary or final Treasury regulations. The Proposed Regulations are proposed generally to be effective for payments made after December 31, 1997. It is not possible to predict whether, or in what form, the Proposed Regulations ultimately will be adopted.

         The foregoing discussion of certain federal income tax consequences is for general information only and is not tax advice. Accordingly, each purchaser of Notes should consult such purchaser's own tax advisor with respect to the tax consequences to such purchaser, including the tax consequences under state, local, foreign and other tax laws, of the ownership and disposition of the Notes or Common Stock.

                                  UNDERWRITING

         Subject to the terms and conditions set forth in the Underwriting Agreement among the Company and the Underwriters named below (the "Underwriting Agreement"), the Company has agreed to sell to the several Underwriters and the Underwriters have severally agreed to purchase from the Company the principal amounts of the Notes set forth opposite their names below.

Underwriters                                                                         Principal Amount
-------------------------------------------------------------------------------      -----------------
Salomon Brothers Inc...........................................................         $
Oppenheimer & Co., Inc.........................................................
Prudential Securities Incorporated.............................................
Southcoast Capital Corporation.................................................
                                                                                        ------------
         Total.................................................................         $100,000,000

         In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase the entire principal amount of the Notes offered hereby if any Notes are purchased.

         The Company has been advised by the Underwriters that they propose to offer the Notes directly to the public initially at the public offering price set forth on the cover of this Prospectus, and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the public offering price, concession and discount may be changed.

         The Company, its executive officers and directors have agreed that they will not, without the prior written consent of Salomon Brothers Inc, which consent may be given without prior notice, for a period of 90 days after the date of this Prospectus, directly or indirectly, offer to sell, sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any shares of Common Stock, or any right or option to acquire any such shares or securities, except for transactions related to the Company's existing option plans and other employee benefit plans. Sales by the Company to the Underwriters are exempt from such restriction.

         The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus to purchase up to an additional $15,000,000 principal amount of Notes at the initial public offering price less the underwriting discount, solely to cover over-allotments.

         Application will be made to list the Notes on the New York Stock Exchange. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Notes offered hereby; however, they are not obligated to do so. Any market making may be discontinued at any time, and there can be no assurance that an active public market for the Notes will develop.

         The Company has agreed to indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

                                  LEGAL MATTERS

         The validity of the Notes offered hereby and the information contained in "Certain United States Tax Considerations" will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.


                                     EXPERTS

         The audited Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which are incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for earned interests in 1994 as discussed in Note 2 to the Company's Consolidated Financial Statements.

         The reference to the reports of Gruy contained herein with respect to the proved reserves, the estimated future net revenues from such proved reserves, and the discounted present values of such estimated future net revenues, is made in reliance upon the authority of such firm as expert with respect to such matters.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company's Form 10-K as of December 31, 1995, its definitive proxy statement mailed to shareholders in connection with the May 14, 1996, annual shareholders' meeting and its Forms 10-Q for the quarterly periods ended March 31 and June 30, 1996, are incorporated herein by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of the documents referred to above, excluding exhibits thereto. Requests should be made to: John R. Alden, Secretary, Swift Energy Company, 16825 Northchase Drive, Suite 400, Houston, Texas 77060-9968.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Public Accountants.....................................F-2
Consolidated Balance Sheets..................................................F-3
Consolidated Statements of Income............................................F-5
Consolidated Statements of Stockholders' Equity..............................F-6
Consolidated Statements of Cash Flows........................................F-7
Notes to Consolidated Financial Statements...................................F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Swift Energy Company:

         We have audited the accompanying consolidated balance sheets of Swift Energy Company (a Texas corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swift Energy Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the consolidated financial statements, effective January 1, 1994, the Company changed its method of accounting for earned interests.



                                                 ARTHUR ANDERSEN LLP

Houston, Texas
February 19, 1996

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                                December 31,
                                                                       June 30,       -------------------------------
                                                                        1996               1995              1994
                                                                   --------------     -------------     -------------
                                                                     (Unaudited)
ASSETS
Current Assets:
      Cash and cash equivalents................................    $    1,329,439     $   7,574,512     $     985,498
      Accounts receivable--
           Oil and gas sales...................................         6,557,541        14,765,336        12,394,636
           Associated limited partnerships and
                joint ventures.................................         7,804,902        16,108,298        17,899,150
           Joint interest owners...............................         4,018,571         4,044,817         4,335,283
      Producing oil and gas properties held for transfer.......                --                --         3,525,841
      Other current assets.....................................           565,359           887,491            68,010
                                                                   --------------     -------------     -------------
                Total Current Assets...........................        20,275,812        43,380,454        39,208,418
                                                                   --------------     -------------     -------------
Property and Equipment:
      Oil and gas, using full-cost accounting
           Proved properties being amortized...................       155,393,073       132,673,707        93,368,795
           Unproved properties not being amortized.............        25,783,462        20,652,151        14,805,479
                                                                   --------------     -------------     -------------
                                                                      181,176,535       153,325,858       108,174,274
      Furniture, fixtures, and other equipment.................         5,432,891         4,367,719         3,476,695
                                                                   --------------     -------------     -------------
                                                                      186,609,426       157,693,577       111,650,969
Less--Accumulated depreciation, depletion,
      and amortization.........................................       (36,983,303)      (30,169,303)      (21,364,949)
                                                                   --------------     -------------     -------------
                                                                      149,626,123       127,524,274        90,286,020
                                                                   --------------     -------------     -------------
Other Assets:
      Receivables from associated limited partnerships,
           net of current portion..............................         2,211,824         2,332,355         1,916,477
      Limited partnership formation and marketing costs........         1,706,530           858,559         2,991,873
      Deferred charges.........................................         1,097,551         1,157,065         1,269,955
                                                                   --------------     -------------     -------------
                                                                        5,015,905         4,347,979         6,178,305
                                                                   --------------     -------------     -------------
                                                                   $  174,917,840     $ 175,252,707     $ 135,672,743
                                                                   ==============     =============     =============


          See accompanying notes to Consolidated Financial Statements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                                                                                              December 31,
                                                                       June 30,       --------------------------------
                                                                        1996               1995              1994
                                                                   --------------     -------------     --------------
                                                                   (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
      Short-term bank borrowings...............................    $           --     $          --     $   27,229,000
      Accounts payable and accrued liabilities.................         7,154,263        23,075,982          9,516,005
      Payable to associated limited partnerships...............         2,642,931            16,983            637,991
      Undistributed oil and gas revenues.......................         4,503,554        17,040,304         14,962,863
                                                                   --------------     -------------     --------------
           Total Current Liabilities...........................        14,300,748        40,133,269         52,345,859
                                                                   --------------     -------------     --------------

Long-Term Debt.................................................        28,750,000        28,750,000         28,750,000
Bank Borrowings................................................        15,210,000                --                --
Deferred Revenues..............................................         5,225,065         6,063,467          7,827,562
Deferred Income Taxes..........................................         9,737,725         6,960,006          4,622,191
Commitments and Contingencies
Stockholders' Equity:
      Preferred stock, $.01 par value, 5,000,000 shares
           authorized, none outstanding........................                --                --                --
      Common stock, $.01 par value, 35,000,000 shares
           authorized, 12,687,886, 12,509,700, and
           6,685,137 shares issued and outstanding,
           respectively........................................           126,879           125,097             66,851
      Additional paid-in capital...............................        72,719,837        71,133,979         24,885,903
      Retained earnings........................................        28,847,586        22,086,889         17,174,377
                                                                   --------------     -------------     --------------
                                                                      101,694,302        93,345,965         42,127,131
                                                                   --------------     -------------     --------------
                                                                   $  174,917,840     $ 175,252,707     $  135,672,743
                                                                   ==============     =============     ==============


          See accompanying notes to Consolidated Financial Statements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                              Six Months Ended
                                                   June 30,                       Year Ended December 31,
                                          -------------------------    ------------------------------------------
                                              1996          1995          1995            1994           1993
                                          -----------   -----------    -----------   ------------     -----------
                                               (Unaudited)
Revenues:
    Oil and gas sales.................    $20,506,580   $ 9,742,473    $22,527,892   $ 19,802,188     $15,535,671
    Earned interests from limited
       partnerships and joint ventures             --            --             --             --       3,308,623
    Fees from limited partnerships and
       joint ventures.................        160,326       248,083        590,441        701,528         763,347
    Supervision fees..................      2,126,982     1,864,476      3,838,815      3,751,061       3,718,829
    Interest income...................         26,087        18,610        212,329         47,980         201,584
    Other, net........................        926,763       949,856      1,761,568      1,072,535         604,599
                                          -----------   -----------    -----------   ------------     -----------
                                           23,746,738    12,823,498     28,931,045     25,375,292      24,132,653
                                          -----------   -----------    -----------   ------------     -----------
Costs and Expenses:
    General and administrative, net of
       reimbursement..................      2,851,734     2,752,062      5,256,184      5,197,899       5,065,323
    Depreciation, depletion, and
       amortization...................      6,899,922     4,002,438      8,838,657      7,904,801       7,300,967
    Oil and gas production............      3,658,708     3,336,792      6,826,306      5,639,630       4,540,290
    Interest expense, net.............        293,907     1,090,324      1,115,361      1,795,133         597,465
                                          -----------   -----------    -----------   ------------     -----------
                                           13,704,271    11,181,616     22,036,508     20,537,463      17,504,045
                                          -----------   -----------    -----------   ------------     -----------
Income Before Income Taxes............     10,042,467     1,641,882      6,894,537      4,837,829       6,628,608
Provision for Income Taxes............      3,281,770       386,007      1,982,025      1,112,158       1,732,355
                                          -----------   -----------    -----------   ------------     -----------
Income Before Cumulative Effect of
    Change in Accounting Principle....      6,760,697     1,255,875      4,912,512      3,725,671       4,896,253
Cumulative Effect of Change in
    Accounting Principle..............             --            --             --    (16,772,698)             --
                                          -----------   -----------    -----------   ------------     -----------
Net Income (Loss).....................    $ 6,760,697   $ 1,255,875    $ 4,912,512   $(13,047,027)    $ 4,896,253
                                          ===========   ===========    ===========   ============     ===========
Per Share Amounts--
    Primary:
    Income Before Cumulative Effect of
       Change in Accounting Principle.    $      0.54   $      0.19    $      0.54   $       0.56     $      0.74
    Cumulative Effect of Change in
       Accounting Principle...........    $        --   $        --    $        --   $      (2.52)    $        --
                                          -----------   -----------    -----------   ------------     -----------
    Net Income (Loss).................    $      0.54   $      0.19    $      0.54   $      (1.96)    $      0.74
                                          ===========   ===========    ===========   ============     ===========
    Fully Diluted:
    Income Before Cumulative Effect of
       Change in Accounting Principle.    $      0.47   $      0.19    $      0.54   $       0.56     $      0.70
    Cumulative Effect of Change in
       Accounting Principle...........    $        --   $        --    $        --   $      (2.52)    $        --
                                          -----------   -----------    -----------   ------------     -----------
    Net Income (Loss).................    $      0.47   $       .19    $      0.54   $      (1.96)    $      0.70
                                          ===========   ===========    ===========   ============     ===========
Weighted Average Shares Outstanding...     12,585,921     6,706,492      9,122,857      6,644,248       6,588,076
Pro forma amounts assuming change in
    accounting for earned interests is
    applied retroactively (see Note 2) -
    Net Income........................                                               $   3,725,671    $ 4,322,478
    Per Share Amounts -
       Primary........................                                               $        0.56    $      0.66
       Fully Diluted..................                                               $        0.56    $      0.63

          See accompanying notes to Consolidated Financial Statements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Additional
                                                           Common          Paid-in           Retained
                                                          Stock(1)         Capital           Earnings              Total
                                                         ----------     --------------    --------------       --------------
Balance, December 31, 1992.........................       $ 59,686       $ 17,227,567      $ 31,994,033         $ 49,281,286
      Stock issued for benefit plans (19,096
           shares).................................            191            170,059                --              170,250
      Stock options exercised (13,400
           shares).................................            134            117,791                --              117,925
      Net income...................................             --                 --         4,896,253            4,896,253
                                                          --------       ------------      ------------         ------------

Balance, December 31, 1993.........................       $ 60,011       $ 17,515,417      $ 36,890,286         $ 54,465,714
      Stock issued for benefit plans (26,488
           shares).................................            265            271,176                --              271,441
      Stock options exercised (21,472
           shares).................................            214            176,808                --              177,022
      Employee stock purchase plan (29,840
           shares).................................            298            259,683                --              259,981
      10% stock dividend (606,262 shares)..........          6,063          6,662,819        (6,668,882)                  --
      Net loss.....................................             --                 --       (13,047,027)         (13,047,027)
                                                          --------       ------------      ------------         ------------

Balance, December 31, 1994.........................       $ 66,851 $       24,885,903      $ 17,174,377         $ 42,127,131
      Stock issued for benefit plans (31,113
           shares).................................            311            283,463                --              283,774
      Stock options exercised (5,761 shares).......             58             33,736                --               33,794
      Employee stock purchase plan (37,689
           shares).................................            377            289,465                --              289,842
      Stock issued in public offering
           (5,750,000 shares)......................         57,500         45,641,412                --           45,698,912
      Net income...................................             --                 --          4,912,512           4,912,512
                                                          --------       ------------      -------------        ------------

Balance, December 31, 1995.........................       $125,097       $ 71,133,979      $  22,086,889        $ 93,345,965
      Stock issue for benefit plans (30,014
           shares)(2)..............................            300            358,109                 --             358,409
      Stock options exercised (111,785
           shares)(2)..............................          1,118            955,571                 --             956,689
      Employee stock purchase plan (36,387
           shares)(2)..............................            364            272,178                 --             272,542
      Net income(2)................................             --                 --          6,760,697           6,760,697
                                                          --------       ------------      -------------        ------------
Balance, June 30, 1996(2)..........................       $126,879       $ 72,719,837      $  28,847,586        $101,694,302
                                                          ========       ============      =============        ============

(1)      $.01 par value.
(2)      Unaudited.

          See accompanying notes to Consolidated Financial Statements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Six Months Ended
                                                   June 30,                     Year Ended December 31,
                                         --------------------------    ------------------------------------------
                                              1996          1995           1995          1994            1993
                                          ------------  -----------    ------------  ------------     -----------
                                                 (Unaudited)
Cash Flows from Operating Activities:
   Net income (loss)..................... $  6,760,697  $ 1,255,875    $  4,912,512  $(13,047,027)    $ 4,896,253
   Adjustments to reconcile net
      income to net cash provided
      by operating activities--
      Depreciation, depletion, and
         amortization....................    6,899,922    4,002,438       8,838,657     7,904,801       7,300,967
      Deferred income taxes..............    2,731,551      307,032       2,326,162       963,324       1,199,057
      Earned interests from limited
         partnerships and joint
         ventures........................           --           --              --            --      (3,308,623)
      Deferred revenue
         amortization related to
         production payment..............     (849,187)    (910,532)     (1,787,974)   (1,993,863)     (2,304,080)
      Cumulative effect of change
         in accounting principle.........           --           --              --    16,772,698              --
      Other..............................       59,514       55,446         112,890       105,180          49,865
      Change in assets and
         liabilities--
      (Increase) decrease in
         accounts receivable.............     (841,577)      24,074        (488,599)     (762,789)       (412,960)
      Increase (decrease) in
         accounts payable and
         accrued liabilities,
         excluding income taxes
         payable.........................     (345,144)      36,416       1,074,532       142,883         110,324
      Increase (decrease) in
         income taxes payable............      487,988       39,182        (611,717)      309,307        (292,463)
                                          ------------  -----------    ------------  ------------     -----------
         Net Cash Provided by
           Operating Activities..........   14,903,764    4,809,931      14,376,463    10,394,514       7,238,340
                                          ------------  -----------    ------------  ------------     -----------
Cash Flows from Investing Activities:
   Additions to property and
      equipment..........................  (29,968,034) (12,572,148)    (40,032,944)  (34,531,180)    (24,229,103)
   Proceeds from the sale of
      property and equipment.............    1,052,185           --         230,242       861,073         157,972
   Net cash received (distributed) as
      operator of oil and gas
      properties.........................  (16,411,758)  (2,788,663)      7,662,419      (229,351)     (2,556,483)
   Property acquisition costs
      (incurred on behalf of)
      reimbursed by partnerships and
      joint ventures.....................    8,423,927    6,818,529       5,316,693    (1,408,031)    (10,252,142)
   Limited partnership formation and
      marketing costs....................     (847,971)          --              --            --        (103,871)
   Prepaid drilling costs................     (119,688)     (70,233)             --            --      (1,100,076)
   Other.................................      (75,138)       2,380         (41,181)      (25,320)        (98,437)
                                          ------------  -----------    ------------  ------------     -----------
         Net Cash Used in
           Investing Activities..........  (37,946,477)  (8,610,135)    (26,864,771)  (35,332,809)    (38,182,140)
                                          ------------  -----------    ------------  ------------     -----------

          See accompanying notes to Consolidated Financial Statements.

                                               Six Months Ended
                                                   June 30,                     Year Ended December 31,
                                         --------------------------    ------------------------------------------
                                              1996          1995           1995          1994            1993
                                          ------------  -----------    ------------  ------------     -----------
                                                 (Unaudited)
Cash Flows from Financing Activities:
   Proceeds from long-term debt..........           --           --              --            --      28,750,000
   Net proceeds from (payments of)
      bank borrowings....................   15,210,000    4,071,000     (27,229,000)   24,579,000       2,650,000
   Net proceeds from issuances of
      common stock.......................    1,587,640      592,570      46,306,322       708,444         288,175
   Payments of debt issuance costs.......           --           --              --            --      (1,425,000)
                                          ------------  -----------    ------------  ------------     -----------
         Net Cash Provided by
           Financing Activities..........   16,797,640    4,663,570      19,077,322    25,287,444      30,263,175
                                          ------------  -----------    ------------  ------------     -----------
Net Increase (Decrease) in Cash and
   Cash Equivalents...................... $ (6,245,073) $   863,366    $  6,589,014  $    349,149     $  (680,625)
                                          ------------  -----------    ------------  ------------     -----------
Cash and Cash Equivalents at
   Beginning of Period...................    7,574,512      985,498         985,498       636,349       1,316,974
                                          ------------  -----------    ------------  ------------     -----------
Cash and Cash Equivalents at End of
   Period................................ $  1,329,439 $  1,848,864    $  7,574,512  $    985,498     $   636,349
                                          ============ ============    ============  ============     ===========
Supplemental Disclosures of Cash
Flow Information:
Cash paid during period for interest,
   net of amounts capitalized............ $    234,392  $ 1,035,012    $     68,097  $  1,691,400     $   605,063
Cash paid during period for income
   taxes................................. $     78,873  $    49,793    $    277,580  $     97,200     $   756,761


          See accompanying notes to Consolidated Financial Statements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Including Notes Applicable to Unaudited Periods)

1.       Summary of Significant Accounting Policies

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Swift Energy Company (Swift) and its wholly owned subsidiaries (collectively referred to as the "Company"), which is engaged in the acquisition, development, operation, and exploration of oil and natural gas properties, with particular emphasis on U.S. onshore natural gas reserves. The Company also has oil and gas investments in Russia, Venezuela, and New Zealand. The Company's investments in associated oil and gas partnerships and its joint ventures are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of each entity's assets, liabilities, revenues, and expenses is included in the appropriate classifications in the consolidated financial statements. Intercompany balances and transactions have been eliminated in preparing the consolidated statements. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Unaudited Interim Consolidated Financial Statements and Notes

         The interim consolidated financial statements as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 and notes thereto are unaudited. In the opinion of management, these interim financial statements include all adjustments necessary for a fair presentation and all such adjustments are of a normal recurring nature. Results of the interim periods are not necessarily indicative of the results for the entire year.

Property and Equipment

         The Company follows the "full-cost" method of accounting for oil and gas property and equipment costs. Under this method of accounting, all productive and nonproductive costs incurred in the acquisition, exploration, and development of oil and gas reserves are capitalized. Such costs include lease acquisitions, geological and geophysical services, drilling, completion, equipment, and certain general and administrative costs directly associated with acquisition, exploration, and development activities. General and administrative costs related to production and general overhead are expensed as incurred. No gains or losses are recognized upon the sale or disposition of oil and gas properties, except in transactions that involve a significant amount of reserves. The proceeds from the sale of oil and gas properties are generally treated as a reduction of oil and gas property costs. Fees from associated oil and gas exploration and development limited partnerships are credited to oil and

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


gas property costs to the extent they do not represent reimbursement of general and administrative expenses currently charged to expense.

         Future development, site restoration, and dismantlement and abandonment costs, net of salvage values, are estimated on a property-by-property basis based on current economic conditions and are amortized to expense as the Company's capitalized oil and gas property costs are amortized. The Company's properties are all onshore and historically the salvage value of the tangible equipment offsets the Company's site restoration and dismantlement and abandonment costs. The Company expects this relationship will continue.

         The Company computes the provision for depreciation, depletion, and amortization of oil and gas properties on the unit-of-production method. Under this method, the Company computes the provision by multiplying the total unamortized costs of oil and gas properties--including future development, site restoration, and dismantlement and abandonment costs but excluding costs of unproved properties--by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. The cost of unproved properties not being amortized is assessed quarterly to determine whether the value has been impaired below the capitalized cost. Any impairment assessed is added to the cost of proved properties being amortized.

         At the end of each quarterly reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("Ceiling Limitation").

         The calculation of the Ceiling Limitation and provision for depreciation, depletion, and amortization is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

         All other equipment is depreciated by the straight-line method at rates based on the estimated useful lives of the property. Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

Deferred Charges

         Legal and accounting fees, underwriting fees, printing costs, and other direct expenses associated with the issuance of the Company's Convertible Subordinated Debentures (the "Debentures") in June 1993 have been capitalized

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

and through this period, June 30, 1996, were being amortized over the life of the Debentures, which matured on June 30, 2003. Due to the conversion of the Debentures to common stock in August 1996, as discussed below, related unamortized costs will be transferred to the Company's appropriate capital accounts in the third quarter of 1996. At June 30, 1996, the balance of these unamortized costs, net of accumulated amortization, was $1,097,551.

Limited Partnerships and Joint Ventures

         Between 1991 and 1995, the Company formed limited partnerships and joint ventures for the purpose of acquiring interests in producing oil and gas properties and, since 1993, partnerships engaged in drilling for oil and gas reserves. The Company serves as managing general partner or manager of these entities. The Company's investments in associated oil and gas partnerships and its joint ventures are accounted for using the proportionate consolidation method, whereby the Company's proportionate share of each entity's assets, liabilities, revenues, and expenses is included in the appropriate classifications in the consolidated financial statements. Because the Company serves as the general partners of these entities, under state partnership law it is contingently liable for the liabilities of these partnerships, which liabilities are not material for any of the periods presented in relation to the partnerships' respective assets. These partnerships' liabilities generally consist of third party borrowings from time to time to fund capital expenditures for development of oil and gas properties, which borrowings are to be repaid from oil and gas sales proceeds of the partnerships in future periods.

         Under the Swift Depositary Interests limited partnership offering ("SDI Offering"), which commenced in March 1991 and concluded in December 1995, the Company received a reimbursement of certain costs and a fee, both payable out of revenues. The Company bore all front-end costs of the offering and partnership formations for which it received an interest in the partnerships. Upon the Company's decision to conclude the SDI offering at the end of 1995, the remaining limited partnership formation and marketing costs related to the SDI offering (approximately $1,750,000) were accordingly transferred to the oil and gas properties account.

         Commencing September 15, 1993, the Company began offering, on a private placement basis, general and limited partnership interests in limited partnerships to be formed to drill for oil and gas. As managing general partner, the Company pays for all front-end costs incurred in connection with these offerings, for which the Company receives an interest in the partnerships. Through June 30, 1996, approximately $19,900,000 had been raised in five partnerships, one closed in each of 1993 and 1994, and three of which were formed in 1995. In July 1996, the Company closed the sixth partnership with total subscriptions of approximately $4,900,000 and in September 1996, the seventh partnership with total subscriptions of approximately $10,000,000. Costs of syndication, registration, and qualification of these limited partnerships incurred by the Company have been deferred. Under the current private limited partnership offerings, selling and formation costs borne by the Company serve as the Company's general partner contribution to such partnerships. The Company anticipates formation of one additional partnership in 1996.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

Hedging Activities

         The Company's revenues are primarily the result of sales of its oil and natural gas production. Market prices of oil and natural gas may fluctuate and adversely affect operating results. To mitigate some of this risk, the Company does engage periodically in certain limited hedging activities, but only to the extent of buying protection price floors for portions of its and the limited partnerships' oil and gas production. Costs and/or benefits derived from these price floors are accordingly recorded as a reduction or increase in oil and gas sales revenue and was not significant for any period presented.

Income (Loss) Per Share

         Primary income (loss) per share has been computed using the weighted average number of common shares outstanding during the respective periods. Stock options and warrants outstanding do not have a dilutive effect on primary income
(loss) per share. The Company's Convertible Subordinated Debentures are not common stock equivalents for the purpose of computing primary income (loss) per share.

         Primary income (loss) per share has been retroactively restated in all periods presented to give recognition to an equivalent change in capital structure as a result of a 10% stock dividend. On September 6, 1994, the Company declared a 10% stock dividend to shareholders of record on September 19, 1994, which was distributed on September 29, 1994, resulting in an additional 606,262 shares being issued.

         The calculation of fully diluted income (loss) per share assumes conversion of the Company's Convertible Subordinated Debentures as of the beginning of the period and the elimination of the related after-tax interest expense and assumes, as of the beginning of the period, exercise (using the treasury stock method) of stock options and warrants. The conversion price of the Convertible Subordinated Debentures was revised to reflect the 10% stock dividend declared September 6, 1994. The original conversion price was $13.50 per common share and the revised conversion price per common share is $12.27. Fully diluted income (loss) per share has also been retroactively restated for all periods presented to give effect to the resulting conversion price revision stemming from the 10% stock dividend. The weighted average number of shares used in the computation of fully diluted per share amounts were 11,671,243, 9,053,736, and 7,797,660 for the respective years ended December 31, 1995, 1994, and 1993, and 15,360,070 for the respective six-month period ended June 30, 1996. During the first half of 1995, such amount was antidilutive.

Income Taxes

         The Company accounts for Income Taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

Deferred Revenues

         In May 1992, as discussed in Note 9 "Oil and Gas Producing Activities," the Company purchased interests in certain wells using funds provided by the Company's sale of a volumetric production payment in these properties. Under the terms of the production payment agreement, the Company continues to own the properties purchased but is required to deliver a minimum quantity of hydrocarbons produced from the properties (meeting certain quality and heating equivalent requirements) over a specified period. Since entering into this agreement, the Company has met all scheduled deliveries. Net proceeds from the sale of the production payment were recorded as deferred revenues. Deliveries under the production payment agreement are recorded as oil and gas sales revenues and a corresponding reduction of deferred revenues.

Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Vulnerability Due to Certain Concentrations

         The Company extends credit to various companies in the oil and gas industry which results in a concentration of credit risk. The concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. However, the Company believes that the risk is mitigated by the size, reputation, and nature of the companies to which the Company extends credit.

         Only one single oil or gas purchaser accounted for 10% or more of the Company's consolidated revenues during the year ended December 31, 1995, with that purchaser accounting for approximately 12%. The Company does not believe that the loss of any single oil and gas purchaser or contract would materially affect its sales.

Fair Value of Financial Instruments

         The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The fair value of long-term debt was determined based upon interest rates currently available to the Company for borrowings with

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

similar terms. The fair value of long-term debt approximates the carrying amount as of December 31, 1995.

2.       Change in Accounting Principle

         In the fourth quarter of 1994, the Company changed its revenue recognition policy for earned interests, effective January 1, 1994. Under the Company's current method of accounting for earned interests, such amounts will not be recognized as income, thereby reducing the Company's investment in oil and gas property. This change was made as the result of a transition in the Company's current business activities and changes in the oil and gas limited partnership syndication markets. The Company feels the change in policy results in more comparable financial statements in relation to its current business focus and in comparison to its current peers and competitors in the oil and gas exploration and production industry.

         The effect of the change was to increase 1994 income before cumulative effect of change in accounting principle by approximately $1,047,000 or $.16 per share. This increase was a result of the decrease in current year depletion expense more than offsetting the decrease in revenues as a result of not recognizing earned interests. The cumulative effect of this change in accounting principle resulted in a downward adjustment to earnings of $16,772,698 or $2.52 per share (after reduction for income taxes of $8,640,481), to retroactively apply the new method, thereby reducing net income in 1994. See Note 9 to the Company's financial statements for the effect this change had on oil and gas properties and accumulated depreciation, depletion, and amortization. The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application, had the new method been in effect during the periods presented.

3.       Provision for Income Taxes

         The Omnibus Budget Reconciliation Act of 1993 (the "Act") was enacted on August 10, 1993. The Act contains several changes to federal income tax provisions, including an increase in the highest corporate tax rate from 34% to 35%, for companies with taxable income in excess of $10,000,000. The effect of the Act on income tax expense for the year ended December 31, 1993, and the Company's net deferred tax liability was not material.

         The following is an analysis of the consolidated income tax provision:

                                                                                Year Ended December 31,
                                                                         1995               1994               1993
                                                                    -------------       ------------        -----------
Current.......................................................      $   (344,137)       $    148,834        $   533,298
Deferred......................................................         2,326,162             963,324          1,199,057
                                                                    ------------        ------------        -----------
Total.........................................................      $  1,982,025        $  1,112,158        $ 1,732,355
                                                                    ============        ============        ===========

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


         There are differences between income taxes computed using the statutory rate (34% for 1995, 1994, and 1993) and the Company's effective income tax rates (28.7%, 23.0%, and 26.1% for 1995, 1994, and 1993, respectively), primarily as the result of certain tax credits available to the Company.

         Reconciliations of income taxes computed using the statutory rate to the effective income tax rates are as follows:


                                                                        1995               1994               1993
                                                                    ------------        -----------        -----------
Income taxes computed at federal statutory rate...............      $  2,344,143        $ 1,644,862        $ 2,253,727
State tax provisions, net of federal benefits.................            84,202             46,525            149,002
Nonconventional fuel source credit............................          (370,000)          (435,016)          (553,651)
Depletion deductions in excess of basis.......................           (34,000)           (30,895)           (98,596)
Other, net....................................................           (42,320)          (113,318)           (18,127)
                                                                    ------------        -----------        -----------
Provision for income taxes....................................      $  1,982,025        $ 1,112,158        $ 1,732,355
                                                                    ============        ===========        ===========

         The tax effects of significant temporary differences representing the net deferred tax liability at December 31, 1995, 1994, and 1993 were as follows:

                                                                      1995               1994               1993
                                                               ------------------ ------------------ -----------
Deferred tax assets:
     Alternative minimum tax credits..........................      $   1,372,978       $    900,562        $   786,774
     Other....................................................            115,332              7,112            231,292
                                                                    -------------       ------------        ----------
         Total deferred tax assets............................      $   1,488,310       $    907,674        $ 1,018,066
Deferred tax liabilities:
     Oil and gas properties...................................      $   7,682,701       $  4,811,886        $12,576,208
     Other....................................................            650,283            614,300            637,527
                                                                    -------------       ------------        -----------
         Total deferred tax liabilities.......................      $   8,332,984       $  5,426,186        $13,213,735
                                                                    -------------       ------------        -----------
Net deferred tax liability(1).................................          6,844,674       $  4,518,512        $12,195,669
                                                                    =============       ============        ===========

(1) This amount includes a current deferred tax asset amounts of $115,332, $103,679, and $96,567 for 1995, 1994, and 1993, respectively.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

         The Company did not record any valuation allowances against deferred tax assets at December 31, 1995, 1994, and 1993.

         At December 31, 1995, the Company had an alternative minimum tax carryforward of $1,372,978 indefinitely available to reduce future regular tax liability to the extent it exceeds the related tentative minimum tax otherwise due.

4.       Bank Borrowings

         The Company had available, through a two-bank group, a revolving line of credit of $35,000,000 at the end of 1995 and $29,000,000 at the end of 1994 bearing interest at the bank's base rate plus 0.5% (9% at both December 31, 1995, and at December 31, 1994), secured by the Company's interests in certain oil and gas properties and general partner interests. This facility also allows, at the Company's option, draws which bear interest for specific periods at the London Interbank Offered Rate ("LIBOR") plus 2.25%. There was no outstanding balance under this line of credit at December 31, 1995. At December 31, 1994, $14,000,000 of the $18,600,000 outstanding was at the LIBOR plus 2.25% rates (7.875% on $3,000,000, 8.1875% on $6,000,000, and 8.5% on $5,000,000). The
outstanding amount under this facility at December 31, 1994 ($18,600,000) was borrowed primarily to fund the advance purchase of producing properties on behalf of affiliated partnerships and/or joint ventures to be subsequently reimbursed and to fund the Company's working capital and capital expenditures needs.

         Effective April 30, 1996, this credit agreement was restated. The facility was increased to $100,000,000 and is now unsecured. The available borrowing base currently is $30,000,000 at September 30, 1995 and will be redetermined periodically. Depending on the level of outstanding debt, the interest rate currently will be either the bank's base rate or the bank's base rate plus 0.25% (8.25% at June 30, 1996). This facility also allows, at the Company's option, draws which bear interest for specific periods at the London Interbank Offered Rate ("LIBOR"). The LIBOR option will now vary from plus 1% to plus 1.5%. At June 30, 1996, $9,000,000 was outstanding under this line, all bearing interest at the LIBOR rates ($7,000,000 at the rate of 6.4375% and $2,000,000 at the rate of 6.5313%). The outstanding amount under this facility at June 30, 1996 was borrowed primarily to fund the Company's working capital and capital expenditures needs. The restated revolving line of credit extends through September 30, 1999, and accordingly is classified on the balance sheet as a long-term liability.

         The terms of the revolving line of credit include, among other restrictions, a limitation on the level of cash dividends (not to exceed $2,000,000 in any fiscal year), requirements as to maintenance of certain minimum financial ratios (principally pertaining to working capital, debt, and equity ratios) and limitations on incurring other debt. Since inception, no cash dividends have been declared on the Company's common stock. The Company presently intends to continue a policy of using retained earnings for expansion of its business. For all periods presented, the Company was in compliance with the provisions of these agreements.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

         The Company's second credit line was an Acquisition Advance Agreement with the same two-bank group, bearing interest at the greater of (a) the bank's base rate plus 1% or (b) the Federal Funds rate plus 1.5%, to be secured by producing oil and gas properties acquired and held for transfer. At December 31, 1994, $3,629,000 had been borrowed under this agreement to fund the advance purchase of producing properties on behalf of affiliated partnerships and/or joint ventures to be subsequently reimbursed. This credit agreement expired June 15, 1995.

         The Company's third credit facility is an amended and restated revolving line of credit with the lead bank for $5,000,000, bearing interest at the bank's base rate (8.5% at both December 31, 1995, and at December 31, 1994), secured by certain Company receivables. There were no outstanding amounts under this facility at December 31, 1995. At December 31, 1994, $5,000,000 was outstanding under this facility. This facility, effective April 30, 1996, was amended to $7,000,000 (from $5,000,000), with interest at the bank's base rate less 0.25% (8% at June 30, 1996). At June 30, 1996, $6,210,000 was outstanding under this facility. This restated credit facility extends through September 30, 1999, and is also recorded as a long-term liability.

         In addition to interest on these credit facilities, the Company pays a commitment fee to compensate the banks for making funds available. The fee on the revolving line of credit is calculated on the average daily remainder, if any, of the commitment amount less the aggregate principal amounts outstanding, plus the amount of all letters of credit outstanding during the period. The fee on the Acquisition Advance Agreement was 0.5% of the amount of the advance. The aggregate amounts of commitment fees paid by the Company were $102,000 for the first six months of 1996, $154,000 in 1995, and $150,000 in 1994.

5.       Long-Term Debt

         In the periods covered by this report, the Company's long-term debt consisted of $28,750,000 of 6.5% Convertible Subordinated Debentures ("Debentures"). The Debentures were issued on June 30, 1993, with a maturity date of June 30, 2003 under terms making them convertible into common stock of the Company by the holders at any time prior to maturity at a conversion price of $12.27 per share, subject to adjustment upon the occurrence of certain events. Interest on the Debentures has been payable semiannually on June 30 and December 31, commencing with the payment made at December 31, 1993. The Debentures become redeemable for cash at the option of the Company after June 30, 1996 at 104.55% of principal, declining to 100.65% in 2002.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)

         Interest expense on the Debentures, including amortization of debt issuance costs, totaled $993,890 for the six-month period ending June 30, 1996, $1,981,639 for 1995, $1,973,931 for 1994, and $984,239 for 1993.

Subsequent Event (unaudited)

         On July 1, 1996, the Company announced the redemption on August 5, 1996 of all the Debentures at 104.55% of their face amount, plus accrued interest since June 30, 1996. The Debentures continued to be convertible into shares of common stock at $12.27 per share through August 5, 1996. Prior to the redemption date, all the debenture holders elected to convert their Debentures into shares of common stock, resulting in the Company issuing 2.34 million shares of its common stock in August 1996.

         Due to the Debentures being converted to common stock, the approximate $27,650,000 net carrying amount of the debt (the face amount less any unamortized deferred charges) will be transferred to the Company's appropriate capital accounts during the third quarter of 1996.

6.       Commitments and Contingencies

         Total rental and lease expenses charged to earnings before reimbursements were $998,714 in 1995, $1,159,673 in 1994, and $1,155,564 in
1993. The Company's remaining minimum annual obligations under non-cancelable operating lease commitments are $1,016,616 for 1996, $1,083,830 for 1997, $1,159,185 for 1998, $1,207,707 for 1999, and $1,201,448 for 2000.

         As of June 30, 1996, the Company is the managing general partner of 103 limited partnerships. Because the Company serves as the general partner of these entities, under state partnership law it is contingently liable for the liabilities of these partnerships, which liabilities are not material for any of the periods presented in relation to the partnerships' respective assets. These partnership liabilities generally consist of third party borrowings from time to time to fund capital expenditures for development of oil and gas properties, and will be repaid from oil and gas sales proceeds of the partnerships in future periods.

         In the ordinary course of business, the Company has been party to various legal actions, which arise primarily from its activities as operator of oil and gas wells. In management's opinion, the outcome of any such currently pending actions will not have a material adverse effect on the financial position or results of operations of the Company.

7.       Stockholders' Equity

Common Stock

         On September 6, 1994, the Company declared a 10% stock dividend to shareholders of record on September 19, 1994, which was distributed on September 29, 1994. The transaction was valued based on the closing price ($11.00) of the Company's common stock on the New York Stock Exchange on September 6, 1994. As a

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


result of the issuance of 606,262 shares of the Company's common stock as a dividend, retained earnings were reduced by $6,668,882, with the common stock and additional paid-in capital accounts increased by the same amount. Primary and fully diluted income (loss) per share was restated for all periods presented to reflect the effect of the stock dividend.

         During the third quarter of 1995, the Company closed the sale to the public of 5,750,000 shares of common stock at a price of $8.50 per share. Net proceeds from this offering were $45,698,912 and were used to repay outstanding indebtedness, with the remaining proceeds being used to finance the Company's exploration and development activities, and to acquire producing oil and gas properties, including limited partnership interests.

Stock Options and Warrants

         The Company has an employee option plan under which incentive stock options and other options and awards may be granted to employees to purchase shares of common stock and a nonqualified stock option plan under which non-employee members of the Company's Board of Directors may be granted options to purchase shares of common stock. The plans provide that the exercise prices equal 100% of the fair value of the common stock on the date of grant. Options become exercisable for 20% of the shares on the first anniversary of the grant of the option and are exercisable for an additional 20% per year thereafter. Options granted expire 10 years after the date of grant or earlier in the event of the optionee's separation from employment. No accounting entries are required until the stock options are exercised, at which time the option price is credited to the common stock and additional paid-in capital accounts. The effect of the 10% stock dividend increased the number of shares and decreased the price according to the respective agreements.

         The following is a summary of stock options under these plans:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


                                                                                 Year Ended December 31,
                                                                        -------------------------------------------
                                                                             1995                          1994
                                                                        --------------                 ------------
Options outstanding, beginning of period......................               1,166,920                      899,650
Options granted...............................................                 227,502                      202,760
Options terminated............................................                 (80,270)                     (20,658)
Options exercised.............................................                  (5,761)                     (21,472)
Options adjusted for stock dividend...........................                      --                      106,640
                                                                           -----------                  -----------
Options outstanding, end of period............................               1,308,391                    1,166,920
                                                                           ===========                  ===========
Options exercisable, end of period............................                 722,627                      546,172
                                                                           ===========                  ===========
Options available for future grant, end of period.............                 343,344                      498,909
                                                                           ===========                  ===========
Option price range:...........................................
         Options granted......................................          $7.045-- $10.114               $9.091-- $10.25
         Options terminated...................................          $7.045-- $10.114               $7.045-- $12.386
         Options exercised....................................          $7.045-- $10.114               $7.045-- $9.773
         Options outstanding, end of period...................          $5.455-- $12.386               $5.455-- $12.386


         The Company also has granted certain stock options to individuals who are neither employees, officers, nor directors, for specific services rendered to the Company. At December 31, 1995, the only outstanding options under this plan were granted in 1991 covering 68,750 shares at $9.773 (after adjustment for the September 1994 stock dividend). During the three years ended December 31, 1995, the only other activity has been the cancellation of 5,350 option shares in 1993.

         The Company also has a plan which provides eligible employees the opportunity to acquire shares of Company common stock at a discount through payroll deductions. This plan was approved at the May 11, 1993, shareholders meeting. The plan year is from June 1 to the following May 31. The first year of the plan commenced June 1, 1993. Employees may authorize payroll deductions of up to 10% of their base salary during the plan year by making an election to participate prior to the start of a plan year. The purchase price for stock acquired under the plan will be 85% of the lower of the closing price of the Company's common stock as quoted on the New York Stock Exchange at the beginning or end of the plan year or a date during the year chosen by the participant. The Company issued 37,689 and 29,840 shares under this plan at a range of prices of $6.80 to $7.92 and a price of $8.71 during 1995 and 1994, respectively. As of December 31, 1995, there were 479,487 shares available for issuance under this plan. There are no charges or credits to income in connection with this plan.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


         In October 1995 the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 defines a fair value-based method of accounting for stock options or similar equity instruments, but allows companies to continue to measure compensation cost using the intrinsic value-based method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under the fair value-based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period (generally, the vesting period). Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the date of grant over the exercise price.

         Under the provisions of SFAS No. 123, a company may elect to measure compensation cost associated with its stock option and similar plans as a component of compensation expense in its statement of operations. Companies may also elect to continue to measure compensation cost under the provisions of APB No. 25. Companies which elect to continue measurement under APB No. 25 are required to provide pro forma disclosure in the notes to financial statements reflecting the difference, if any, between compensation cost included in net income and the cost if the fair value-based method were used including effects on earnings per share. Since the inception of the Option Plan, the Company has not recognized any compensation cost related to grants of stock options. The disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995. At this time, the Company does not expect to adopt the fair value-based method of accounting for its stock option plans and, accordingly, adoption of this statement will have no impact on the Company's results of operations.

8.       Related-Party Transactions

         The Company is the operator of a substantial number of properties owned by its affiliated limited partnerships and joint ventures and accordingly charges these entities and third party joint interest owners operating fees. The Company is also reimbursed for direct, administrative, and overhead costs incurred in conducting the business of the limited partnerships, which totaled approximately $4,800,000, $4,400,000, and $4,200,000, in 1995, 1994, and 1993,
respectively. The Company was also reimbursed by the limited partnerships and joint ventures for costs incurred in the screening, evaluation, and acquisition of producing oil and gas properties on their behalf. Such costs totaled approximately $600,000, $1,400,000, and $2,500,000 in 1995, 1994, and 1993,
respectively.

9.       Oil and Gas Producing Activities

Capitalized Costs

         The following table presents the Company's aggregate capitalized costs relating to oil and gas producing activities and the related depreciation, depletion, and amortization:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


                                                                                         December 31,
                                                                               --------------------------------
                                                                                   1995                1994
                                                                               -------------      -------------
Oil and Gas Properties:
         Proved........................................................        $ 132,673,707      $  93,368,795 (1)
         Unproved (not being amortized)................................           20,652,151         14,805,479
                                                                               -------------      -------------
                                                                                 153,325,858        108,174,274
Accumulated Depreciation, Depletion, and Amortization..................          (28,107,986)       (19,758,662)(1)
                                                                               -------------      -------------
                                                                               $ 125,217,872      $  88,415,612
                                                                               =============      =============

(1) The effect of the 1994 change in accounting principle (see Note 2) was to decrease proved property costs by $37,773,087 and accumulated depreciation, depletion, and amortization by $12,359,908.

         Of the $20,652,151 of net unproved property costs (primarily seismic and lease acquisition costs) at December 31, 1995, being excluded from the amortizable base, $8,825,568 was incurred in 1995, $6,977,963 was incurred in 1994, $2,018,174 was incurred in 1993, and $2,830,446 was incurred in prior years. The Company expects it will complete its evaluation of the properties representing the majority of these costs within the next two to three years.

Capital Expenditures

         The following table sets forth capital expenditures related to the Company's oil and gas operations:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)



                                                                                Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                     1995                 1994                 1993
                                                                 ------------         ------------         ------------
Acquisition of proved properties, including
   earned interests in limited partnerships and
   joint ventures(1)...................................          $  3,461,091         $ 13,078,242         $ 21,832,157
   Lease acquisitions(2),(3)...........................             9,742,543            9,905,237            5,388,243
   Exploration.........................................             2,289,814            4,003,400            2,195,473
   Development.........................................            23,555,988            5,637,285            3,164,803
                                                                 ------------         ------------         ------------
         Total(4)......................................          $ 39,049,436         $ 32,624,164         $ 32,580,676
                                                                 ============         ============         ============

(1) There are no earned interests in 1995 or in 1994. Earned interests amounts included in 1993 are $3,308,623.

(2) Lease acquisitions for 1995, 1994, and 1993 include expenditures of $2,814,395, $2,973,971, and $1,032,656, respectively, relating to the
         Company's initiatives in Russia; 1995, 1994, and 1993 expenditures of $304,610, $356,136, and $456,681, respectively, relating to initiatives in Venezuela; and include 1995 expenditures of $202,206 relating to initiatives in New Zealand.

(3) These are actual amounts as incurred by year, including both proved and unproved lease costs. The annual lease acquisition amounts added to proved oil and gas properties (being amortized) for 1995, 1994, and 1993, respectively, were $3,895,871, $3,032,315, and $4,198,429.

(4) Includes capitalized general and administrative costs directly associated with the acquisition, development, and exploration efforts of approximately $7,100,000, $5,800,000, and $8,300,000 in 1995, 1994,
         and 1993. In addition, total includes $1,442,022, $766,572, and $389,352 in 1995, 1994, and 1993, respectively, of capitalized interest on unproved properties.

Results of Operations

         The following table sets forth results of the Company's oil and gas operations:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


                                                                                 Year Ended December 31,
                                                                 -----------------------------------------------------
                                                                      1995                1994                1993
                                                                 -------------        ------------         -----------
Oil and gas sales..........................................      $  22,527,892        $ 19,802,188         $15,535,671
Production costs...........................................         (6,826,306)         (5,639,630)         (4,540,290)
Depreciation, depletion, and amortization..................         (8,349,324)         (7,590,877)         (7,067,636)
                                                                 -------------        ------------         -----------
                                                                     7,352,262           6,571,681           3,927,745
Income taxes...............................................         (2,110,099)         (1,511,487)         (1,025,141)
                                                                 -------------        ------------         -----------
Results of producing activities............................      $   5,242,163        $  5,060,194         $ 2,902,604
                                                                 =============        ============         ===========
Amortization per physical unit of production
  (equivalent Mcf of gas)..................................      $        0.75        $       0.79         $      0.96
                                                                 =============        ============         ===========

Property Purchase and Production Payment Agreement

         In May 1992, the Company purchased from a subsidiary of Manville Corporation ("Manville") additional interests in certain wells in McMullen County, Texas, in which the Company had owned interests for over three years. The funds for this purchase were provided by the Company's sale of a volumetric production payment in the Manville properties to Enron Reserve Acquisition Corp. ("Enron") for net proceeds of $13,790,000. These proceeds were recorded as deferred revenues and are amortized as the required deliveries are made. Under the production payment agreement, the Company continues to own the properties purchased from Manville, but is required to deliver to Enron approximately 9.5 Bcf over an eight-year period, or for such longer period as is necessary to deliver a specified heating equivalent quantity at an average price of $1.115 per MMBtu. The Company is responsible for all production related costs associated with operating these properties. The amount to be delivered varies from month to month in generally decreasing quantities. To the extent monthly gas production from the properties exceeds the agreed upon deliverable quantities (as it has in every year since the purchase date), the Company receives all proceeds from sale of such excess gas at current market prices, plus the proceeds from sale of oil or condensate. Since entering into the volumetric production payment, the Company has met all scheduled deliveries to Enron under this agreement.

Foreign Activities

         Russia

         On September 3, 1993, the Company signed a Participation Agreement with Senega, a Russian Federation joint stock company (in which the Company has an indirect interest of less than 1%), to assist in the development and production of reserves from two fields in Western Siberia, providing the Company with a minimum 5% net profits interest from the sale of hydrocarbon products from the fields for providing managerial, technical, and financial support to Senega. Additionally, the Company purchased a 1% net profits interest from Senega for $300,000. In May 1995, the Company executed a Management Agreement with Senega, under which, in return for undertaking to obtain financing for development of these fields, Swift is entitled to receive a 49% interest in production income derived by Senega from this project after repayment of costs. At December 31, 1995 and June 30, 1996, respectively, the Company's investment in Russia was approximately $6,820,000 and $8,565,000 and is included in the unproved properties portion of oil and gas properties.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


         On July 12, 1996, the Company entered into a partnership agreement with two other industry partners which provides for the Company to contribute its rights under the Participation and Management Agreement to the partnership and the other partners to provide equity funding to the partnership, with revenues and costs to be shared equally. Upon fulfillment of certain conditions, the partnership is to be funded through the contributions of the three partners, and the partnership will then succeed to the Company's rights and obligations, which include pursuing initial testing and development of hydrocarbon production in the Samburg Field and collectively arranging for funding and management of the License Areas, all in conjunction with Senega.

         Venezuela

         The Company formed a wholly-owned subsidiary, Swift Energy de Venezuela, C.A., for the purpose of submitting a bid on August 5, 1993, under the Venezuelan Marginal Oil Field Reactivation Program. The Company did not win the bid; however, other fields and opportunities are continuing to be evaluated in Venezuela. At December 31, 1995 and June 30, 1996, respectively, the Company's investment in Venezuela was approximately $1,120,000 and $1,295,000 and is included in the unproved properties portion of oil and gas properties net of impairments of $45,668.

         New Zealand

         On October 12, 1995, the Company was approved for the grant of Petroleum Exploration Permit by the New Zealand Minister of Energy and the acceptance of which was approved by the Company's board of directors on November 7, 1995. This permit (PEP 38717) covers approximately 65,000 acres in the Onshore Taranaki Basin region. This permit primarily requires the Company to :
(a) post a $175,000 bond (which was done by the Company on December 22, 1995) before January 11, 1996; (b) before December 31, 1997, analyze and interpret approximately 460 kilometers of existing seismic data and acquire approximately 100 kilometers of new seismic data; (c) commence drilling one well prior to July 31, 1998; (d) review results prior to July 31, 1999, and (e) prior to July 31, 2000, drill a development well or acquire additional seismic data. At December 31, 1995 and June 30, 1996, respectively, the Company's investment in New Zealand was approximately $200,000 and $400,000 and is included in the unproved properties portion of oil and gas properties.

Acquisition of Properties by Swift

         During the second quarter of 1994, the Company acquired approximately $18,100,000 of producing oil and gas properties in a single acquisition transaction. Approximately $3,500,000 and $12,700,000 of the properties were transferred to affiliated partnerships formed under the Company's SDI offering in 1995 and 1994, respectively. Approximately $1,900,000 of the properties were retained by the Company for its own account.

Supplemental Reserve Information (Unaudited)

         The following information presents estimates of the Company's proved oil and gas reserves, which are all located onshore in the United States. All of the Company's reserves were determined by company personnel and audited by H. J. Gruy and Associates, Inc. ("Gruy"), independent petroleum consultants. Gruy's summary report dated February 19, 1996, is set forth as an exhibit to the Form 10-K Report for the year ended December 31, 1995, and includes definitions and assumptions that served as the basis for the estimates of proved reserves and future net cash flows. Such definitions and assumptions should be referred to in connection with the following information:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


Estimates of Proved Reserves

                                                                                                              Oil and
                                                                                       Natural Gas           Condensate
                                                                                          (Mcf)                (Bbls)
                                                                                       -----------           -----------
Proved reserves as of December 31, 1992(1)...................................           41,638,100             2,901,621
         Revisions of previous estimates(2)..................................           (1,800,178)             (200,906)
         Purchases of minerals in place......................................           17,892,709             1,429,463
         Sales of minerals in place..........................................              (61,996)              (12,555)
         Extensions, discoveries, and other additions........................           10,634,805               477,932
         Production(3).......................................................           (3,840,635)             (324,486)
                                                                                       -----------           -----------

Proved reserves as of December 31, 1993(1)...................................           64,462,805             4,271,069
         Revisions of previous estimates(2)..................................          (10,570,138)             (714,246)
         Purchases of minerals in place......................................            8,136,270               790,523
         Sales of minerals in place..........................................             (881,770)              (34,834)
         Extensions, discoveries, and other additions........................           20,556,953               707,811
         Production(3).......................................................           (5,440,156)             (467,056)
                                                                                       -----------           -----------

Proved reserves as of December 31, 1994(1)...................................           76,263,964             4,553,267
         Revisions of previous estimates(2)..................................            6,982,317              (421,901)
         Purchases of minerals in place......................................            4,166,922               254,211
         Sales of minerals in place..........................................              (13,215)              (10,617)
         Extensions, discoveries, and other additions........................           62,870,240             1,592,456
         Production(3).......................................................           (6,702,708)             (545,435)
                                                                                      ------------           -----------

Proved reserves as of December 31, 1995(1)...................................          143,567,520             5,421,981
                                                                                      ============           ===========

Proved developed reserves,
         December 31, 1992...................................................           32,955,080             2,082,885
         December 31, 1993...................................................           50,936,942             3,110,505
         December 31, 1994...................................................           46,406,448             3,209,387
         December 31, 1995...................................................           81,532,025             3,313,226

(1) Proved reserves for these periods exclude quantities subject to the Company's volumetric production payment agreement.

(2) Revisions of previous quantity estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics, and reservoir pressure. Additionally, changes in quantity estimates are affected by the increase or decrease in crude oil and natural gas prices at each year end. Proved reserves as of December 31, 1995, were based upon prices of $2.41 per Mcf of natural gas and $18.07 per barrel of oil, compared to $1.85 per Mcf and $15.09 per barrel as of December 31, 1994.

(3)      Natural gas  production for 1993,  1994,  and 1995 excludes  1,581,206,
         1,358,375,  and  1,211,255  Mcf,  respectively,   delivered  under  the
         Company's volumetric production payment agreement.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

         The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

                                                                                 Year Ended December 31,
                                                                  -------------------------------------------------------
                                                                       1995                 1994                 1993
                                                                  --------------       -------------        -------------
Future gross revenues......................................       $ 445,572,715        $ 211,210,430        $ 218,321,639
Future production and development costs....................        (163,925,771)         (92,053,163)         (75,769,590)
                                                                  -------------        -------------        -------------

Future net cash flows before income taxes..................         281,646,944          119,157,267          142,552,049
Future income taxes........................................         (55,469,213)         (14,143,796)         (26,303,502)
                                                                  -------------        -------------        -------------

Future net cash flows after income taxes...................         226,177,731          105,013,471          116,248,547
Discount at 10% per annum..................................         (97,273,647)         (38,541,504)         (41,280,376)
                                                                  -------------        -------------        -------------

Standardized measure of discounted future net
      cash flows relating to proved oil and gas
      reserves.............................................       $ 128,904,084        $  66,471,967        $  74,968,171
                                                                  =============        =============        =============

         The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.

2. The estimated future gross revenues of proved reserves are priced on the basis of year-end prices, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price the Company reasonably expects to receive.

3. The future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, as well as certain abandonment costs based on year-end cost estimates and the estimated effect of future income taxes.

4. Future income taxes are computed by applying the statutory tax rate to future net cash flows reduced by the tax basis of the properties, the estimated permanent differences applicable to future oil and gas producing activities and tax carryforwards.

         The estimates of cash flows and reserves quantities shown above are based on year-end oil and gas prices. Under Securities and Exchange Commission rules, companies that follow the full-cost accounting method are required to make quarterly Ceiling Limitation calculations, using prices in effect as of the period end date presented (see Note 1). Application of these rules during periods of relatively low oil and gas prices, even if of short-term seasonal duration, may result in write-downs.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


         The standardized measure of discounted future net cash flows is not intended to present the fair market value of the Company's oil and gas property reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment, and the risks inherent in reserve estimates.

         The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                                                 Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                      1995                 1994                 1993
                                                                 --------------      -------------        -------------
Beginning balance.......................................         $  66,471,967       $  74,968,171        $  46,582,994
                                                                 -------------       -------------        -------------
Revisions to reserves proved in prior years--
      Net changes in prices, production costs, and
         future development costs.......................            25,415,116         (21,326,677)          (4,140,177)
      Net changes due to revisions in quantity
         estimates......................................             4,735,186         (11,644,586)          (2,860,642)
      Accretion of discount.............................             6,939,460           8,376,078            5,543,984
      Other.............................................           (10,981,721)         (5,631,646)          (4,485,723)
                                                                 -------------       -------------        -------------

Total revisions.........................................            26,108,041         (30,226,831)          (5,942,558)

New field discoveries and extensions, net of
  future production and development costs...............            44,292,042          15,585,767           13,972,435
Purchases of minerals in place..........................             4,928,563           7,964,821           27,074,564
Sales of minerals in place..............................               (74,858)           (574,651)             (85,174)
Sales of oil and gas produced, net of production
  costs.................................................           (13,913,612)        (12,168,695)          (8,691,301)
Previously estimated development costs
incurred................................................            16,303,629           5,053,417            1,992,967
Net change in income taxes..............................           (15,211,688)          5,869,968               64,244
                                                                 -------------       -------------        -------------

Net change in standardized measure of
  discounted future net cash flows......................            62,432,117          (8,496,204)          28,385,177
                                                                 -------------       -------------        -------------

Ending balance..........................................         $ 128,904,084       $  66,471,967        $  74,968,171
                                                                 =============       =============        =============

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


10.      Quarterly Results (Unaudited)

         The following table presents summarized quarterly financial information for the years ended December 31, 1993, 1994, and 1995, and the six months ended June 30, 1996:

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


                                                               Net Income         Primary Income    Fully Diluted
                                           Income Before         (Loss)            (Loss) Per       Income (Loss)
                           Revenues        Income Taxes       (as Restated)          Share(2)         Per Share(2)
                          -----------      -------------      -------------       ---------------   --------------
1993
---------------------
First Quarter........     $ 5,325,054       $ 1,411,809        $    988,266            $ 0.15           $ 0.15
Second Quarter.......       6,012,174         1,743,606           1,220,524              0.19             0.19
Third Quarter........       6,603,605         1,905,880           1,441,549              0.22             0.19
Fourth Quarter.......       6,191,820         1,567,313           1,245,914              0.19             0.17
                          -----------       -----------        ------------            ------           ------
         Total.......     $24,132,653       $ 6,628,608        $  4,896,253            $ 0.74           $ 0.70
                          ===========       ===========        ============            ======           ======

1994
---------------------
First Quarter........     $ 6,138,535       $ 1,753,003(1)     $(15,561,976)(1)        $(2.36)(1)       $(2.36)(1)
Second Quarter.......       6,106,954(1)      1,462,980(1)        1,076,077 (1)          0.16 (1)         0.15 (1)
Third Quarter........       6,962,612         1,439,620(1)        1,130,398 (1)          0.17 (1)         0.16 (1)
Fourth Quarter.......       6,167,191           182,226             308,474              0.05             0.05
                          -----------       -----------        ------------            ------           ------
         Total.......     $25,375,292       $ 4,837,829        $(13,047,027)           $(1.96)          $(1.96)
                          ===========       ===========        ============            ======           ======

1995
---------------------
First Quarter........     $ 6,258,588       $   676,434        $    524,600 (2)        $ 0.08           $ 0.08
Second Quarter.......       6,564,910           965,448             731,275              0.11             0.11
Third Quarter........       7,048,934         1,737,763           1,264,556              0.12             0.12
Fourth Quarter.......       9,058,613         3,514,892           2,392,081              0.19             0.16
                          -----------       -----------        ------------            ------           ------
         Total.......     $28,931,045       $ 6,894,537        $  4,912,512            $ 0.54           $ 0.54
                          ===========       ===========        ============            ======           ======

1996
---------------------
First Quarter........     $11,188,847       $ 4,561,523        $  3,082,381            $ 0.25           $ 0.22
Second Quarter.......      12,557,891         5,480,944           3,678,316              0.29             0.25
                          -----------       -----------        ------------            ------           ------
         Total.......     $23,746,738       $10,042,467        $  6,760,697            $ 0.54           $ 0.47
                          ===========       ===========        ============            ======           ======

(1) In the fourth quarter of 1994, the Company changed its revenue recognition policy for earned interests. See Note 2 "Change in Accounting Principle" for further discussion. This change was effective beginning January 1, 1994, and, accordingly, the cumulative effect of this change ($(16,772,698) or $(2.52) per share) has been reflected in the first quarter of 1994, and the first three quarters have been restated to reflect the basis of the newly adopted accounting principle. Net Income, Primary Income Per Share, and Fully Diluted Income Per Share were previously reported as $814,325, $0.14, and $0.14, respectively, for the first quarter of 1994; $1,140,197, $0.19, and $0.17, respectively, for the second quarter of 1994; and $768,161, $0.12, and $0.12, respectively, for the third quarter of 1994.

(2) Amounts prior to the fourth quarter of 1994 have been retroactively restated to give recognition to an equivalent change in capital structure as a result of the 10% stock dividend. See Note 1 "Summary of Significant Accounting Policies-Income (Loss) Per Share" for further discussion.

                      SWIFT ENERGY COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued) (Including
                Notes Applicable to Unaudited Periods)


         Pro forma amounts assuming the new earned interest recognition policy is applied retroactively:

                                                                                    Fully Diluted
                                                             Primary Income             Income
                                       Net Income               Per Share             Per Share
                                      -----------             -----------            ------------
1993
---------------------------
First Quarter..............           $   917,895                $ 0.14                 $ 0.14
Second Quarter.............             1,247,263                  0.19                   0.19
Third Quarter..............             1,113,049                  0.17                   0.15
Fourth Quarter.............             1,044,271                  0.16                   0.15
                                      -----------                ------                 ------
         Total.............           $ 4,322,478                $ 0.66                 $ 0.63
                                      ===========                ======                 ======

1994
---------------------------
First Quarter..............           $ 1,210,722                $ 0.18                 $ 0.17
Second Quarter.............             1,076,077                  0.16                   0.15
Third Quarter..............             1,130,398                  0.17                   0.16
Fourth Quarter.............               308,474                  0.05                   0.05
                                      -----------                ------                 ------
         Total.............           $ 3,725,671                $ 0.56                 $ 0.56
                                      ===========                ======                 ======

         No dealer, salesperson, or any other person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in conjunction with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder and thereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This prospectus is not an offer to sell or a solicitation of an offer to buy any security in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.


                              --------------------


                                Table of Contents
                                                                            Page
Available Information..........................................................2
Defined Terms..................................................................2
Prospectus Summary.............................................................3
Risk Factors...................................................................9
Use of Proceeds...............................................................14
Price Range of Common Stock and Dividend Policy...............................15
Capitalization................................................................16
Selected Consolidated Financial Data..........................................17
Management's Discussion and Analysis of Financial
     Condition and Results of Operations......................................19
Business and Properties.......................................................26
Management....................................................................40
Principal Shareholders........................................................42
Description of Notes..........................................................43
Description of Capital Stock..................................................52
Certain United States Tax Considerations .....................................53
Underwriting..................................................................60
Legal Matters.................................................................61
Experts.......................................................................61
Incorporation of Certain Information by Reference.............................61
Index to Consolidated Financial Statements ..................................F-1

$100,000,000


SWIFT
ENERGY
COMPANY

__% Convertible Subordinated
Notes Due 2006

[GRAPHIC OMITTED]


Salomon Brothers Inc

Oppenheimer & Co., Inc.

Prudential Securities Incorporated

Southcoast Capital
Corporation




Prospectus

Dated       , 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.          Other Expenses of Issuance and Distribution

         The estimated expenses in connection with the issuance and distribution of the securities being registered, all of which will be borne by the Company, are set forth in the following itemized table:

         SEC Registration Fee..............................................................   $ 34,849
         NASD Registration Fee.............................................................     12,000
         New York Stock Exchange Listing Fee...............................................
         Transfer Agent's Fees.............................................................
         Blue Sky Fees and Expenses........................................................
         Accounting Fees...................................................................
         Legal Fees........................................................................
         Printing..........................................................................
         Miscellaneous.....................................................................
                                                                                              ________

                  Total....................................................................   $
                                                                                              ========



Item 15.          Indemnification of Directors and Officers

         Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify its officers, directors, employees and agents for expenses and costs incurred in certain proceedings arising out of actions taken in their official capacity only if such persons were acting in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except in relation to matters in which they have been found liable (i) to the corporation, or (ii) on the basis that personal benefit was improperly received regardless of whether or not the benefit resulted from action taken in their official capacity. In the case of any criminal proceeding, such persons must also have had no reasonable cause to believe such conduct was unlawful. Article 2.02-1 further provides that a corporation shall indemnify its officers and directors against reasonable expenses incurred in connection with proceedings arising out of actions taken in their official capacity in which such persons have been wholly successful, on the merits or otherwise, in the defense of such actions. The bylaws of the Company, as amended, provide for indemnification in favor of the Company's directors, officers, and employees to the fullest extent permitted by Article 2.02-1. Additionally, the Company amended its Articles of Incorporation, with shareholder approval, to confirm that the Company has the power to indemnify certain persons in such circumstances as are provided in its bylaws. The amendment further enables the Company to enter into additional insurance and indemnity arrangements at the discretion of the board of directors. The Company has entered into Indemnification Agreements with each of its officers and directors, the form of which was approved by the shareholders of the Company, that essentially indemnify such individuals to the fullest extent permitted by law.

         Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that a corporation's articles of incorporation may provide for the elimination or limitation of a director's liability. The Company's Articles of Incorporation to eliminate the liability of directors to the corporation or its shareholders for monetary damages for an act or omission in his capacity as a director, with certain specified exceptions to the Company and its shareholders to the fullest extent permitted by Article 7.06 of the Texas Miscellaneous Corporation Laws Act.

         The Company maintains insurance, the general effect of which is to provide coverage for the Company with respect to amounts that it is required to pay officers and directors under the indemnity provisions described above and coverage for officers and directors against certain liabilities, including certain liabilities under the federal securities law.

Item 16.          Exhibits

              Exhibit
              Number                                 Description of Exhibit
              -------               -----------------------------------------------------------------------------

                *1         --       Form of Underwriting Agreement

                *4         --       Indenture dated as of ______________________ 1996, between Swift
                                    Energy Company and Bank One, Texas, National Association

                *5         --       Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding legality

                *8         --       Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding tax matters

               ++12         --       Statement of ratio of earnings to fixed charges for each of the last five fiscal years.

             23(a)         --       Consent of Jenkens & Gilchrist, a Professional Corporation (to be
                                    contained in its opinion filed as Exhibits 5 and 8)

            ++23(b)         --       Consent of Arthur Andersen LLP

            ++23(c)         --       Consent of H.J. Gruy and Associates, Inc.

                24         --       Power of Attorney (a power of attorney pursuant to which amendments to the Registration Statement may be filed is included on the signature pages hereof)

              ++25         --       Statement of Eligibility of Bank One, Texas, National Association, as
                                    trustee

             99(a)         --       The summary report of H.J. Gruy and Associates, Inc. dated February 19,
                                    1996 pertaining to the Company's proved oil and gas reserves as of
                                    December 31, 1995 (incorporated by reference from Exhibit 99(a) to the
                                    Company's Annual Report on Form 10-K for the year ended December 31, 1995).

             99(b)         --       Summary report of H.J. Gruy and Associates, Inc. dated February 17,
                                    1995 pertaining to the Company's proved oil and gas reserves as of
                                    December 31, 1994 (incorporated by reference from Exhibit 99(a) to the
                                    Company's Annual Report on Form 10-K for the year ended December 31,
                                    1994)

             99(c)         --       Summary report of Gruy Engineering Corporation dated February 14, 1994 pertaining to the Company's proved oil and gas reserves as of
                                    December 31, 1993 (incorporated by reference from Exhibit 28(a) to the
                                    Company's Annual Report on Form 10-K for the year ended December 31,
                                    1993)

* To be filed by amendment
++ Filed herewith

Item 17.          Undertakings.

         A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "1934 Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         B. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

         C.       The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the 1933 Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 22, 1996.

                                           SWIFT ENERGY COMPANY



                                           By:   /s/ A. Earl Swift
                                              ----------------------------------
                                              A. Earl Swift,
                                              Chairman of the Board, President
                                              and Chief Executive Officer,
                                              Swift Energy Company

         Each person whose signature appears below hereby constitutes and appoints A. Earl Swift, John R. Alden and Alton D. Heckaman, Jr., and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including post-effective amendments), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the 1933 Act, as amended, this Registration Statement has been signed below in multiple counterparts with the effect of one original by the following persons in the capacities and on the dates indicated.

      Signature                       Title                          Date
--------------------------  --------------------------------    ----------------


  /s/ A. Earl Swift         Chairman of the Board, President    October 22, 1996
--------------------------  and Chief Executive Officer,
   A. Earl Swift            Swift Energy Company


  /s/ John R. Alden         Senior Vice President -- Finance,   October 22, 1996
--------------------------  Chief Financial Officer, Swift
    John R. Alden           Energy Company


/s/ Alton D. Heckaman, Jr.  Vice President and Controller,      October 22, 1996
--------------------------  Swift Energy Company
   Alton D. Heckaman, Jr.


   /s/ Virgil N. Swift      Director, Executive Vice            October 22, 1996
--------------------------  President and Chief Operating
     Virgil N. Swift        Officer, Swift Energy Company


   /s/ G. Robert Evans      Director, Swift Energy Company      October 22, 1996
--------------------------
     G. Robert Evans

      Signature                       Title                          Date
--------------------------  --------------------------------    ----------------


   /s/ Ramond O. Loen       Director, Swift Energy Company      October 22, 1996
--------------------------
     Raymond O. Loen


 /s/ Clyde W. Smith, Jr.    Director, Swift Energy Company      October 22, 1996
--------------------------
   Clyde W. Smith, Jr.


 /s/ Henry C. Montgomery    Director, Swift Energy Company      October 22, 1996
---------------------------
    Henry C. Montgomery


   /s/ Harold J. Withrow    Director, Swift Energy Company      October 22, 1996
---------------------------
    Harold J. Withrow